SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of June, 2005

ECI TELECOM LTD.
(Translation of Registrant’s Name into English)

30 Hasivim Street • Petah Tikva 49517 • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Attached hereto and incorporated herein are the following items mailed to the Registrant’s shareholders:

(1)	Letter to the Registrant’s shareholders dated June 15, 2005.

(2)
Registrant's Notice of 2005 Annual General Meeting and Proxy Statement dated June 15, 2005, in connection with the Registrant’s 2005 Annual General Meeting of shareholders to be held on July 14, 2005, including a copy of the ECI Telecom Ltd. Employee Restricted Share Incentive Plan 2005, appearing as “Appendix A” thereto.

(3)	Registrant's audited Consolidated Financial Statements as at December 31, 2004, including Report of Independent Registered Public Accounting Firm.

(4)	Registrant's unaudited Consolidated Financial Statements as at March 31, 2005.

(5)	Proxy Card in connection with the Registrant’s 2005 Annual General Meeting of shareholders to be held on July 14, 2005.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECI TELECOM LTD.
(Registrant)

By:	/s/ Martin Ossad
Name: Martin Ossad
Title: Corporate Vice President and General Counsel

Dated: June 17, 2005

3

ECI Telecom Ltd. 30 Hasivim Street, P.O. Box 500 Petah Tikva 49104, Israel Tel: +972-3-926-6555 FAX: +972-3-926-6500 www.ecitele.com

June 15, 2005

Dear Shareholder,

Please find enclosed ECI Telecom Ltd.’s Notice of 2005 Annual General Meeting of Shareholders and Proxy Statement, including our annual financial report for the fiscal year 2004. Also included, for your convenience, although not part of the proxy material, is our unaudited quarterly financial report as at March 31, 2005.

For additional and more complete information on ECI, you may wish to refer to our annual report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2005. This may be viewed on our web site at www.ecitele.com and is also available upon request from us (attention: Investor Relations Department).

Sincerely yours,

Doron Inbar,
President and Chief Executive Officer.

ECI TELECOM LTD.

NOTICE OF 2005 ANNUAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON JULY 14, 2005

Petah Tikva, Israel
June 15, 2005

To the Shareholders of ECI Telecom Ltd. (“ECI” or “we”):

NOTICE IS HEREBY GIVEN that the 2005 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”) of ECI Telecom Ltd. will be held at our executive offices at 30 Hasivim Street, Petah Tikva, Israel, on Thursday, July 14, 2005 at 10:30 a.m. (Israel time).

The agenda of the meeting will be as follows:

(1)	To re-elect an external director;

(2)	To elect eight other directors to our board of directors;

(3)	To approve terms and compensation for certain of our directors;

(4)	To approve the adoption of the ECI Telecom Ltd. Employee Restricted Share Incentive Plan 2005 for the issue of restricted shares to our employees, directors, consultants or contractors;

(5)
To approve an increase in the number of authorized but unissued shares reserved for the purposes of the ECI Telecom Ltd. Employee Share Incentive Plan 2002 and ECI Telecom Ltd. Employee Restricted Share Incentive Plan 2005;

(6)
To approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors and to authorize our board of directors to delegate to our audit committee the authority to fix the said independent auditors' remuneration in accordance with the volume and nature of their services; and

(7)	To discuss the Auditors' Report and our Consolidated Financial Statements for the year ended December 31, 2004.

Shareholders of record at the close of business on June 8, 2005 are entitled to notice of and to vote at the Annual General Meeting. All shareholders are cordially invited to attend the meeting in person.

Joint holders of our Ordinary Shares should take note that, pursuant to our Amended and Restated Articles of Association (our “articles of association”), the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the register of shareholders.

Shareholders who are unable to attend the Annual General Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than twenty-four (24) hours before the meeting. No postage is required if mailed in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

By order of the Board of Directors,

SHLOMO DOVRAT
Chairman of the Board of Directors

DORON INBAR
President and Chief Executive Officer

ECI TELECOM LTD.
30 Hasivim Street, Petah Tikva 49517, Israel

PROXY STATEMENT

2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

This proxy statement is being furnished to our shareholders in connection with the solicitation of proxies by our board of directors for use at the 2005 Annual General Meeting of Shareholders and at any adjournment thereof, pursuant to the accompanying Notice of 2005 Annual General Meeting of Shareholders. The meeting will be held on Thursday, July 14, 2005 at 10:30 a.m. (Israel time) at our executive offices, 30 Hasivim Street, Petah Tikva, Israel.

Purpose of the Annual General Meeting

It is proposed that at the meeting resolutions be adopted:

(1)	to re-elect an external director;

(2)	to elect eight other directors to our board of directors;

(3)	to approve terms and compensation for certain directors;

(4)	to approve the adoption of the ECI Telecom Ltd. Employee Restricted Share Incentive Plan 2005 for the issue of restricted shares to employees, directors, consultants or contractors;

(5)
to approve an increase in the number of authorized but unissued shares reserved for the purposes of the ECI Telecom Ltd. Employee Share Incentive Plan 2002 and ECI Telecom Ltd. Employee Restricted Share Incentive Plan 2005; and

(6)
to approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors and to authorize our board of directors to delegate to our audit committee the authority to fix the said independent auditors' remuneration in accordance with the volume and nature of their services.

In addition, the Auditors' Report and our Consolidated Financial Statements for the year ended December 31, 2004 will be discussed at the Annual General Meeting.

Voting

Only holders of record of ECI’s Ordinary Shares (our “shares”), nominal (par) value NIS 0.12 per share, at the close of business on the meeting record date, June 8, 2005, are entitled to notice of, and to vote at, the Annual General Meeting. We had 110,470,281 shares outstanding on the meeting record date. Each share outstanding on the meeting record date will generally entitle its holder to one vote upon each of the matters to be presented at the Annual General Meeting. A quorum must be present in order for the Annual General Meeting to be held. The presence in person or by proxy of at least two shareholders holding shares that are entitled to vote in the aggregate at least 33 1/3% of the shares outstanding on the record date will constitute a quorum for the transaction of business at the Annual General Meeting. If within half an hour from the time established for the commencement of the Annual General Meeting a quorum is not present, the meeting shall stand adjourned to Thursday, July 21, 2005, at the same time and place.

Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Proxies

Proxies for use at the Annual General Meeting are being solicited by our board of directors. Proxies will be solicited primarily by mail and are being mailed to shareholders on or about June 15, 2005. Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our shares.

All ECI shares represented by properly executed proxies received by us twenty-four (24) hours prior to the meeting will, unless such proxies have been previously revoked, be voted at the Annual General Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matters described above. A shareholder returning a proxy may revoke it at any time prior to commencement of the meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Annual General Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to ECI Telecom Ltd., 30 Hasivim Street, Petah Tikva 49517, Israel, attention General Counsel.

OWNERSHIP OF ECI SHARES

We have authorized and outstanding one class of equity securities, designated Ordinary Shares, with a nominal (par) value of NIS 0.12 per share. The following table sets forth, as of June 8, 2005, the number of shares owned by (i) each person or entity known to us to be the beneficial owner of more than 5% of our shares (our “major shareholders”); (ii) Mr. Shlomo Dovrat, chairman of our board of directors, and entities affiliated with him, and (iii) our other directors or members of our senior management as a group. Although several of our directors are officers or directors of our major shareholders, such individuals disclaim beneficial ownership of the shares held by such major shareholders.

Name and Address	Number of Shares Owned(1)	Approximate Percent of Shares Outstanding(2)
M.A.G.M. Chemistry Holdings Ltd. (a wholly owned subsidiary of Koor Industries Ltd.)(3)(5) 14 Hamelacha Street Park Afek 48091 Rosh Ha’ayin, Israel	33,049,433	29.9%
Clal Electronics Industries Ltd. (a wholly owned subsidiary of Clal Industries & Investments Ltd.)(4)(5) 3 Azrieli Center, Triangular Tower, 45th Floor 67023 Tel Aviv, Israel	15,218,194	13.8%
Ofer (Ships Holding) Ltd. (“Ofer Ships”)(6) 9, Andre Saharov Street 31905 Haifa, Israel	6,867,200	6.2%
Fidelity Low Priced Stock Fund, Fidelity Management & Research Company, and FMR Corp. (together “Fidelity”)(7) 82 Devonshire Street Boston, Massachusetts 02109	6,068,700	5.5%
Directors and Members of our Senior Management
Shlomo Dovrat and affiliated entities, including Carmel Funds (as defined below) and
D Partners (as defined below),
(together the “Dovrat Entities”)(8)
Delta House, 16 Abba Eban Avenue
46725 Herzlia, Israel

	5,351,548(8)	4.8%(8)
All other directors and members of our senior management as a group (consisting of 16 persons)	4,700,908(9)	4.1%(9)

(1) The information regarding the ECI shares beneficially owned by Major Shareholders is based on Schedules 13D or 13G filed by such shareholders and related individuals and entities with the U.S. Securities and Exchange Commission and on information provided by such shareholders.

(2) Percentages in this table are based on the 110,470,281 ECI shares outstanding as at June 8, 2005 plus such number of newly issued ECI shares, if any, as such shareholder or group had the right to receive upon the exercise of stock options which are exercisable within 60 days.

(3) Both M.A.G.M. Chemistry Holdings Ltd. (“MAGM”) and Koor Industries Ltd. (“Koor”) are Israeli corporations. Koor’s shares are publicly traded on The Tel Aviv Stock Exchange and its ADSs (American Depositary Shares) are traded on the New York Stock Exchange. Mr. Jonathan Kolber, a director of ECI and the Chief Executive Officer of Koor, beneficially owns approximately 3.4% of the shares of Koor. In addition to the ECI shares held by MAGM: (i) Mr. Kolber has a beneficial interest in 1,542,198 ECI shares (for details see the table in Item 2 below - “Election of Eight Other Directors”); and (ii) Mr. Danny Biran, a director of ECI and President of Koor, beneficially owns 5,000 ECI shares. Mr. Kolber and Mr. Biran, by virtue of their respective positions at Koor, may be deemed to be beneficial owners of the ECI shares held by MAGM. Mr. Kolber and Mr. Biran disclaim beneficial ownership of these shares.

(4) Both Clal Electronics Industries Ltd. (“CEI”) and Clal Industries and Investments Ltd. (“Clal”) are Israeli corporations. Clal is controlled by IDB Development Corporation Ltd. (“IDBD”), which, in turn, is controlled by IDB Holding Corporation (“IDBH”), all of which companies are considered part of the IDB group. In addition to CEI’s holdings, based upon reports received by us, the following entities within the IDB group beneficially own ECI shares, as follows: IDBD (100,000 shares); Badal Securities Ltd. (“Badal”), a wholly owned subsidiary of IDBH (100,000 shares); and Clal Insurance Enterprises Holdings Ltd. (“Clal Insurance”) - a majority-owned subsidiary of IDBD (390,618 shares). Clal, IDBD, IDBH and Clal Insurance are all Israeli corporations whose shares are publicly traded on The Tel Aviv Stock Exchange.

Based upon reports received by ECI, as at June 8, 2005, IDBH is controlled by a group comprised of: (i) Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner (who is the chairman of IDBH, IDBD and Clal and a director of Clal Insurance) and his sister Shelly Bergman (who is a director of IDBH, IDBD and Clal), which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments - IDB Ltd. (“Manor”), a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDBH, IDBD and Clal and Isaac Manor is a director of Clal Insurance), which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and executive vice president of IDBH, deputy chairman of IDBD and co-chief executive officer of Clal, and another son, Shay Livnat, is a director of IDBD, Clal and Clal Insurance), which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.70% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, (a) Ganden Holdings Ltd., the parent company of Ganden, holds 7.07% of the equity of and voting power in IDBH; (b) Manor Holdings B.A. Ltd., the parent company of Manor, holds 0.03% of the equity of and voting power in IDBH; (c) Avraham Livnat Ltd., the parent company of Livnat, holds 0.04% of the equity of and voting power in IDBH; and (d) Ms.  Bergman owns, through a private company which is wholly owned by her, approximately 7.23% of the equity and voting power of IDBH.

Based on the foregoing, IDBH (by reason of its control of IDBD), Ganden, Manor and Livnat (by reason of their control of IDBH), Mr. Dankner, Ms. Bergman, Ms. Manor and Mr. A. Livnat (by reason of their control, respectively, of Ganden, Manor and Livnat) may be deemed to share the power to vote and dispose: (i) with IDBD (by reason of its control of Clal and CEI), Clal and CEI, of the ECI shares held by CEI; (ii) with Badal, of the ECI shares held by Badal; (iii) with IDBD, of the ECI shares held by IDBD; and (iv) with IDBD and Clal Insurance, of ECI shares held by Clal Insurance.

(5) IDBD, the parent company of Clal, beneficially owns approximately 9.75% of the shares of Koor, acquired on May 25, 2005.

Pursuant to an agreement between Koor and CEI entered into on April 8, 1998 (the “Koor-Clal Agreement”), the parties agreed, among other things, to vote their respective ECI shares to the effect that (i) the majority of the members of ECI’s board of directors will be designated by Koor, as long as Koor’s equity interest in ECI is not less than 15% and (ii) 20% of the members of ECI’s board of directors will be designated by CEI, as long as CEI owns no less than a 5% equity interest in ECI. However, the present composition of our board of directors does not reflect these provisions of the Koor-Clal Agreement.

The Koor-Clal Agreement also provides that CEI may acquire additional ECI shares, provided that such acquisition would not cause CEI’s equity interest in ECI to exceed 15%, unless CEI receives an approval from the Israeli Comptroller of Restrictive Trade Practices. Koor and CEI also agreed under the Koor-Clal Agreement that as long as their voting arrangements, as described above, are in force, they shall use their best efforts to ensure that in the event that ECI decides to issue ordinary shares or any securities convertible into ordinary shares to Koor or CEI or to any shareholder of ECI affiliated with Koor or CEI, the other party shall be entitled to purchase ordinary shares or other convertible securities under such issuance in accordance with its proportional respective holdings in ECI.

(6) The holdings of Ofer Ships include 2,250,000 ECI shares held by its indirect wholly owned subsidiary, Yozma Venture Capital Ltd. (“Yozma”). Orona Investments Ltd (a company wholly owned by Mr. Udi Angel) and L.Y.N. (Holdings) Ltd., (a company of which Mr. Eyal Ofer holds 95% of the issued share capital) are each the direct owners of one-half of the outstanding stock of Ofer Ships. Accordingly, the aforesaid companies, and Mr. Angel and Mr. E. Ofer, may be deemed to beneficially own all of the ECI shares held by Ofer Ships and Yozma.

(7) Based upon a Schedule 13D filing made with the Securities & Exchange Commission and subsequent notifications sent to us, most recently dated April 28, 2005. Fidelity Low Priced Stock Fund (“Fidelity Fund”) is an investment company registered under Section 8 of the Investment Company Act of 1940. Fidelity Management & Research Company (“Fidelity Management”), a wholly owned subsidiary of FMR Corp., is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The said ECI shares are owned by Fidelity Fund, and Fidelity Management is the beneficial owner of the said shares as a result of acting as investment adviser to Fidelity Fund. Edward C. Johnson 3d and other members of his family are the predominate owners of, and may be deemed to form a controlling group of, FMR Corp.

(8) The following are the names and direct holdings of the individuals and entities that comprise the Dovrat Entities: Shlomo Dovrat, Chairman of our board of directors (112,000 shares); Aharon Dovrat, the father of Mr. S. Dovrat (106,850 shares); Carmel Software Fund (Israel) L.P. (1,110,046 shares); Carmel Software Fund (Cayman) L.P. (1,370,637 shares); Carmel Software Fund (Delaware) L.P. (598,702 shares); Carmel Software Fund Gbr (98,565 shares); Carmel V.C. Ltd., acting for Siemens Venture Capital GmbH (197,131 shares) (the previous five entities being referred to as the “Carmel Funds”); D Partners (Israel) Limited Partnership (390,071 shares); and D Partners (BVI) L.P. (724,511 shares) (the previous two entities being referred to as the “D Partners”). The stated aggregate holdings of the Dovrat Entities also includes (i) 313,995 stock options exercisable into ECI shares within sixty days, being the stock options issued to Carmel V.C. Ltd. pursuant to the provisions of an agreement dated December 17, 2002, entered into between us and Carmel V.C. Ltd. relating to the services of Mr. S. Dovrat; and (ii) 329,040 ECI shares held by the Ofer Ships (see footnote (6) above), in respect of which it has granted to Carmel V.C. Ltd. an option to purchase, expiring on December 5, 2009. Percentage ownership is calculated in relation to above number of ECI shares issued and outstanding plus the said 313,995 stock options exercisable within sixty days.

In addition to the stated aggregate holdings of the Dovrat Entities, based upon reports received by us, two associates of the Dovrat Entities beneficially own ECI shares, as follows: Harel Beit-On (112,000 shares) and Avi Zeevi (24,947 shares).

Mr. S. Dovrat, Mr. Beit-On and Mr. Zeevi are directors in, or shareholders of, various entities that are the general partners and investment managers or shareholders of the various Carmel Funds. Mr. S. Dovrat and Mr. A. Dovrat, are directors and/or shareholders of various entities within, or affiliated with entities within, the Dovrat Entities, or which provide the Dovrat Entities or affiliates with investment advisory and related services. Mr. A. Dovrat and Mr. S. Dovrat hold indirect interests in, and/or are directors of, the general partners of, D Partners. Due to the relationship between the parties that comprise the Dovrat Entities, such parties may be deemed to beneficially own shares that are held by certain of the other parties within the Dovrat Entities. Each such party disclaims beneficial ownership of the shares held by any other party within the Dovrat Entities.

(9) Includes 3,141,485 stock options exercisable into ECI shares within sixty days. Excludes shares and rights to acquire shares held by Mr. S. Dovrat and other entities in the Dovrat Entities (see footnote (8) above).

REMUNERATION AND STOCK OPTIONS

Set forth below is information regarding all cash and cash-equivalent forms of remuneration paid by us with respect to all persons who were at any time our directors and members of our senior management during the fiscal year ended December 31, 2004:

	Salaries, fees, directors’ fees, commissions and bonuses	Other benefits
All directors and members of our senior management as a group (consisting of 18 persons in 2004)	$2,200,000	$310,000

No member of our board of directors is, or was during 2004, an officer or an employee. We pay directors’ fees and, in certain instances, fees for participating in meetings, only to members of our board of directors who are not affiliated with our major shareholders, in varying amounts as approved by our audit committee, board and shareholders. In addition, see below regarding the service agreement relating to the services of Mr. Shlomo Dovrat, the Chairman of our board of directors.

A summary of the fees paid to our directors is set forth below:

•  Our external directors (see Item 1 below - “Re-election of an External Directors”) are paid the statutory maximum fees for external directors, as permitted under Israel law, which currently equate to an annual fee of approximately $22,700 and a participation fee of up to approximately $680 per meeting.

•  Mr. Ehrlich is paid an annual director’s fee of $50,000. In addition, he receives an annual fee of $10,000 for membership on committees of our board of directors, as well as the annual issue of restricted ECI shares having a value of $25,000.

•  Mr. Green is paid an annual director’s fee of $60,000, of which $10,000 is paid by the issue to him of ECI shares.

•  Mr. Skrzypczak is paid an annual director’s fee of $60,000. However, see Item 3 regarding a proposal to renew Mr. Skrzypczak’s director’s service agreement and to issue to him annually restricted ECI shares having a value of $25,000.

•  Mr. Tenzer is paid an annual director’s fee of $50,000. However, see Item 3 regarding a proposal to increase this amount by $10,000.

Furthermore, additional compensation is paid to certain of our directors who serve in specific capacities, namely those members of our audit committee who are not external directors are paid an additional fee of $10,000 per annum, and our Senior Independent Director is paid an additional fee of $10,000 per annum for the period during which he serves in such capacity.

Most of our non-affiliated directors have also been awarded stock options, upon such terms as approved by our audit committee, board and shareholders.

In 2003, shareholders approved the terms of a service agreement with Carmel V.C. Ltd., dated December 17, 2002, relating to the services of one of our directors, Mr. Shlomo Dovrat, then Vice Chairman, and now Chairman, of our board of directors. Mr. Dovrat shares control of Carmel V.C. Ltd., and Carmel V.C. Ltd. is entitled to the services of Mr. Dovrat. (See above under the caption “Ownership of ECI Shares” for details of entities controlled by, or affiliated to, Mr. Dovrat and their holdings of our shares.)  Mr. Dovrat agreed to devote a considerable amount of his time to us, including ongoing and comprehensive consulting regarding our affairs and the promotion of our business. Pursuant to the terms of this service agreement, Carmel V.C. Ltd. is making available to us the services of Mr. Dovrat in consideration of an annual management fee of $300,000, which commenced on January 1, 2003. In addition, Carmel V.C. Ltd. received the grant of stock options, initially for the purchase of 300,000 shares, at an exercise price of $2.21 per share, but increased to 313,995 shares at a reduced exercise price of $2.12 per share, as a result of the adjustments made to outstanding stock, approved by shareholders on September 13, 2004, in connection with our distribution to our shareholders of shares in ECtel Ltd. At the same shareholders meeting in 2004, shareholders also approved the award to Mr. Dovrat of a special bonus of $45,000 in recognition of the exceptional contribution made by him to ECI in 2003.

The following table sets forth as to all our directors and members of our senior management as a group, including all persons who were at any time during the period indicated members of our board of directors or senior management, certain information (expressed in terms of our Ordinary Shares of NIS 0.12 nominal value) concerning (i) options granted by us between January 1, 2004 and December 31, 2004; (ii) options exercised between such dates; and (iii) options unexercised at December 31, 2004.

Granted*

Number of shares	1,059,452

Average option price per share	$6.19

* These figures do not take into account certain adjustments made in 2004 to option awards granted in earlier years. As a result of such adjustments, made in connection with our distribution of shares in ECtel Ltd., our directors and members of our senior management were, in the aggregate, granted options for the purchase of a further 141,125 shares in respect of, and upon the same terms as, such earlier awards.

Exercised
Number of shares	432,573

Average option price per share	$1.77

Unexercised**

Number of shares	4,784,365

Average option price per share	$8.91
** These figures do not include 313,995 options held by Carmel V.C. Ltd at an exercise price of $2.12 per share, granted to it pursuant to the service agreement relating to the services of Shlomo Dovrat.

PROPOSALS FOR THE ANNUAL GENERAL MEETING

ITEM 1 - RE-ELECTION OF AN EXTERNAL DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by Israel’s Companies Law 5759 - 1999 (the “Companies Law”) to appoint at least two “external directors”. To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination of office, a former external director may not serve as a director or employee of the company or provide professional services to the company for consideration.

An external director must be elected by the shareholders. The term of office of an external director is three years and may be extended for an additional three years. All our other directors are now elected annually.

Pursuant to the Companies Law, ECI must have an audit committee which must include all of the external directors. Each other committee of a company’s board of directors empowered with powers of the board of directors is required to include at least one external director.

Ms. Yocheved (Yochi) Dvir was elected as an external director of ECI on February 24, 2003 and her initial term of office expires on February 23, 2006. Pursuant to the recommendation of the nominations committee of our board of directors and with the approval of all our independent directors, shareholders will be asked at the meeting to re-elect Ms. Dvir as an external director of ECI for a further term of three years. Mr. Avner Naveh, who was re-elected as the other external director of ECI on July 30, 2003, continues to serve the Company as an external director.

A brief biography of the nominee is set forth below:

Yocheved Dvir (52) has been an independent strategic consultant to various projects since August 2002. Prior to then, she was a Senior Vice President of the Migdal Group, one of Israel’s foremost insurance groups, since 1992. She joined the Migdal Group in 1981 and held a number of senior financial and management positions, including Head of the Economics Department from 1986 to 1988, Head of the Corporate Office from 1989 to 1992, Head of the General Insurance Division and Corporate Office from 1993 to 1997, Head of the Finance Division (chief financial officer) from 1997 to November 1999 and Head of the group’s Strategic Development Division and Marketing Array and a Risk Manager from November 1999 to July 2000. Ms. Dvir serves on the boards of directors of a number of Israeli companies including Menorah Insurance Company Ltd., Strauss-Elite Ltd., Israel Corporation Ltd. and Trendline Business Information & Communications Ltd. She holds bachelors degrees in economics and statistics from the University of Haifa, Israel, and has completed second degree studies in statistics (operations research) at the Hebrew University of Jerusalem.

Our board of directors has determined that Ms. Dvir meets the requirements of an "audit committee financial expert", as defined in the applicable regulations of the Securities and Exchange Commission (the “SEC”).

As at June 8, 2005, Ms. Dvir held 31,401 stock options of ECI, all of which are currently exercisable, but otherwise she did not beneficially own any ECI shares.

Proposal 1

It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, that Yocheved Dvir be re-elected as an external director of ECI for a new term of three years, commencing February 24, 2006.”

Approval of the above resolution will require the affirmative vote of a majority of shares present at the meeting, in person or by proxy, and voting on the resolution, provided that: (i) the shares voting in favor include at least one-third of the shares voted by shareholders who are not controlling shareholders; or (ii) the total number of shares voted against by shareholders who are not controlling shareholders does not exceed one percent of ECI’s outstanding shares. For the purposes of this vote, the ECI shares held by the Koor and IDB groups are deemed to be held by controlling shareholders. (For further details, see above under the caption “Ownership of ECI Shares”).

The board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 2 - ELECTION OF EIGHT OTHER DIRECTORS

We currently have a board of ten directors. Two of these directors are external directors and are elected for a three-year term of office (see Item 1 above). The remaining eight directors are now elected annually.

Pursuant to the recommendations of the nominations committee of our board of directors and with the approval of all our independent directors, we are presenting eight nominees for election as directors at the Annual General Meeting, all such nominees being current members of our board of directors. Each elected nominee will hold office until the next annual general meeting, unless his office is earlier vacated under the provisions of our articles of association or applicable law.

Following the election of the directors nominated at the Annual General Meeting, the board of directors of ECI will continue to comprise a total of ten directors. The maximum number of directors of ECI, as last fixed by a decision of our shareholders, is fifteen. It is therefore intended that five vacancies will exist on the board of directors following the Annual General Meeting. Under our articles of association, the board of directors will be entitled to fill the vacancies existing on the board following the meeting and any other vacancies that should subsequently occur (other than in respect of external directors), until the next annual general meeting.

We are not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. We do not have any understanding or agreement with respect to the future election of any of the nominees named.

The shares of ECI do not have cumulative voting rights for the election of directors, which means that, subject to the special requirements regarding voting for the election of external directors (see Item 1 above), the holders of shares conferring more than 50% of the voting power present in person or by proxy, and voting for the election of directors at a general meeting of shareholders, have the power to elect all the directors, to the exclusion of the remaining shareholders.

The nominees, their present principal occupation or employment, age, the month in which each first became a member of our board of directors and the number of ECI shares beneficially owned by each as at June 8, 2005, are set forth below:

Name (1)	Principal Occupation or Employment	Age	Director Since	Number of ECI Shares Beneficially Owned
Shlomo Dovrat (2)	Chairman of the Board of ECI; Founder and General Partner, Carmel Software Funds and Carmel Ventures (2) L.P.	45	February 2002	112,000 (3)
Danny Biran	President, Koor Industries Ltd. (4)	62	August 1999	5,000
Craig Ehrlich (5)	Chairman, GSM Association	50	February 2005	3,521 (6)
Avraham Fischer	Executive Vice President, IDB Holding Corporation Ltd.; Deputy Chairman, IDB Development Corporation Ltd.; Co-Chief Executive Officer, Clal Industries & Investments Ltd. (7)	48	February 2005	--
Colin R. Green (5)	Former Group Commercial Director and Secretary, British Telecommunications plc	56	May 2002	68,046 (8)
Jonathan B. Kolber	Chief Executive Officer, Koor Industries Ltd. (4)	43	January 1990	1,542,198 (9)
Casimir Skrzypczak (5)	Former Senior Vice President - Customer Advocacy at Cisco Systems, Inc.	64	July 2002	22,903 (10)
Gerd Tenzer (5)	Former Deputy Chairman of the Board of Management, Deutsche Telekom AG.	61	August 2003	34,968 (10)

(1) For details of membership of the various committees of the board, see below under the captions “Audit Committee and Independent Directors” and “Other Committees of the Board”.
(2)Mr. Dovrat was initially appointed as a director pursuant to the provisions of a subscription agreement, which granted the purchasers of the shares acquired under that agreement (which included shares currently held by Dovrat Entities and Ofer Ships) the right to directly appoint up to two directors of ECI, as well as the right to propose that one of such directors (Mr. Dovrat being proposed) be named as vice chairman of our board of directors. These rights expire at the commencement of the 2005 Annual General Meeting and, accordingly, as is proposed that Mr. Dovrat continue to serve as a director, he is listed as one of the nominees seeking election at the meeting.
(3)Refers solely to shares held directly by Mr. Dovrat. Mr. Dovrat is one of the Dovrat Entities. For details of shares and rights to acquire shares held the Dovrat Entities, see above under the caption “Ownership of ECI Shares”. Mr. Dovrat may be deemed to beneficially own additional shares or rights to acquire shares held by other entities within the Dovrat Entities, but disclaims beneficial ownership of such additional shares or rights to acquire shares.
(4) Koor Industries Ltd. is the parent company of M.A.G.M. Chemistry Holdings Ltd., our largest shareholder. For details of shareholdings by major shareholders and of the agreement between Koor and Clal Electronics Industries Ltd. containing provisions relating to the election of directors, see above under the caption “Ownership of ECI Shares”.
(5)Independent directors, as prescribed by Nasdaq and determined by our board of directors. Our board of directors has also determined our external directors to be independent directors.
(6) Consists of restricted shares, none of which have vested, issued to Mr. Ehrlich to date pursuant to the terms his director’s service agreement.
(7) IDB Holding Corporation Ltd., IDB Development Corporation Ltd. and Clal Industries & Investments Ltd. are parent companies of Clal Electronics Industries Ltd., one of our major shareholders. For details of shareholdings by major shareholders and of the agreement between Koor Industries Ltd. and Clal Electronics Industries Ltd. containing provisions relating to the election of directors, see above under the caption “Ownership of ECI Shares”.
(8)Includes 55,416 stock options exercisable into ECI shares within 60 days of June 8, 2005.
(9)Comprises 100,000 shares held by an Israeli company wholly owned by Mr. Kolber and 1,442,198 shares held by a trustee for the Kolber Trust, of which Mr. Kolber is a discretionary beneficiary. The said holdings together aggregate to 1.3% of our outstanding shares.
(10)Represents stock options exercisable into ECI shares within 60 days of June 8, 2005.

Shlomo Dovrat was elected Chairman of ECI’s board of directors in May 2003, having served as Vice Chairman of the board since February 2002. He is a founding partner in several high-tech venture capital funds including Carmel Software Fund and Carmel Ventures (2) L.P. Mr. Dovrat was the founder of Tecnomatix Technologies Ltd. and served as its Chief Executive Officer and President from its inception in 1983 until 1996 and as the Chairman of its board of directors from 1983 until 2001. Mr. Dovrat served as President, Chief Executive Officer and a director of Oshap Technologies Ltd. from 1983 until its sale to Sungard Data Systems Inc. in 1999.

Danny Biran has been President of Koor since 1998, and was a director of Koor from 1997 until February 2000. Since April 2003, he has also served as Chief Executive Officer of Elisa Electronics Systems Ltd. In addition, Mr. Biran serves as the Chairman of the board or a director of a number of Israeli and North American companies, including Makhteshim-Agan Industries Ltd. (“Makhteshim”), Tadiran Communications Ltd. and various other affiliates of Koor. He served as a senior executive in the Office of the Prime Minister in Israel for more than twenty-five years. Mr. Biran is a graduate of the Law faculty of Tel Aviv University and is a member of the Israel Bar Association.

Craig Ehrlich has served as Chairman of the GSM Association (“GSMA”) since January 2003. GSMA is the leading representative body for the world’s wireless network operators. From 1996 until mid-2003, Mr. Ehrlich was Group Managing Director of SUNDAY Communications Limited, a Hong Kong mobile phone company that he launched in 1996. During the period from 1993 to 1996, he established several companies that were involved in the introduction of cable television and paging services. From 1987 to 1992, Mr. Ehrlich held various senior executive positions with companies in the Hutchison Group. He is currently a member of the boards of directors of Hutchison Mobile Communications Ltd. (a wholly owned subsidiary of Hutchison Whampoa Ltd.), Roamware, Inc. (a California-based wireless applications company) and Philweb Corporation and ISM Communications Corporation, both based in the Philippines, and is an advisory board member of PGP Corporation, based in California. He holds a bachelors degree in Political Science from the University of California, Los Angeles, a masters degree in urban studies from Occidental College, Los Angeles and a postgraduate fellowship from the Coro Foundation.

Avraham (Avi) Fischer is the Executive Vice President of IDB Holding Corporation Ltd., the Deputy Chairman of IDB Development Corporation Ltd. and Co-Chief Executive Officer of Clal Industries & Investments Ltd. In addition, he is a partner of the law firm of Fischer, Behar, Chen & Co., of Tel Aviv, Israel. Mr. Fischer is also the co-founder and Vice-Chairman of Ganden Holdings Ltd. and the co-founder and Co-Chairman of Ganden Tourism and Aviation Ltd. He serves as a member of the board of directors of Discount Investment Corporation Ltd., Scitex Corporation Ltd., American Israeli Paper Mills Ltd., Elron Ltd., Vyyo Inc. and other, privately held, corporations. Mr. Fischer is one of the founders and a member of the board of "Matan - Your Way to Give", a non-profit organization. He holds a law degree from Tel Aviv University and is a member of the Israel Bar Association.

Colin R. Green held various senior executive positions with British Telecommunications plc (“BT”) until his retirement in April 2002, including Group Commercial Director and Secretary from 1999 to 2002, Secretary and Chief Legal Advisor from 1994 to 1999, Chief Legal Advisor from 1989 to 1994, and Director, Commercial Legal Department from 1985 to 1989. He was responsible for the legal aspects of BT’s public offerings in the United Kingdom and abroad between 1984 and 1993 and subsequently handled all BT’s major acquisitions and dispositions in the United Kingdom and the United States. Mr. Green served as a director of a number of BT subsidiaries and joint ventures, was Chairman of BT’s Spanish subsidiary and was a member of BT’s Executive Committee from 1996 to 2002. He is Chairman of the Hermes Group Pension Fund and Green Aid, a trustee of Nightingale House and an advisor to a number of Israeli high technology companies. Mr. Green holds a bachelors degree in law from the London School of Economics and is admitted as a solicitor in England and Wales.

Jonathan B. Kolber has served as the Chief Executive Officer of Koor since 1998 and was Vice Chairman of Koor from 1998 until March 2003. He was also Chairman of our board from 1997 until January 2002. Mr. Kolber was associated with Cemp Investments from 1985 to 1987 and was a Vice President of Claridge Inc. from 1986 to 1990. He serves as a director of a number of Israeli companies, including Makhteshim, Sheraton Moriah (Israel) Ltd. and Knafaim-Arkia Holdings Ltd. Mr. Kolber holds a bachelors degree in Near Eastern languages and civilizations from Harvard University and a certificate in advanced Arabic from the American University of Cairo.

Casimir Skrzypczak has been a general partner at Global Assets Capital, a private equity investor headquartered in California, since July 2001. From November 1999 until July 2001, he was Senior Vice President - Customer Advocacy at Cisco Systems, Inc., responsible for deployment and support services to service providers worldwide. Prior thereto, Mr. Skrzypczak was Group President Professional Services, Telcordia Technologies, Inc. (formerly BellCore) from 1997, following its sale to Science Applications International Corporation. Prior to 1997, he filled various senior executive positions with a number of major corporations, including Nynex Corporation, Bell Communications Research, Inc., Western Electric, AT&T and New York Telephone Company. Mr. Skrzypczak has served as a director of a variety of companies and is currently a member of the boards of directors of JDS Uniphase Corporation, WebEx Communications, Inc., Somera Communications, Inc. and Sirenza Microdevices, Inc., as well as several private companies. He holds a bachelors degree in mechanical engineering from the Villanova University, Pennsylvania and a masters degree in Operations Research from Hofstra University.

Gerd Tenzer is a former Deputy Chairman of the Board of Management of Deutsche Telekom AG. From December 2002 until the end of 2004, he served as the special representative to the Chairman of the Board of Management of Deutsche Telekom for competition and telecommunications policy. Mr. Tenzer joined the Management Board of Deutsche Telekom in 1990 with responsibilities for, among other things, networks, purchasing, and broadband cable. Prior to joining Deutsche Telekom, he worked at the German Federal Ministry of Posts and, for ten years, headed the Ministry’s Policy section. Mr. Tenzer is currently Vice Chairman of the Board of SES Global, a Luxembourg-based satellite company and a member of the Board of Sutter GmbH, a publishing company of telephone directories. He holds a bachelors degree in telecommunications and a degree of diplom-ingenieur, both from the Technical University in Aachen.

There are no family relationships among any of our directors and members of senior management.

Audit Committee and Independent Directors

The Companies Law requires the appointment by our board of directors of an audit committee that must consist of at least three members, and include all of the company’s external directors. The chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be members of the audit committee. Currently our audit committee is comprised of Ms. Dvir (chairperson) and Messrs. Green, Naveh and Skrzypczak.

As our shares are listed on Nasdaq, we are also subject to Nasdaq rules which require us to have an audit committee, all of whose members must be financially literate and at least one of whom is designated as a financial expert having accounting or related financial management expertise. We have also adopted an audit committee charter as required under Nasdaq rules. Nasdaq has also prescibed independence requirements for each member of the audit committee, as well as a majority of our board of directors. These rules are applicable to us as of July 31, 2005. We have already adopted the new Nasdaq criteria relating to the independence of members of our audit committee and our board of directors has also determined that a majority of the members of our board are independent directors.

In addition to the Nasdaq rules, our board of directors has designated Ms. Dvir, one of our external directors, as our audit committee financial expert under applicable SEC rules.

Our independent directors meet at least four times each year in a forum to discuss issues of concern to them and to designate a Senior Independent Director. The Senior Independent Director, currently Mr. Colin Green, represents the independent directors, when necessary, to ensure that they receive appropriate and timely information and any other facilities to enable them to discharge their duties, and that they are consulted when appropriate.

Other Committees of the Board

Our articles of association provide that our board of directors may delegate its powers to committees of the board, subject to limitations and restrictions imposed from time to time by the board, and by the Companies Law, which stipulates that certain powers cannot be delegated. In addition to the audit committee, our board has appointed the following committees (which, if empowered with powers of the board of directors, are required by the Companies Law to include at least one external director):

•  The Executive Committee, which is comprised of Mr. Kolber (chairman) and Messrs. Dovrat, Green and Naveh.

•  The Remuneration Committee, which is comprised of Mr. Kolber (chairman), Ms. Dvir and Messrs. Dovrat, Naveh and Skrzypczak.

•  The Nominations Committee (empowered only to make recommendations to the board of directors), which is comprised of Mr. Dovrat (chairman) and Messrs. Fischer, Green, Kolber and Tenzer.

•  The Financial Investments Committee, which is comprised of Ms. Dvir (chairperson) and Mr. Dovrat.

•  The Strategic Committee, which is comprised of Messrs. Dovrat, Ehrlich, Green, Skrzypczak and Tenzer.

Alternate Directors

Directors may appoint alternate directors in their stead, but an external director may appoint an alternate director only in very limited circumstances. To qualify as an alternate director, a person must be qualified to serve as a director but cannot be a director of the company or an alternate director of another director of the company. Notwithstanding the foregoing, a director may serve as an alternate director on any committee of the board of directors of which he or she is not already a member. At present, there are no general appointments of alternate directors.

Proposal 2

It is proposed that at the meeting the following resolution be adopted (with respect to each nominee):

“RESOLVED, that each of the nominees named in Item 2 of the proxy statement relating to ECI’s 2005 Annual General Meeting be, and each hereby is, elected as a director of ECI to hold office until the next annual general meeting.”

Shareholders may vote for or against, or may abstain from voting, in connection with the election of each of the said nominees. The affirmative vote of a majority of the shares present at the meeting, in person or by proxy, and voting thereon, is required to elect each of the said nominees as directors.

Our board of directors recommends a vote FOR the election of each of the said nominees.

ITEM 3 - COMPENSATION FOR CERTAIN DIRECTORS

Under the Companies Law, the terms of compensation of our directors must be approved by our audit committee, board of directors and shareholders, in that order.

Our audit committee and board of directors have recently approved, subject to shareholders’ approval, the renewal of Mr. Casimir Skrzypczak’s director’s service agreement and an amendment to the terms of Mr. Gerd Tenzer director’s service agreement. Neither Mr. Skrzypczak nor Mr. Tenzer is affiliated to our Major Shareholders. The main provisions of the relevant service agreements are as follows:

Casimir Skrzypczak

Mr. Skrzypczak was appointed to our board of directors in July 2002 and his director’s service agreement, which was initially for a term of three years, is to be renewed generally upon similar terms for an additional three years from July 2005, subject to Mr. Skrzypczak’s annual re-election by shareholders. The agreement provides for the payment to Mr. Skrzypczak of an annual directors fee of $60,000. In addition, Mr. Skrzypczak will be issued annually with restricted ECI shares in the value of $25,000, beginning with issuance of such shares as soon a practicable after the meeting and thereafter, on or about the first trading day in the month of July in each subsequent year (each, an “Issuance Date”).

•  The number of restricted ECI shares to be issued annually to Mr. Skrzypczak will be equal to (x) $25,000 divided by (y) the fair market value of ECI shares on the Issuance Date, being the closing sale price per share of ECI shares on the trading day immediately preceding the Issuance Date, as reported by Nasdaq.

•  Such restricted shares will vest over three years, in equal annual installments, such that, with respect to the first issuance, one third of the restricted shares will vest on July 1, 2006, one third of the restricted shares will vest on July 1, 2007, and the balance on July 1, 2008.

•  The restricted ECI shares to be issued to Mr. Skrzypczak will be issued pursuant to the ECI Telecom Ltd. Employee Restricted Share Incentive Plan 2005, with such variation in the terms of issuance as set forth above, subject to shareholders approving the adoption of the said plan as proposed in Item 4 below.

Mr. Skrzypczak also receives an additional fee of $10,000 per annum in respect of his membership of the audit committee.

Gerd Tenzer

Mr. Tenzer was appointed to our board of directors in August 2003 and his director’s service agreement, which is for a term of three years, provided for an annual directors fee of $50,000. It is intended to increase this fee to $60,000 per annum.

It is proposed that at the meeting the following resolutions be adopted:

Proposal 3a.

“RESOLVED:

(a)
that the renewal of the director’s service agreement between ECI and Casimir Skrzypczak, together with and including the grant to Mr. Skrzypczak of restricted shares, as described in Item 3 of the proxy statement relating to ECI’s 2005 Annual General Meeting, be, and the same hereby is, approved, provided that ECI may adjust such terms of compensation if such adjustments do not materially increase the obligations of ECI and are approved by the audit committee and board of directors of ECI; and

(b)
that subsequent renewal of the service agreement between ECI and Mr. Skrzypczak, as may be approved, from time to time, by the audit committee and the board of directors upon similar terms, be, and the same hereby is, approved.”

Proposal 3b.

“RESOLVED:

(c)
that a $10,000 per annum increase in the annual director’s fee payable to Mr. Gerd Tenzer, be, and the same hereby is, approved, provided that ECI may further adjust the terms of compensation for Mr. Tenzer if such adjustments do not materially increase the obligations of ECI and are approved by the audit committee and board of directors of ECI; and

(d)
that the renewal of the service agreement between ECI and Mr. Tenzer, as may be approved, from time to time, by the audit committee and the board of directors upon similar terms, be, and the same hereby is, approved.”

Approval of these proposals will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matters.

Our board of directors recommends a vote FOR approval of these proposed resolutions.

ITEM 4 - ADOPTION OF THE ECI TELECOM LTD. EMPLOYEE
RESTRICTED SHARE INCENTIVE PLAN 2005

Our board of directors has adopted, subject to shareholders’ approval, a plan for the issue of restricted shares to employees, directors, consultants and contractors entitled the ECI Telecom Ltd. Employee Restricted Share Incentive Plan 2005 (the “2005 Plan”), the text of which is set forth in Appendix A to this proxy statement.

Summary of the 2005 Plan

Purposes. The purpose of the 2005 Plan is to provide incentives to employees, directors, consultants or contractors of ECI, and any of its subsidiaries, by giving them the opportunity to to be issued with “restricted shares”, that is, ECI shares that will be subject to certain vesting schedules and/or the achievement of performance goals.

Administration. The 2005 Plan will be administered by our remuneration committee.

Reserved Shares. It is intended that the same pool of unissued shares will be available for the purposes of both the 2005 Plan and the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (the “2002 Plan”). As at June 1, 2005, there were 6,738,880 authorized but unissued shares available for the purposes of the 2002 Plan. However, see Item 5 below regarding a proposal to increase by 3,000,000 the aggregate number of shares that may be issued under both plans.

Terms of Restricted Shares. Unless otherwise determined at the time of issuance, restricted shares will be fully vested four years from the date of issuance as follows: 12.5% of the shares will vest after six months from the date of issuance and a further 6.25% of such shares will vest on the last day of each quarter, during fourteen consecutive quarters thereafter.

Termination of Employment/Service. Generally, if a Participant ceases to be employed by, or in the service of, ECI (or one of its subsidiaries), all unvested restricted shares held by such Participant will be immediately surrendered.

Term. The 2005 Plan will expire after ten years, except as to unvested restricted shares then outstanding.

Amendment. Our board of directors can amend the 2005 Plan from time to time. However our shareholders must approve: (i) increases in the total number of shares that may be issued; (ii) any modification in the class of persons eligible to participate; and (iii) any extention of the expiration date.

Transferability. Unvested restricted share are not assignable or transferable by a Participant, except by will or the laws of descent and distribution.

Pursuant to the provisions of the Companies Law, the issue of restricted shares to any of our directors under the 2005 Plan requires the approval of our audit committee, board of directors and shareholders, in that order.

The above is only a summary of some of the principal features of the 2005 Plan and reference should be made to the complete text of the plan, which is attached as Appendix A hereto.

We believe that the 2005 Plan, will provide us with flexibility to choose the appropriate method for encouraging our employees and directors to remain with ECI, as well as for attracting qualified persons for employment and service a directors.

Proposal 4

It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, that the adoption by the board of directors of the ECI Telecom Ltd. Employee Restricted Share Incentive Plan 2005, substantially in the form as set forth in Appendix A to ECI’s proxy statement relating to its 2005 Annual General Meeting be, and is hereby, approved.”

Approval of this proposal will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matter.

Our board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 5 - INCREASE IN THE NUMBER OF SHARES RESERVED FOR THE PURPOSES OF THE ECI TELECOM LTD. EMPLOYEE SHARE INCENTIVE PLAN 2002 AND THE
ECI TELECOM LTD. EMPLOYEE RESTRICTED SHARE INCENTIVE PLAN 2005

In 2002, the shareholders of ECI approved the adoption of the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (the “2002 Plan”).

The 2002 Plan together with an earlier plan, the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991 (the “1991 Plan”), permitted the granting of options to purchase, initially, up to an aggregate of 26,760,700 shares of ECI. In 2003, shareholders approved an amendment to the 2002 Plan, increasing by 3,000,000 the number of shares that may issued under such plan.

As of June 1, 2005, options have been granted under the said Plans for the purchase of up to 23,021,820 shares (after taking into account termination and expirations of options granted), of which options for 4,499,491 shares have been exercised and options for 18,522,329 shares are unexercised (at an average exercise price of approximately $10.72 per share), leaving a remainder of 6,738,880 authorized but unissued shares available for the purposes of the said Plans. ECI does not intend to grant any further options under the 1991 Plan.

Subject to shareholders approving the adoption of the ECI Telecom Ltd. Employee Restricted Share Incentive Plan 2005 (the “2005 Plan”) (see Item 4 above), the same pool of authorized but unissued shares will be available for the purposes of both the 2005 Plan and the 2002 Plan.

In order to enable ECI to continue to use the 2002 Plan for its intended purposes and for there to be sufficient shares available for the issue of restricted shares under the 2005 Plan, the board of directors has adopted, subject to shareholders’ approval, amendments to such plans which permit an increase of 3,000,000 in the number of shares reserved under such plans. Pursuant to Sections 14.2 of both the 2002 Plan and the 2005 Plan, the approval of the shareholders of ECI is required to increase the number of shares that may be issued under such plans.

Proposal 5

It is proposed that at the meeting the following resolution be adopted:

“RESOLVED:

(a) that the number of shares which may be issued under the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (the “2002 Plan”) and the ECI Telecom Ltd. Employee Restricted Share Incentive Plan 2005 (the “2005 Plan”) be increased by an aggregate of “3,000,000” Ordinary Shares; and

(b) that both the 2002 Plan and the 2005 be, and the same are hereby, amended by substituting the number of “32,760,700” for the number of “29,760,700” appearing in the first sentence of Section 6 of both such plans.”

Approval of this proposal will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matter.

The board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 6 - RE-APPOINTMENT OF INDEPENDENT AUDITORS AND FIXING THEIR REMUNERATION

Somekh Chaikin, Certified Public Accountants (Israel), has been nominated by our board of directors and our audit committee for reappointment as our independent auditors. Somekh Chaikin (which is a member of KPMG International, an independent registered public accounting firm) has no relationship with us or with any of our subsidiaries or affiliates except as auditors and, to a limited extent, as tax consultants. The board of directors believes that such limited non-audit function does not affect the independence of Somekh Chaikin.

At the Annual General Meeting, the board of directors will report the remuneration paid to our auditors for their auditing activities and for their non-auditing activities for the year ended December 31, 2004. A representative from Somekh Chaikin will be present at the meeting and available to respond to appropriate questions from shareholders.

Our shareholders will also be asked to authorize our board of directors to delegate to our audit committee the authority to fix the compensation of our independent auditors.

Proposal 6

It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, that the reappointment of Somekh Chaikin, a member of KPMG International, as independent auditors of ECI until immediately following the next annual general meeting of shareholders of ECI be, and it hereby is, approved, and that the board of directors be, and it hereby is, authorized to delegate to the audit committee of the board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of its services.”

Approval of these proposals will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting on the matter.

Our board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 7 - DISCUSSION OF AUDITORS' REPORT AND FINANCIAL STATEMENTS

Included later in this document are copies of the Auditors’ Report and audited Consolidated Financial Statements of ECI for the fiscal year ended December 31, 2004, which will be presented for discussion, as required by Israel law. A representative from our independent auditors, Somekh Chaikin, will be present at the meeting and available to respond to appropriate questions from shareholders.

Additional Material

Also included with this document is a copy of the unaudited Consolidated Financial Statements of ECI for the three months ended March 31, 2005, which is not part of the proxy solicitation material.

ECI’s annual report on Form 20-F was filed with the Securities and Exchange Commission on March 31, 2005 and may also be viewed on our website - www.ecitele.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. It is also available upon request from ECI Telecom Ltd., 30 Hasivim Street, Petach Tikva 49517, Israel, attention: Investor Relations Department. Neither our annual report in Form 20-F nor our website form part of the proxy solicitation material.

Shareholder Proposals

All shareholder proposals which are to be presented at the 2006 Annual General Meeting must be received by us no later than March 17, 2006.

By order of the Board of Directors,

SHLOMO DOVRAT
Chairman of the Board of Directors

DORON INBAR
President and Chief Executive Officer

Dated: June 15, 2005

Appendix A

ECI TELECOM LTD.
EMPLOYEE RESTRICTED SHARE INCENTIVE PLAN 2005

A. NAME AND PURPOSE

1.	Name: This plan, as amended from time to time, shall be known as the “ECI Telecom Ltd. Employee Restricted Share Incentive Plan 2005” (the “Plan”).

2.	Purpose: The purpose and intent of the Plan is to provide incentives to employees, directors, consultants or contractors of ECI Telecom Ltd. and any subsidiary thereof (the “Company”), by providing them with opportunities to purchase or be issued Ordinary Shares (nominal value NIS 0.12 per share) in the Company (“Shares”), subject to certain vesting schedules and/or the achievement of certain performance goals (the “Restricted Shares”), pursuant to (i) this Plan, as approved by the Board of Directors of the Company (the “Board”), which is designed to benefit from, and is made pursuant to, the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 (the “Ordinance”) and any regulations, rules, orders or procedures promulgated thereunder (a “Qualified Plan”), and/or (ii) any other share incentive plan which is approved by the Board (a “Non-Qualified Plan”), provided that any Qualified Plan or Non-Qualified Plan (individually - a “Sub-Plan” and collectively - “Sub-Plans”) shall not contain any provisions which are inconsistent with the general terms and conditions contained herein below (the term “Plan” shall, unless the context requires otherwise, include any and all Sub-Plans then in existence).

B. GENERAL TERMS AND CONDITIONS OF THE PLAN

3.	Administration:

3.1
The Plan will be administered by the Board or by a Remuneration Committee (the “Committee”), if permitted by applicable law, which will consist of such number of Directors of the Company (not less than two in number), as may be fixed from time to time by the Board. The Board shall appoint the members of the Committee, may from time to time remove members from, or add members to, the Committee and shall fill vacancies in the Committee however caused. If a Committee is not appointed, or to the extent that the Board acts in accordance with the Plan, the term “Committee,” whenever used herein, shall mean the Board.

3.2
The Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places as it shall determine. Actions taken by a majority of the members of the Committee present and voting at a meeting of the Committee at which a majority of its members are present, or acts reduced to, or approved in writing by all members of the Committee, shall be the valid acts of the Committee. The Committee may appoint a Secretary, shall keep records of its meetings and shall make such rules and regulations for the conduct of its business, as it shall deem advisable.

3.3
Subject to applicable law and to the general terms and conditions of this Plan and subject to any special provisions of any Sub-Plan, the Committee shall have full authority in its discretion, from time to time and at any time, to determine (i) the persons to whom Restricted Shares shall be issued (“Participants”); (ii) the number of Restricted Shares to be issued to each Participant; (iii) the time or times at which the same shall be issued; (iv) the schedule and conditions, including performance goals, if applicable, on which such Restricted Shares shall vest and become freely transferable; (v) subject to applicable law, the price per share, if any, at which Restricted Shares may be issued (the “Issue Price”); (vi) subject to applicable law, whether the Restricted Shares will be issued pursuant to Section 102 of the Ordinance (“102 Restricted Shares”) and deposited with a trustee under Section 102(b) of the Ordinance under the “Ordinary Income Route” of Section 102(b)(1) of the Ordinance (the “Ordinary Income Route”) or the “Capital Gains Route” of Section 102(b)(2) of the Ordinance (the “Capital Gains Route”), as shall be elected by the Company in accordance with the provisions of Section 102 of the Ordinance (each of the Ordinary Income Route and the Capital Gains Route - a “Taxation Route”); and/or (vii) any other matter which is necessary or desirable for, or incidental to, the administration of the Plan.

3.4	The Committee may from time to time adopt such rules and regulations for carrying out the Plan, as it may deem best. No member of the Board or of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Restricted Share issued thereunder.

3.5	The interpretation and construction by the Committee of any provision of the Plan or of any Restricted Share thereunder shall be final and conclusive unless otherwise determined by the Board.

4.	Eligible Participants:

4.1
Restricted Shares may be issued (i) under a Qualified Plan to any director or employee of the Company; provided however, that such director or employee is not a Controlling Shareholder of the Company, as such term is defined in Section 32(9) of the Ordinance, and (ii) under a Non-Qualified Plan to any director, employee (whether or not a Controlling Shareholder), consultant or contractor of the Company.

4.2
The issuance of a Restricted Share to a Participant hereunder, shall neither entitle such Participant to participate, nor disqualify him from participating, in any other issuance of Restricted Shares pursuant to this Plan, or other share based awards pursuant to any share incentive plan of the Company or any of its subsidiaries.

5.	Issuance of Restricted Shares; Trust:

5.1	The effective date of the issuance of a Restricted Share (the “Date of Issuance”) shall be the date the Committee resolved to award the Restricted Share, unless specified otherwise by the Committee. The issuance of any such Restricted Share shall be evidenced by a notice of issuance that compiles the terms specified herein (the “Issuance Notice”).

5.2	(a) Anything herein to the contrary notwithstanding, Restricted Shares issued under the Plan may be (i) held in escrow by the Company (or on its behalf) until the Participant’s interest in such Restricted Shares shall vest and become freely transferable; and (ii) with respect to 102 Restricted Shares, deposited with a trustee approved by the Israeli tax authorities (the “Trustee”), and the Trustee shall hold each such Restricted Share in trust (the “Trust”) for the benefit of the Participant in respect of whom such Restricted Share was issued (the “Beneficial Participant”). In accordance with Section 102 of the Ordinance and the rules and regulations promulgated thereunder, 102 Restricted Shares shall be deposited with the Trustee and held by him in Trust for a period (the “Trust Period”) of at least (i) one year from the end of the tax year in which the 102 Restricted Shares are issued, if the Company elects the Ordinary Income Route; or (ii) two years from the end of the tax year in which the 102 Restricted Shares are issued, if the Company elects the Capital Gains Route; or (iii) such other period as shall be approved by the Israeli tax authorities.

(b)	With respect to 102 Restricted Shares deposited with the Trustee, the following shall apply:

(i)	A Participant issued 102 Restricted Shares shall not be entitled to sell such Shares or to transfer such Shares from the Trust prior to the lapse of the Trust Period;

(ii)
Any and all rights issued in respect of the 102 Restricted Shares, including bonus shares (“Rights”(, shall be deposited with the Trustee and held thereby until the lapse of the Trust Period, and such Rights shall be subject to the Taxation Route which is applicable to such 102 Restricted Shares. Cash dividends paid or distributed in respect of 102 Restricted Shares shall be treated in accordance with the provisions of Section 5.4 below.

(iii)
Notwithstanding the aforesaid, 102 Restricted Shares or Rights may be sold or transferred, and the Trustee may release such Shares or Rights from Trust, prior to the lapse of the Trust Period, provided, however, that tax is paid or withheld in accordance with Section 102 of the Ordinance and applicable rules and regulations.

(iv)
All certificates representing Restricted Shares issued to the Trustee under the Plan shall be deposited with the Trustee, and shall be held by the Trustee until such time that such Restricted Shares are released from the Trust as herein provided. If under the terms of any Sub-Plan, Restricted Shares are to be held in Trust, the Trustee shall hold the same pursuant to the Company’s instructions from time to time.

5.3	After the Restricted Shares have vested and become freely transferable, the following provisions shall apply in respect of any Restricted Shares held in trust, as follows:

(a)	Upon the written request of any Beneficial Participant, the Trustee shall release from the Trust the Restricted Shares issued to such Beneficial Participant, by executing and delivering to the Company such instrument(s) as the Company may require, giving due notice of such release to such Beneficial Participant, provided, however, that the Trustee shall not release any such Restricted Shares to such Beneficial Participant unless the latter, prior to, or concurrently with, such release, provides the Trustee with evidence, satisfactory in form and substance to the Trustee, that all taxes, if any, required to be paid upon such release have, in fact, been paid.

(b)	Alternatively, provided the Restricted Shares have been registered on a stock exchange or admitted for trading on an electronic securities trading system (such as the Nasdaq Stock Market, or the New York Stock Exchange) or an exemption from such registration is available, upon the written instructions of the Beneficial Participant to sell any Restricted Shares issued on behalf of such Beneficial Participant, the Trustee shall use his reasonable efforts to effect such sale and shall transfer such Shares to the purchaser thereof. The Trustee (or the Company, as applicable) shall withhold from such proceeds any and all taxes required to be paid in respect of such sale, shall remit the amount so withheld to the appropriate tax authorities and shall pay the balance thereof directly to the Beneficial Participant, reporting to such Beneficial Participant and to the Company, the amount so withheld and paid to said tax authorities.

5.4
Shareholder Rights. The Participant shall have shareholder rights with respect to any Restricted Shares issued to the Participant under this Plan, whether or not the Participant’s interest in those shares is vested, as provided below. For so long as Restricted Shares deposited with the Trustee on behalf of a Beneficial Participant are held in trust, (i) any dividends paid or distributed in respect thereof shall be remitted to the Trustee for the benefit of such Beneficial Participant, provided, however, that after the Restricted Shares have vested, the Trustee may release such cash dividends to the Beneficial Participant, and subsequent cash dividends may be paid directly to the Beneficial Participant; and (ii) the voting rights at the Company’s general meetings attached to such Restricted Shares will remain with the Trustee, who shall not be obligated to exercise such voting rights at general meetings, and may, in his sole discretion, empower another person, including the respective Beneficial Participant, to vote in name and in place of the Trustee according to such Beneficial Participant’s instructions, if provided. In the event Restricted Shares are held in escrow by the Company (or on its behalf) until the Participant’s interest in such Restricted Shares shall vest and become freely transferable, similar provisions shall apply to the voting rights and dividend rights attached to such Restricted Shares, mutatis mutandis, as shall be determined by the Committee in its discretion.

6.	Reserved Shares: The Company has reserved 29,760,700* To be increased to 32,760,700, if approved by shareholders at the Company’s 2005 Annual General Meeting. authorized but unissued Shares for purposes of the Plan and the Company’s previous Share Incentive Plans, subject to adjustment as provided in Section 11 hereof. Notwithstanding the aforesaid, the Committee shall have full authority in its discretion to determine that the Company may award, for the purposes of this Plan, previously issued Shares, which are held by the Company, from time to time, as Dormant Shares (as such term is defined in the Israeli Companies Law). Any Shares under the Plan, in respect of which the right hereunder of a Participant to the same shall for any reason terminate, expire or otherwise cease to exist, shall again be available for issuance through Restricted Shares under the Plan.

7.	Plan Approval; Terms of Restricted Shares:

7.1
The Committee in its discretion may award to Participants Restricted Shares under the Plan. Restricted Shares may be issued at any time after this Plan has been approved by the Shareholders of the Company and the pool of Shares reserved for issuance pursuant to the Plan effectively created.

7.2
The Issuance Notice with respect to any Restricted Shares shall state, inter alia, the number of Restricted Shares issued thereby, the dates and conditions (including performance goals, if applicable) under which the Restricted Shares may vest and become freely transferable, the Issue Price of each Restricted Share and the schedule on which such Restricted Shares may be paid for, whether the Restricted Share is a 102 Restricted Share and the Taxation Route the Company has elected for such 102 Restricted Share, and such other terms and conditions as the Committee at its discretion may prescribe, provided that they are consistent with (i) this Plan and (ii) the specific provisions of the Sub-Plan under which the Restricted Share is awarded, if applicable.

*	To be increased to 32,760,700, if approved at the Company's 2005 Annual General Meeting.

7.3
Restricted Shares issued under this Plan may, in the discretion of the Committee, be fully vested and freely transferable upon issuance or may vest in one or more installments. Without derogating from the rights and powers of the Committee under Section 7.2 above, unless determined otherwise by the Committee, the schedule pursuant to which Restricted Shares issued under the Plan shall vest and become freely transferable (the “Vesting Period”) shall be: 12.5% of such Restricted Shares shall vest following the lapse of six (6) months from the Date of Issuance and a further 6.25% of such Restricted Shares shall vest on the last day of each quarter, during fourteen (14) consecutive calendar quarters thereafter, beginning with the calendar quarter in which the initial 12.5% was vested. “Vesting Period” of a Restricted Share shall mean, for the purpose of the Plan and its related instruments, the period between the Date of Issuance and the date on which the Restricted Shares shall be fully vested and freely transferable, subject to applicable law.

7.4
The Committee shall also have the discretionary authority, to structure one or more Restricted Shares such that they shall vest and become freely transferable upon the achievement of certain pre-established corporate or personal performance goals based on such criteria as the Committee may in its sole discretion define in accordance with applicable accounting principles and standards. Performance goals may include a minimum threshold level of performance below which no Restricted Share will be vested, levels of performance at which specified portions of the Restricted Shares will be vested and a maximum level of performance at which Restricted Shares will be fully vested. Performance goals may be set in addition to any Vesting Period determined under Section 7.3 above or as the sole vesting mechanism of any Restricted Shares.

7.6
Anything herein to the contrary notwithstanding, the Committee shall have full authority to determine any provisions regarding the acceleration of the Vesting Period of any Restricted Share or the cancellation of all or any portion of any outstanding restrictions with respect to any Restricted Share, including any performance goals, upon certain events or occurrences, and to include such provisions in the Issuance Notice on such terms and conditions as the Committee shall deem appropriate.

8.	Issue Price:

The Issue Price for each Restricted Share shall be determined solely by the Committee, subject to applicable law. Restricted Shares may be issued under the Plan for any of the following items of consideration which the Committee may deem appropriate in each individual instance:

•	cash or check made payable to the Company;

•	services rendered to the Company; or

•	any other valid consideration under applicable law.

Each payment for Restricted Shares shall be in respect of a whole number of Shares.

9.	Change in Control:

9.1	(a)
In the event of any Change in Control (as hereinafter defined), each outstanding Restricted Share not yet vested shall, unless otherwise determined by the Board, automatically vest in full and become freely transferable (whether applicable performance goals were achieved or not).

(b)	Change in Control shall mean a change in ownership or control of the Company effected through any of the following transactions:

(i)
the acquisition, directly or indirectly by any person or related group of persons (other than Clal Electronics Industries Ltd., Koor Industries Ltd. and/or their affiliates) of beneficial ownership of securities possessing more than thirty-five percent (35%) of the total combined voting power of ECI Telecom’s outstanding securities;

(ii)
a change in the composition of the Board over a period of thirty-six (36) consecutive months or less such that a majority of the members of the Board ceases, by reason of one or more contested elections to the Board, to be comprised of individuals who either (x) have been members of the Board of Directors continuously since the beginning of such period or (y) have been elected or nominated for election as members of the Board during such period by at least a majority of the shareholders of ECI Telecom prior to such change;

(iii)
a merger or consolidation or a similar business combination, in which securities possessing fifty percent (50%) or more of the total combined voting power of ECI Telecom’s outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction; or

(iv)	the sale, transfer or other disposition of all or substantially all of ECI Telecom’s assets.

10.	Expiration of Restricted Shares:

10.1	Cessation of Employment/Service:

(a)
Should a Participant cease to remain in the employ or service of the Company, for any reason, while holding unvested Restricted Share(s), then those Restricted Shares (and any Rights issued in respect to such Restricted Shares) shall either (i) be immediately surrendered to the Company for cancellation, or (ii) be immediately sold by the Participant to the Company (for consideration equal to the Issue Price of such Shares), or (iii) shall be treated in any other manner that will assure that the Participants rights in such Shares shall cease to exist; and the Participant shall have no further shareholder rights with respect to those Restricted Shares (collectively - “Expiration”). To the extent the expired Restricted Shares were previously issued to the Participant for consideration paid in cash, cash equivalent or otherwise, the Company shall repay to the Participant the same form of consideration as the Participant paid for the expired Restricted Shares. In addition, any dividends paid or distributed in respect of such expired Restricted Shares (whether remitted to the Trustee or not) shall be returned to the Company.

(b)
For the purposes of this Plan, cessation of employment or service of a Participant shall deem to occur upon: (i) with respect to employees - the date on which the employee-employer relationship between the Participant and the Company ceases to exist, for any reason; (ii) with respect to directors - the date on which the Participant ceases to serve as a director of the Company, for any reason; and (iii) with respect to consultants or contractors - the earlier of: (a) the date on which the services agreement between such consultant or contractor, as applicable, and the Company, terminates, or (b) the date on which either of the parties to such agreement sends the other notice of its intention to terminate said agreement.

(c)
Notwithstanding the aforesaid, the transfer of a Participant from the employ of the company to the employ of a subsidiary of the Company, or from the employ of a subsidiary of the Company to the employ of the Company or another subsidiary of the Company, shall not be deemed a termination of employment for purposes hereof. The Committee shall conclusively determine whether an authorized leave of absence on military, governmental or public service or otherwise, or cessation of employment under certain conditions, shall constitute cessation of employment for the purposes hereof.

(d)
Anything herein to the contrary notwithstanding, if a Participant should die while in the employ or service of the Company, then (i) such Participant’s Restricted Shares that are vested and freely transferable at the time of his death, and (ii) such Participant’s Restricted Shares that will vest and become freely transferable during a period of 12 months following the time of his death (to the same extent, but only to the extent, that they could have vested and become freely transferable had the deceased Participant survived and had he continued his employment or service with the Company) - shall be transferred to his estate, or shall be held by the Trustee for the benefit of his estate, as applicable, provided that his estate has acquired by will and/or by operation of law the rights of the deceased Participant to any Restricted Shares under the Plan.

(e)
Anything herein to the contrary notwithstanding, if the Participant should cease to remain in the employ or service of the Company, while holding Restricted Shares, due to (i) breach of the Participant’s duty of loyalty towards the Company, or (ii) breach of the Participant’s duty of care towards the Company, or (iii) the Participant has committed any flagrant criminal offense, or (iv) the Participant has committed a fraudulent act towards the Company, or (v) the Participant caused intentionally, by act or omission, any financial damage to the Company, or (vi) if the Company may terminate the Participant’s employment without severance pay, according to the Israel Severance Pay Law, 1963, all Restricted Shares theretofore issued to such Participant under the Plan, whether vested or not, shall immediately be subject to Expiration.

10.2	Outstanding unvested Restricted Shares shall automatically be subject to Expiration if the performance goals established for such Restricted Shares are not attained or satisfied.

10.3	The Committee may, in its discretion, waive such Expiration of one or more unvested Restricted Share(s), that would otherwise occur upon the cessation of the Participant’s employment or service, or the non-attainment of the performance goals applicable to those Restricted Shares (if any). Any such waiver shall result in the immediate vesting of the Participant’s interest in the Restricted Shares, as to which the waiver applies. Such waiver may be effected at any time, whether before or after the Participant’s cessation of employment or service, or the attainment or non-attainment of the applicable performance goals (if any).

11.	Changes in Capitalization:

11.1	Subject to any action by the shareholders of the Company required under applicable law, the number Shares which have been authorized for issuance under the Plan but as to which no Restricted Shares have yet been issued, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares or the payment of a stock dividend (bonus shares) with respect to the Shares or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration”. Such adjustment shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive.

11.2	Any new, substituted or additional securities or other property that a Participant may have the right to receive with respect to the Participant’s unvested Restricted Shares by reason of any of the changes in capital detailed above, shall be issued subject to (i) the same vesting requirements, or performance goals, applicable to the Participant’s unvested Restricted Shares; and (ii) such trust or escrow arrangements as appropriate.

12.	Assignability and Transferability:

Unvested Restricted Share shall not be assignable or transferable by the Participant otherwise than by will or the laws of descent and distribution.

13.	Agreement to Purchase for Investment:

13.1	By acceptance of a Restricted Share hereunder, the Participant agrees that any Shares purchased thereunder shall be purchased for investment and not with a view to their distribution as that term is used in the United States Securities Act of 1933, as amended, unless in the opinion of counsel to the Company, such distribution is in compliance with or exempt from the registration and prospectus requirements of that Act; and, if required by the Company, the Participant shall sign a certificate to that effect at the time or times he is issued such Restricted Share. The Company does not obligate itself to register the Shares under the United States Securities Act of 1933, as amended.

13.2	The Company may place a legend on any share certificate delivered to the Participant or the Trustee, as applicable, to the effect that such Shares are acquired pursuant to an investment representation without registration of the Shares and are subject to restrictions under this Section 13.

14.	Term and Amendment of the Plan:

14.1	The Plan was adopted by the Board of Directors of the Company on June 5, 2005 and approved by the Shareholders of the Company on July 14, 2005. The Plan shall expire on June 4, 2015 (except as to unvested Restricted Shares outstanding on that date). Such expiration shall not affect the instructions contained herein or in any applicable law with respect to the Restricted Shares outstanding at such time of expiration.

14.2	Subject to applicable law, the Board may, at any time and from time to time, terminate or amend the Plan in any respect except that, without the approval of the Shareholders of the Company: (i) the total number of Shares which may be issued under the Plan may not be increased (except by adjustment pursuant to Section 11 hereof); (ii) the provisions of Section 4 regarding eligibility may not be modified; and (iii) the expiration date of the Plan may not be extended. In no event may any action of the Company alter or impair the rights of a Participant, without his consent, with regard to any Restricted Share previously issued to him.

15.	Continuance of Employment: Neither the Plan nor the issuance of a Restricted Share thereunder shall impose any obligation on the Company to continue any Participant in its employ or service, and nothing in the Plan or in any Restricted Share issued pursuant thereto shall confer upon any Participant any right to continue in the employ or service of the Company, or restrict the right of the Company to terminate such employment or service at any time.

16.	Governing Law: The Plan and all instruments issued thereunder or in connection therewith, shall be governed by, and interpreted in accordance with, the laws of the State of Israel.

17.	Tax Consequences: Any tax consequences and any obligations regarding any compulsory payments arising from (i) the issuance of, or (ii) the payment for, or (ii) the disposition of, or (iv) the Expiration of, any Restricted Shares, or from any other event or act (of the Company, of the Participant or of the Trustee, as applicable) hereunder, shall be borne solely by the Participant. Furthermore, the Participant shall indemnify the Company and the Trustee (as applicable) and hold them harmless against and from any and all liability for any such tax consequences or compulsory payments, or interest or penalty thereon, including, without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment or transfer made to the Participant.

18.	Multiple Agreements: The terms of each Restricted Share may differ from other Restricted Shares issued under the Plan at the same time, or at any other time. The Committee may also issue more than one Restricted Share to a given Participant during the term of the Plan, either in addition to, or in substitution for, one or more Restricted Shares previously issued to that Participant. The issuance of multiple Restricted Shares may be evidenced by a single Issuance Notice or multiple Issuance Notices, as determined by the Committee.

19.	Non-Exclusivity of the Plan: The adoption of the Plan by the Board and the Shareholders of the Company shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board and the Shareholders of the Company to adopt other incentive arrangements as they may deem desirable, including, without limitation, the issuance of Restricted Shares otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

* * *

ECI Telecom Ltd. Consolidated Financial Statements As of December 31, 2004

ECI Telecom Ltd.

Consolidated Financial Statements as of December 31, 2004

Contents

Page

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of
December 31, 2004 and 2003	F-3

Consolidated Statements of Operations for the Years
ended December 31, 2004, 2003 and 2002	F-4

Consolidated Statements of Other Comprehensive Income (Loss) for the
Years ended December 31, 2004, 2003 and 2002	F-5

Consolidated Statement of Changes in Shareholders’ Equity for the
Years ended December 31, 2004, 2003 and 2002	F-6

Consolidated Statements of Cash Flows for the
Years ended December 31, 2004, 2003 and 2002	F-8

Notes to the Consolidated Financial Statements	F-11

Somekh Chaikin

Mail address	Office address	Telephone 972 3 684 8000
PO Box 609	KPMG Millennium Tower	Fax 972 3 684 8444
Tel Aviv 61006	17 Ha'arba'a Street
Israel	Tel Aviv 61070
Israel

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of ECI Telecom Ltd.

We have audited the accompanying consolidated balance sheets of ECI Telecom Ltd. (“the Company”) and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and consolidated cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with generally accepted accounting principles in the United States of America.

/s/ Somekh Chaiken
Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

March 10, 2005

Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is a member of KPMG International, a Swiss cooperative.

Consolidated Balance Sheets as of December 31

		2004	2003
	Note	$ in thousands	$ in thousands
Assets

Current assets
Cash and cash equivalents	17A	74,182	126,411
Short-term investments	2,17B	24,714	33,939
Receivables:
Trade, net	17C	142,928	136,799
Other	17D	23,441	14,175
Prepaid expenses		5,982	5,255
Work in progress		3,244	3,323
Inventories	3	175,065	116,883
Assets - discontinued operations	21	—	100,743

Total current assets		449,556	537,528

Long-term receivables, net	4	89,975	106,645

Long-term deposits and marketable securities	2	119,359	59,199

Assets held for severance benefits	10	25,182	24,431

Investments	5	26,766	28,916

Property, plant and equipment	6
Cost		259,318	271,048
Less - accumulated depreciation		139,965	151,991

		119,353	119,057

Software development costs, net	7	14,435	16,289

Goodwill	8	1,039	1,039

Other assets	15F	9,144	8,892

Total assets		854,809	901,996

/s/ Shlomo Dovrat	/s/ Doron Inbar
Shlomo Dovrat	Doron Inbar
Chairman of the Board	President, Chief Executive Officer

March 10, 2005

ECI Telecom Ltd.

		2004	2003
	Note	$ in thousands	$ in thousands
Liabilities and Shareholders’ Equity

Current liabilities
Current maturities of long-term debts	9A, 17E	30,000	30,000
Trade payables		68,364	51,004
Other payables and accrued liabilities	17F	149,648	100,439
Liabilities - discontinued operations	21	—	60,594

Total current liabilities		248,012	242,037

Long-term liabilities
Banks loans	9A	—	30,000
Other liabilities	9B	—	6,015
Liability for employee severance benefits	10	50,943	50,658

Total long-term liabilities		50,943	86,673

Total liabilities		298,955	328,710

Minority interests		4,086	3,781

Commitments and contingencies	11

Shareholders’ equity	12
Ordinary shares NIS 0.12 par value per share, authorized
200,000,000 shares; Issued and outstanding 109,391,828
shares as of December 31, 2004 and 108,038,063 as of
December 31, 2003		6,198	6,163
Capital surplus		642,222	662,903
Accumulated other comprehensive loss		(12,637)	(5,393)
Accumulated deficit		(84,015)	(94,168)

Total shareholders’ equity		551,768	569,505

Total liabilities and shareholders’ equity		854,809	901,996

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Consolidated Statements of Operations for the Year Ended December 31

		2004	2003	2002
	Note	$ in thousands, except per share amounts

Revenues	17G	496,712	392,567	550,434
Cost of revenues	17H; 20	300,971	239,298	357,116
Gross profit		195,741	153,269	193,318

Research and development costs, net	17I	64,870	62,041	80,179
Selling and marketing expenses	17J	78,423	73,643	97,309
General and administrative expenses	17K	35,491	38,956	82,452
Amortization of acquisition-related intangible assets		—	1,773	1,760
Impairment of assets	20	—	667	3,725
Loss from exchange of assets	20	—	—	6,783
Restructuring expenses	19	2,585	8,394	—
Operating income (loss)		14,372	(32,205)	(78,890)
Financial expenses	17L	(6,562)	(8,534)	(17,893)
Financial income	17L	9,169	7,791	23,591
Other income (expenses), net	17M	2,693	(5,376)	(11,074)
Income (loss) from continuing operations
before taxes on income		19,672	(38,324)	(84,266)
Taxes on income	15	(1,924)	(2,141)	(8,456)
Income (loss) from continuing operations after
taxes on income		17,748	(40,465)	(92,722)
Company’s equity in results of investee
companies, net		(3,387)	(4,334)	(3,055)
Minority interest in results of subsidiaries, net		(305)	76	575
Income (loss) from continuing operations		14,056	(44,723)	(95,202)
Cumulative effect of accounting change, net of nil taxes	1T		—	(550)
Loss on discontinued operations, net of income tax
(tax benefit) of ($55 thousand); $38 thousand and
$356 thousand for the years ended 2004, 2003
and 2002, respectively	21	(3,903)	(26,317)	(66,716)
Net income (loss)		10,153	(71,040)	(162,468)

Earnings (loss) per share	17O
Basic earnings (loss) per share:
Continuing operations		0.13	(0.41)	(0.90)
Cumulative effect of accounting change, net		—	—	(0.01)
Discontinued operations		(0.04)	(0.24)	(0.63)
Net earnings (loss) per share		0.09	(0.65)	(1.54)

Diluted earnings (loss) per share:
Continuing operations		0.12	(0.41)	(0.90)
Cumulative effect of accounting change, net		—	—	(0.01)
Discontinued operations		(0.03)	(0.24)	(0.63)
Net earnings (loss) per share		0.09	(0.65)	(1.54)

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Consolidated Statements of Comprehensive Income (Loss) for the Year Ended December 31

	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands

Net income (loss)	10,153	(71,040)	(162,468)
Other comprehensive income (loss):
Changes in fair value of financial instruments, net of nil taxes	(8,303)	(4,843)	(3,632)
Realization of gain on available for sale securities, net of nil taxes	(1,282)	—	—
Unrealized holding gains on available for sale
securities arising during the year, net of nil taxes	2,341	1,282	—

Total other comprehensive loss	(7,244)	(3,561)	(3,632)

Comprehensive income (loss)	2,909	(74,601)	(166,100)

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Statement of Changes in Shareholders' Equity (cont’d)

	Number of shares(1)	Share capital	Capital surplus	Accumulated other comprehensive income (loss)	Accumulated earnings (deficit) (Note 15A2)	Treasury stock	Total shareholders’ equity
	$ in thousands, except share amounts

Balance at January 1, 2002	93,573,549	5,873	656,614	1,800	173,567	(82,998)	754,856

Changes during 2002 -
Net loss for the year ended December 31, 2002	—	—	—	—	(162,468)	—	(162,468)
Share issuance, net	13,160,000	263	—	—	(34,227)	82,998	49,034
Share issuance to employees and others	779,063	16	1,960	—	—	—	1,976
Amortization of deferred compensation expenses	—	—	(149)	—	—	—	(149)
Changes in fair value of financial instruments	—	—	—	(3,632)	—	—	(3,632)

Balance at December 31, 2002	107,512,612	6,152	658,425	(1,832)	(23,128)	—	639,617

Changes during 2003 -
Net loss for the year ended December 31, 2003	—	—	—	—	(71,040)	—	(71,040)
Share issuance to employees	424,633	8	647	—	—	—	655
Employees stock options exercised and paid, net	100,818	3	263	—	—	—	266
Amortization of deferred compensation expenses	—	—	3,568	—	—	—	3,568
Net unrealized gain on available for sale securities	—	—	—	1,282	—	—	1,282
Changes in fair value of financial instruments	—	—	—	(4,843)	—	—	(4,843)

Balance at December 31, 2003	108,038,063	6,163	662,903	(5,393)	(94,168)	—	569,505

(1) Issued and outstanding

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Statement of Changes in Shareholders' Equity (cont’d)

	Number of shares(1)	Share capital	Capital surplus	Accumulated other comprehensive income (loss)	Accumulated earnings (deficit) (Note 15A2)	Treasury stock	Total shareholders’ equity
	$ in thousands, except share amounts

Balance at January 1, 2004	108,038,063	6,163	662,903	(5,393)	(94,168)	—	569,505

Changes during 2004 -
Net income for the year ended December 31, 2004	—	—	—	—	10,153	—	10,153
Employees stock options exercised and paid, net	1,353,765	35	2,445	—	—	—	2,480
Amortization of deferred compensation expenses	—	—	1,650	—	—	—	1,650
Net unrealized gain on available for sale securities	—	—	—	2,341	—	—	2,341
Realization of gain on available for sale securities	—	—	—	(1,282)	—	—	(1,282)
Changes in fair value of financial instruments	—	—	—	(8,303)	—	—	(8,303)
Distribution of shares of a subsidiary as dividend in kind
(see Note 21B)	—	—	(24,776)	—	—	—	(24,776)
	109,391,828	6,198	642,222	(12,637)	(84,015)	—	551,768

(1) Issued and outstanding

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Consolidated Statement of Cash Flows for the Year Ended December 31

	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands
Cash flows from operating activities
Net income (loss)	10,153	(71,040)	(162,468)

Adjustments to reconcile net income (loss) to cash provided by operating activities:

Depreciation and amortization	35,356	41,622	56,451
Cumulative effect of accounting change, net	—	—	550
Amortization of deferred compensation	1,650	3,568	81
Loss (gain) on sale of property and equipment	(735)	1,362	1,736
Impairment of assets	—	6,686	3,725
Loss from exchange of assets	—	—	6,783
Capital losses, net	3,950	4,862	8,738
Other - net (mainly deferred taxes)	(468)	7,066	6,039
Company’s equity in results of investee companies	3,387	4,334	3,055
Minority interest in net results of subsidiaries	305	(16,956)	6,045
Loss (gain) from marketable securities	987	(111)	852
Decrease in trade receivables (including
non-current maturities of bank deposits and trade receivables)	10,741	69,069	112,056
Decrease (increase) in other receivables	(8,806)	9,531	30,170
Decrease (increase) in prepaid expenses	(727)	(1,410)	4,501
Decrease in work in progress	79	3,192	19,540
Decrease (increase) in inventories	(58,182)	24,149	113,056
Change in net balance of discontinued operations	870	—	—
Increase (decrease) in trade payables	17,360	14,413	(35,217)
Increase (decrease) in other payables and accrued liabilities	41,443	(23,500)	(38,461)
Decrease in other long-term liabilities	(5,015)	(2,364)	(3,194)
Increase (decrease) in liability for employee severance benefits, net	(715)	—	(1,584)
Cumulative effect of an accounting change on discontinued operations	—	—	36,646
Impairment of long-lived assets relating to the discontinued operation	—	—	22,678
Net cash provided by operating activities	51,633	74,473	191,778

Cash flows used in investing activities
Investments in deposits, net	2,681	(22,563)	(450)
Software development costs capitalized	(11,151)	(11,364)	(12,935)
Investment in property, plant and equipment	(23,937)	(11,347)	(11,759)
Proceeds from sale of property, plant and equipment	1,487	878	746
Purchase of technology	—	(869)	—
Acquisition of investee companies	(1,212)	(203)	(2,584)
Long-terms loans granted	(6,000)	—	(6,227)
Investment in marketable securities	(43,075)	(80,317)	—
Changes in assets held for severance benefits	(751)	537	(497)
Acquisition of newly consolidated subsidiary (A)	—	—	513
Repayment of convertible notes	5,400	—	—
Proceed from realization of consolidated subsidiary and operations (B)	—	9,100	(10,003)
Proceeds from realization of shares at consolidated subsidiary	—	—	20,302

Net cash used for investing activities	(76,558)	(116,148)	(22,894)

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont’d)

	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands
Cash flows from financing activities
Repayment of loans from banks	(30,000)	(100,000)	(90,000)
Decrease in short-term credit, net	—	(70,012)	(18)
Share issue expenses	—	—	(646)
Exercise of stock options	2,480	921	51,656

Net cash used for financing activities	(27,520)	(169,091)	(39,008)

Effect of change in exchange rate on cash	216	(508)	581

Net increase (decrease) in cash and cash equivalents	(52,229)	(211,274)	130,457

Cash and cash equivalents at beginning of year	126,411	356,649	226,192

Cash and cash equivalents at end of year	74,182	(*) 145,375	356,649

Supplemental disclosures:

Income taxes paid, net of tax refunds	282	7,158	(124)

Interest paid	1,518	2,479	10,008

A.     Acquisition of newly consolidated subsidiaries

2004	2003	2002
$ in thousands	$ in thousands	$ in thousands

Net current assets (other than cash)	—	—	(1,795)
Investment in investee companies	—	—	2,482
Property, plant, equipment and other assets, net	—	—	(171)
Goodwill	—	—	(3)

	—	—	513

(*)           Include $ 18,964 thousand related to discontinued operations.

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Consolidated Statement of Cash Flows for the Year Ended December 31 (cont’d)

B.  Disposition of a consolidated subsidiary as dividend in kind:

	Year ended December 31
	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands

Assets - discontinued operations	96,454	—	—
Liabilities - discontinued operations	(57,175)	—	—
Investments in investee company	(10,822)	—	—
Capital surplus	(24,776)	—	—
Loss from disposition	(3,681)	—	—

	—	—	—

C.  Non-cash activities

Sale of fixed assets in return for shares in investee company	—	1,053	—

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies

Significant accounting policies, applied on a consistent basis (except as disclosed in Note 1T below) are as follows:

A.	General

(1)
ECI Telecom Ltd. ("ECI" or the "Company") is an Israeli corporation that provides network and access solutions for digital telecommunications networks. ECI designs, develops, manufactures, markets and supports digital telecommunications solutions for evolving services, including voice, data, video and multimedia, and for building next generation converging networks. ECI's products and platforms are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-producing services.

(2)
On November 7, 2000, the Board of Directors adopted a plan to split ECI into five distinct companies, as follows: Inovia Telecoms Ltd. ("Inovia"), ECI Telecom - NGTS Ltd. ("NGTS"), Enavis Networks Ltd. ("Enavis"), Lightscape Networks Ltd. ("Lightscape"), and InnoWave ECI Wireless Systems Ltd. ("InnoWave") (already operating as a separate company), with the parent company to serve as a holding company and sub-contractor of the split-up companies.

The Company established the four new subsidiaries, which absorbed the employees of the various divisions and were to receive operating assets from the Company (for segment reporting see Note 17G). The Company received a tax ruling that the transfer of activities to the new companies would be tax free, retroactive to the beginning of 2001.

The plan of demerger contemplated that the parent company would continue to manufacture for the split-up companies, to distribute certain of their products abroad through certain subsidiaries and to hold shares in ECtel Ltd. and the various start-up companies. It would also provide the split-up companies with management and other services.

The transfer of assets to the subsidiaries was never carried out. In November 2002, the Board of Directors decided to reverse the split-up plan and not to transfer the assets and liabilities to the subsidiaries.

In December 2002, the Company notified the Israeli Tax Authorities of the retroactive cancellation of the split-up plan.

During 2002, the Company's Board of Directors decided to focus the Company's activities on its two core businesses, which are organized in two divisions: Broadband Access Division (formerly - Inovia) and Optical Network Division (formerly - Lightscape and Enavis).

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

A.	General (cont’d)

(3)
In December 2002, the Company transferred part of the NGTS activities to a new company subsequently called Veraz Networks Inc., which was set up with third parties and in which the Company holds approximately 43 % of the share capital (36 % on a fully diluted basis), see Note 5A.

In addition, in April 2003, the Company sold the activities of InnoWave, see Note 21. Accordingly, the results of these activities for all periods reported were reclassified to one line in the statement of operations following the results from continuing operations.

(4)	On March 9, 2004, the Board of Directors of ECI decided, in principle, that ECI would distribute 7.6 million of its shares in ECtel Ltd. to ECI's shareholders.

On April 28, 2004, after the Company obtained court approval and the consent of its banks, the Board of Directors declared a distribution of 7.6 million shares of ECtel to the Company's shareholders of record on May 5, 2004. The shares were distributed on May 10, 2004. Before distribution, ECI held approximately 10.5 million, or 58%, of ECtel's shares. After distribution of the shares, ECI holds approximately 16% of ECtel's outstanding shares.

Accordingly, the results of ECtel for all periods reported were reclassified to one line in the statement of operations following the results from continuing operations.

The assets and liabilities of ECtel as at December 31, 2003 were reclassified in the Company's balance sheets as assets from discontinued operations and liabilities from discontinued operations, respectively. See Note 21.

(5)	The financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) in the United States of America.

(6)	The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar (“dollar”).

Most of the Company’s sales are made outside of Israel, in dollars and other non-Israeli currencies (see Note 17G as to geographical distribution). Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars. In view of the foregoing, the dollar has been determined to be the Company’s functional currency.

Transactions and balances denominated in dollars are presented at their original amounts.

Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board (FASB) of the United States of America.

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations when they arise. Such foreign exchange gains and losses are included in the same statement of operations items as those in which the related transactions are included.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

A.	General (cont’d)

(7)
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These are management’s best estimates based on experience and historical data, however, actual results could differ from these estimates.

B.	Principles of consolidation

The consolidated financial statements include those of the Company and all of its subsidiaries.
All significant intercompany accounts and transactions have been eliminated in consolidation.

C.	Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at date of purchase, to be cash equivalents (except for held to maturity debt investments).

D.	Investments

1.	Investee companies

Investments in investee companies, in which the Company has significant influence (affiliated companies) are presented under the equity method, that is, at cost plus the Company’s share of the post-acquisition gains or losses.

Investment in entities in which the Company does not have significant influence (“other companies”), are stated as follows:

	-	Marketable securities - as stated in 2 below.

	-	Non-marketable securities - at cost, less any decline in value which is not of a temporary nature.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

D.	Investments (cont'd)

2.	Marketable securities

The Company classifies its debt securities in one of three categories: Trading, available for sale or held to maturity and its equity securities as trading or available for sale. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities in which the Company has the ability and intent to hold the security until maturity. All debt securities not included in trading or held to maturity are classified as available for sale.

Trading, and available-for-sale securities are recorded at fair value. Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

A decline in the market value of any available-for-sale or held-to-maturity security below cost, that is deemed to be other than temporary, results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

E.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined as follows:

Raw materials (including components) - on the moving average basis.

Work in process and finished products:

Raw materials and components - on the moving average basis.
Labor and overhead components - on the basis of actual manufacturing costs.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

F.	Property, plant and equipment

1.	Assets are stated at cost.

2.	Depreciation is computed using the straight-line method, over the estimated useful economic life of the assets as estimated by the Company.

Annual rates of depreciation are as follows:

	Buildings	2.5%
	Machinery and equipment	10% - 33% (mainly 10%)
	Motor vehicles	15%
	Office furniture and equipment	7% - 10%

Leasehold improvements are amortized by the straight-line method over the lower of the lease term or the estimated useful economic life.

3.	Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred.

4.
Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statements of operations.

G.	Accrued warranty costs

Accrued warranty costs are calculated in respect of products sold and work performed (for periods subsequent to delivery of the products or performance of the work) based on management's estimation and in accordance with the Company's prior experience. (See also Note 17F).

H.	Allowance for doubtful debts (see also Note 17C)

The financial statements include an allowance which Management believes adequately reflects the loss inherent in receivables for which collection is in doubt. In determining the adequacy of the allowance Management based its estimate on information at hand about specific debtors, including their financial situation, the volume of their operations, aging of the balance and evaluation of the security received from them or their guarantors.

I.	Software development costs

The Company capitalizes certain software development costs in accordance with SFAS No. 86 “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Capitalization of software development costs begins upon the determination of technological feasibility as defined in the Statement and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to research and development costs on a straight-line basis over the expected life of the related product, generally one to two years. (for 2003 and 2002 - generally two to three years).

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

I.	Software development costs (cont'd)

Software development costs include costs which relate principally to projects which have recently been released or are not yet available for release to customers. Management believes that future revenues related to these projects will be sufficient to realize the amounts capitalized at December 31, 2004, and as such these amounts will be recovered over the lives of the related projects. It is possible, however, that those estimates of future revenues could be adversely impacted if these projects are not finally completed and released in the future or if market acceptance of related technology is not as anticipated by Management. As a result, the recovery of these capitalized software development costs through future revenues could be reduced materially. In such event, the related capitalized software development costs will be written-off.

J.	Business combinations

The Company adopted SFAS No. 141 "Business Combinations", issued in July 2001 which requires that the purchase method be used for all business combinations initiated after June 30, 2001. Separate recognition of intangible assets is required if they meet one of two criteria - the contractual-legal right criterion or the separability criterion. In addition to the disclosure requirements of APB Opinion No. 16, this Statement requires disclosure of the primary reason for the business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption.

K.	Goodwill and other intangible assets

The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets", issued in July 2001. According to SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be subject to amortization, but instead will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling (as was set before by APB Opinion No. 17, "Intangible Assets"). (See also Note 1T).

L.	Acquisition of Company’s stock

Acquisition of Company's stock is presented as Treasury Stock in the statement of changes in shareholders' equity, according to the cost method.

M.	Revenue recognition

1.
System revenues are recognized when the product has been delivered and when title to the system and risk of loss have been substantially transferred to the customer, provided that collection is reasonably assured. When the sale arrangement includes customer acceptance provisions with respect to network interoperability, revenue is not recognized before the Company has demonstrated that the criteria specified in the acceptance provisions have been satisfied.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

M.	Revenue recognition (cont'd)

When a sale involves multiple elements, such as sales of products that include installation and integration services, the entire fee from the arrangement is evaluated under EITF 00-21, "Revenue Arrangements with Multiple Deliverables". Accordingly, in an arrangement with multiple deliverables, the arrangement consideration is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met if all of the following conditions are met: (1) the delivered items have value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered items, (3) if the arrangement includes a general right of return, delivery or performance of the undelivered items is probable and substantially in the control of the Company.

2.
The Company makes certain sales through resellers. The Company recognizes revenues from sales to resellers, assuming all other criteria for revenue recognition are met and provided that there is no contractual right of return, either (i) when it receives adequate collateral (which in almost every case is a Letter of Credit) from the reseller to secure payment to the Company, or (ii) in certain instances where the Company has an established ongoing relationship with the reseller and a proven track record of payments, when it receives written evidence of the identity of the end-user and the existence of an agreement by the end-user to purchase the product from the reseller (e.g. a copy of a purchase order) or (iii) in instances where the reseller is a major internationally known corporation and the Company has an established ongoing relationship with such reseller and a proven track record of payments, upon delivery of the products to the reseller. When the collectability from the reseller is not reasonably assured or when the right of return exists, revenue is recognized on a cash basis, provided that the reseller has ultimately sold the products to an end-user or the return privilege has substantially expired.

3.
Revenues from sales involving long-term credit arrangements at less than accepted interest rates are recorded at the present value of the related future cash flows. The difference between the amounts receivable and their present value is to be recognized as interest income over the period of the debt.

4.
Software license revenue is generally recognized at the time the software is delivered to the customer, if collection is probable and the Company has no significant obligations remaining under the sales or licensing agreement and no significant customer acceptance requirements exist subsequent to software delivery.

5.
Service revenues from product maintenance contracts and separately priced extended warranty contracts are generally recognized ratably over the contract period, while revenue from software services generally is recognized as the services are performed or, if no pattern of performance is evident, ratably over the period during which they are performed.

6.
Long-term contracts are those requiring design, development, engineering and modification and are of a significantly longer duration than contracts for system sales. Revenue from long-term contracts is recognized using the percentage of completion method, which is in accordance with Statement of Position (SOP 81-1). The percentage of completion is determined according to the contract milestones. In the event that management anticipates a loss on a particular contract, such anticipated loss is provided for in full in the period when the loss is first anticipated.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

N.	Research and development

Research and development costs, net of any grants, are charged to the statements of operations as incurred. Royalties paid and accrued in respect of the said grants are classified as cost of goods sold.

O.	Reclassification

1.	Certain amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation. (See also Note 21).

2.
The results of ECtel for all periods have been reclassified to one line in the statement of operations following the results from continuing operations. The assets and liabilities of ECtel as at December 31, 2003 have been reclassified in the balance sheets as assets from discontinued operations and liabilities from discontinued operations, respectively, see Note 21(B).

P.	Income taxes

1.	The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109 “Accounting for Income Taxes”.

Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. Deferred tax assets for future tax benefits from realization are included when their realization is more likely than not. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized. Deferred tax assets and liabilities are classified as current or long-term items in accordance with the nature of the assets or liabilities to which they relate. When there is no underlying assets or liabilities the deferred tax assets and liability are classified in accordance with the period of expected reversal.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

P.	Income taxes (cont'd)

Deferred taxes were not recorded in respect of the following matters -

•
Certain undistributed earnings of foreign consolidated subsidiaries which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists (for domestic consolidated subsidiaries, see 2 below).

•
Differences between the rate of change in the Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate, this in accordance with paragraph 9 (f) of SFAS 109.

2.
In accordance with paragraph 33 of SFAS 109, deferred taxes have not been provided for the Parent Company’s temporary difference relating to operations in both its domestic subsidiaries and domestic “approved enterprises” as the tax laws provide methods whereby the reported amounts of these investments can be recovered tax-free and the parent company expects that it will ultimately utilize these methods.

-	Earnings distributed by domestic subsidiaries relating to “approved enterprises″ can be transferred to the Parent Company by way of a tax-free merger.

-	Earnings distributed related to the Parent Company’s “approved enterprises” are not taxable to the Parent Company in a liquidation as such taxes would be due from the shareholders.

-	Earnings distributed by domestic subsidiaries which are not attributable to an “approved enterprise” are not taxable.

Income tax expense represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Q.	Derivative financial instruments

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133". SFAS Nos. 133 and 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values.

The Company has significant international sales transactions in foreign currencies and has a policy of hedging forecasted and actual foreign currency risk with forward foreign exchange contracts and foreign exchange options. The Company’s forward foreign exchange contracts are primarily denominated in Euro, Pounds Sterling and NIS and are for periods consistent with the terms of the underlying transactions, generally one year or less. Derivative instruments are employed to eliminate or minimize certain foreign currency exposures that can be confidently identified and quantified.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

Q.	Derivative financial instruments (cont'd)

On the date a derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign-currency fair-value or cash-flow hedge (foreign currency hedge). For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in operations. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until operations are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either operations or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in operations. Changes in the fair value of derivative trading instruments are reported in current period operations.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

Q.	Derivative financial instruments (cont'd)

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognizes any gain or loss in operations. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in operations, and gains and losses that were accumulated in other comprehensive income are recognized immediately in operations. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in operations.

R.	Comprehensive income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income (loss) and net unrealized gains (losses) on securities and on the change in the fair value of financial instruments that are used for cash flow hedging, and is presented in the statement of shareholders' equity and comprehensive income (loss).

S.	Stock option plan and employee purchase plan

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, including FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25" issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

S.	Stock option plan and employee purchase plan (cont'd)

Had compensation expenses for stock options granted under the Company's stock option plan been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been as follows:

	For the year ended December 31
	2004	2003	2002
	$ in thousands, except per share amounts

Net income (loss), as reported	10,153	(71,040)	(162,468)
Add: Stock-based employee compensation
expenses included in reported net
income (loss), net of related tax effects	1,650	3,568	286
Deduct: Total stock-based employee compensation
expense determined under the fair value
based method for all awards, net of
related tax effects	(10,072)	(23,450)	(59,930)

Pro Forma net income (loss)	1,731	(90,922)	(222,112)

Basic earnings (loss) per share ($):
- as reported	0.09	(0.65)	(1.54)
- pro forma	0.02	(0.84)	(2.10)
Diluted earnings (loss) per share($):
- as reported	0.09	(0.65)	(1.54)
- pro forma	0.01	(0.84)	(2.10)

T.	Accounting changes

Effective January 1, 2002, the Company applies the provisions of SFAS No. 142 "Goodwill and Other Intangible Assets".

In connection with the transitional impairment evaluation, Statement No. 142 required the Company to perform an assessment of whether there was an indication that goodwill was impaired as of January 1, 2002. To accomplish this, the Company was required to (1) identify its reporting units, (2) determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determine the fair value of each reporting unit. If the carrying value of any reporting unit exceeds its fair value, detailed fair values for each of the assigned and unassigned assets (excluding goodwill) and liabilities are determined to calculate the amount of goodwill impairment, if any. The difference between the fair value of the reporting unit and the fair value of the assigned and unassigned assets (excluding goodwill) and liabilities related to the reporting unit represents the implied fair value of the goodwill. If the implied fair value of the goodwill is lower than its carrying value, the Statement required that the difference be written-off.

In 2002, the Company performed the transitional impairment evaluation as provided in the said standard. Accordingly, a loss in the amount of $ 37,196 thousand from a decline in value of goodwill (including an amount of $ 36,646 thousand, which is attributed mainly to InnoWave - see also Note 21) was included as a cumulative effect of a change in accounting policy.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 1 - Significant Accounting Policies (cont’d)

U.	Impairment or disposal of long-lived assets

The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" as of January 1, 2002. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. (See also Notes 20 and 21).

V.	Sale of financial assets

The Company adopted SFAS No. 140 - “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The Statement requires that a transfer of financial assets in which control is surrendered, is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. See Note 17P.

W.	Earnings (loss) per Ordinary Share

Basic and diluted earnings (loss) per Ordinary Share are presented in conformity with Statement of Financial Accounting Standard No. 128, “Earnings Per Share”, for all years presented. Basic earnings (loss) per Ordinary Share are calculated by dividing the net earning (loss) attributable to Ordinary Shares, by the weighted average number of Ordinary Shares outstanding. Diluted earnings (loss) per Ordinary share calculation is similar to Basic Earnings Per Share except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares such as options, had been exercised.

X.	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Y.	Impairment of loans

The Company applies the provisions of SFAS No. 114 “Accounting by Creditors for Impairment of a Loan” as amended by SFAS No. 118 “Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures” which prescribes the accounting treatment by creditors with respect to impairment of loans. These standards cover all loans, which are restructured in a troubled debt restructuring, involving modifications of terms of the loans, including those involving a receipt of assets in partial satisfaction of a receivable.

In accordance with FAS 114, a loan is impaired when it is probable, based on current information and events, that the creditor will be unable to collect all amounts (contractual interest and principle payments) due according to the contractual terms of the loan agreement. Loans impaired are measured based on the present value of the expected future cash flows, discounted at the loan’s effective interest rate or, alternatively, based on the observable market price of the loan or the fair value of the collateral, if the loan is collateral dependent.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 2 - Investment Securities and Deposits
	December 31	December 31
	2004	2003
	$ in thousands	$ in thousands

Short-term:
Short-term deposits (see Note 17B.)	5,628	2,398

Marketable securities:
Trading	—	359
Available for sale securities*	—	1,282
Held to maturity securities	19,086	29,900

	24,714	33,939
Long-term:
Long-term deposits	11,659	15,346
Available for sale securities*	10,694	—
Held to maturity securities	97,006	43,853

	119,359	59,199

*	As of December 31, 2004 and 2003, the Company had net unrealized gains on Available for Sale Securities of $ 2,341 and $ 1,282 thousand, respectively.

The amortized cost, gross unrealized holding gains (loss), and fair value of held-to-maturity securities by major security type at December 31, 2004, were as follows:

	Amortized Cost	Gross Unrealized Holding Gains (Losses)	Fair Value
	$ in thousands	$ in thousands	$ in thousands
Held to maturity
U.S. Government agencies	46,925	(423)	46,502
Corporate debt securities	43,338	(525)	42,813
Other	25,829	34	25,863

	116,092	(914)	115,178

Maturities of debt securities classified as held-to-maturity were as follows at December 31, 2004:

	Amortized Cost	Fair value
	$ in thousands	$ in thousands
Held to maturity:
First year	19,086	19,014
Due after one year through five years	95,242	94,414
Due after five years through ten years	1,764	1,750

	116,092	115,178

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 3 - Inventories

Consist of the following:
	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Raw materials and components	58,050	44,142
Work in process	13,706	21,419
Finished products	103,309	51,322

	175,065	116,883

Note 4 - Long-Term Receivables, Net of Current Maturities

A.	Consist of the following:

	Weighted average interest rate as of December 31 2004	December 31 2004	December 31 2003
	%	$ in thousands	$ in thousands

Long-term trade receivables (1)	10.24%	186,604	178,903
Less deferred interest income (*)		—	7,583

Total (2)		186,604	171,320
Less - provision for doubtful debts (**)		77,252	40,600
Less - current maturities		19,377	24,075

		89,975	106,645

The trade receivables are denominated in U.S. dollars.

(*)	The deferred interest income represents the difference between the original amount of the receivables and their net present value computed, at the transaction date, by the relevant interest rate.
(**)	See Notes 17C and 4C.

(1)
Long-term trade receivables ("receivables") (a)(b) consist mainly of receivables resulting from sales of the Company’s products, providing from one to ten years credit commencing on the date of signing of the sales contract or the finance agreement related thereto or other date as mentioned in the contract. Such receivables are interest bearing and are payable in quarterly or semi-annual payments. The principal is paid generally after the grant of a grace period. These receivables are partially secured by trade risk insurance policies.

(a) The long-term receivables include also certain related pledged deposits, which are disclosed together because the economic substance of the two assets is very similar (see (b) below).

(b)
The deposits are pledged to a commercial bank in Israel (the "commercial bank") and are mainly released simultaneously with, and in amounts equal to, payments on account of the loan extended by the commercial bank to a foreign commercial bank (the "customer bank”). The commercial bank serves the customer bank as a source of financing for the purpose of the sale transaction with the Company.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 4 - Long-Term Receivables, Net of Current Maturities (cont'd)

A.	Consist of the following: (cont'd)

(2)
As at December 31, 2004 and 2003 - includes GVT, a Brazilian company, amounting to $ 86 million (including current maturity) and $ 85 million, respectively (see 4C below) and certain other customers whose indebtedness does not exceed $ 3.5 million per customer as at December 31, 2004 and, $ 5 million as at December 31, 2003.

(3)
In the opinion of the Company’s management, due to the nature of the customers and their activities, their financial performance, updated financial and business data, previous business relations and existing trade insurance as stated above, as well as provision for doubtful debts, the Company has limited risk exposure in relation to the long-term receivables.

B.	Aggregate maturities are as follows:

December 31 2004
$ in thousands
First year (current maturities)	19,377
Second year	9,041
Third year	8,121
Fourth year	19,281
Fifth year	24,700
Thereafter	106,084

186,604

C.	1.
In 2000, the Company and a subsidiary (InnoWave) entered into an agreement for the sale to Global Village Telecom ("GVT"), a Brazilian company, of wireless local loop systems and services. Pursuant to the agreement, the Company agreed to grant GVT long-term financing for the purchase, comprising a line of credit of up to $168 million, based upon the progress of sales. This financing was granted in conjunction with credit made available to GVT by a group of other equipment vendors. The credit was to be repaid (in semi-annual payments) during the years 2004 through 2007. The interest payable under the line of credit was variable (ranging from LIBOR plus 6.5% to LIBOR plus 4.5%). As security for its obligations under the agreement, GVT granted the Company (together with three other major international suppliers) a charge on its license to operate its communications network in Brazil, together with additional security including shareholders’ guarantees and charges on revenue and contracts.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 4 - Long-Term Receivables, Net of Current Maturities (cont'd)

C.	(cont'd)

2.
As GVT’s revenues were denominated in Brazilian currency and its vendor debt was in dollars, this negatively impacted its ability to maintain the debt repayment schedule, due primarily to a significant devaluation of the Brazilian currency relative to the dollar. Commencing December 2002, GVT defaulted in its payments to the Company. Accordingly, during 2002 and 2003, the Company recorded a provision for doubtful debts, in the amount of $34.0 million and $ 6.6 million, respectively with respect to this debt.

3.
Following extensive negotiations, agreements to reschedule GVT's debt repayments were signed on November 11, 2004 among GVT, its shareholders and its principal creditors, including the Company. These agreements, which closed on December 23, 2004, encompassed GVT’s commercial debt to the creditors for the supply of equipment and services, the debt due under the convertible notes referred in Note 5B below and accumulated interest on the debts to the closing. As a precondition to the closing of these agreements, the sum of $5.4 million was paid to the Company. The main provisions of the agreements, as regards the Company, are:

•
All the said debts were canceled and in place thereof GVT issued to the Company notes in the aggregate sum of approximately $163 million to be paid from 2005 through 2013 at variable rates of interest. Notes for an aggregate of $131 million will carry interest at rates varying from LIBOR plus 2.7% at commencement to LIBOR plus 12.4% in later years. Notes for an aggregate of $32 million will be interest free. The weighted average interest rate on the Notes will vary between LIBOR plus 1% at commencement and LIBOR plus 9% in later years.

		•	The Company was granted warrants convertible, at no further consideration, into shares of GVT’s parent company, equating to approximately 2.4% of its outstanding share capital.

4.
According to SFAS No. 114 “Accounting by Creditors for Impairment of a Loan”, the carrying amount of the said restructured debt is presented based on the present value of the expected future cash flows discounted at the debt 's original contractual interest rate which is LIBOR plus 6.5%.

See Note 22C.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 5 - Investments

Consist of the following:
	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Affiliated companies (A)	16,259	19,646
Convertible notes (B)	—	5,600
Loans (C)	6,000	—
Other	4,507	3,670

	26,766	28,916

A.	Investments in affiliated companies are comprised of:

	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Cost of shares	28,223	28,223
Accumulated losses	(11,964)	(8,577)

	16,259	19,646

In December 2002, the company closed a transaction pursuant to which it transferred the VoIP and other activities, including certain related net assets with a book value of $ 19.6 million of the NGTS business, plus $10 million in cash, to NexVerse Networks, in exchange for approximately 43% (fully diluted 36%) of the shares of NexVerse valued at $ 22.8 million.

The name of the company resulting from this transaction was changed to Veraz Networks and ECI's investment in Veraz has been accounted for by the equity method. According to the agreement, Veraz became an exclusive distributor of ECI's DCME products which are produced by the Company and sold to Veraz in accordance with the terms set in the agreement. In addition, the Company manufactures and sells to Veraz certain of its VoIP products.

As a result of the transaction, the Company recorded in 2002 a loss in the amount of $ 10.8 million. This loss included the amount of $ 6.8 million related to loss from exchange of assets, $ 2.2 million from impairment of assets and $ 1.8 million (which was included in the cost of revenues) of inventory which, according to Veraz's business plan, were unlikely to be used. See Note 20B.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 5 - Investments (cont'd)

A.	Investments in affiliated companies are comprised of: (cont'd)

Summarized financial information of an affiliated company is as follows:

	2004	2003
	$ in thousands	$ in thousands
Balance sheet information
Current assets	65,832	69,907
Total assets	72,345	76,064
Current liabilities	40,230	38,471
Total liabilities	43,355	39,165
Shareholders' equity	28,990	36,899

Statement of operations information
Revenues	48,612	42,784
Gross profit	36,207	30,687
Net loss	(7,996)	(7,430)

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 5 - Investments (cont'd)

B.	Convertible notes

In addition to the sale and financing agreement with GVT referred to in Note 4C, the Company made a loan of $ 27 million to GVT’s parent company, GVT Holding NV, in return for convertible subordinated notes that carried interest at 5% per annum. The maturity date of the notes was in November 2003 and they carried the right to convert into marketable securities in certain circumstance. Conversion of the notes would not have given the Company significant influence in the said company. Due to significant concern regarding the financial ability of GVT Holding NV to repay the notes, during 2002, the Company included a provision in the amount of $ 18 million, as part of other expenses, to reflect an other than temporary decline in the value of this investment. In 2003, the Company recorded an associated $ 3.4 million charge, also in other expenses, for a further decline in the value of this investment, to reflect the expected outcome of then advanced discussions with GVT Holding NV with a view to restructuring this debt.

Following extensive negotiations, agreements were signed on November 11, 2004 among GVT, its parent company and other shareholders, and its principal creditors, including the Company. These agreements, which closed on December 23, 2004, encompassed GVT’s commercial debt to the creditors for the supply of equipment and services referred in Note 4C above, the debt due under the said convertible notes and accumulated interest on the debts to the closing. As a precondition to the closing of these agreements, the Company was paid the sum of $ 5.4 million.

C.	Loans

In December 2004, the Company signed a series of transactions with Chiaro Networks Ltd. ("Chiaro") a developer of infrastructure-class IP/MPLS routing platforms. The transactions consist of: (i) a loan agreement (ii) a call option agreement for the acquisition of Chiaro by the Company (iii) a distribution agreement.

a)	Loan agreement

Pursuant to the terms of the loan agreement, the Company provided two loans to Chiaro in the aggregate amount of $ 6 million. The first loan of $ 3 million bearing interest at an annual rate of LIBOR + 2.3%, will be payable in full 39 months from the closing date of the transaction.

The second loan of $ 3 million will bear interest at an annual rate of LIBOR + 2.3%, and will be payable in full 39 months from the closing date of the transaction. The Company may convert the second loan at any time into convertible preferred BB shares of Chiaro.

The loans are secured by a first-priority floating charge over substantially all of Chiaro's assets.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 5 - Investments (cont'd)

C.	Loans (cont'd)

b)	Call option agreement

Pursuant to the terms of the call option agreement, the Company has the option to acquire Chiaro under terms defined in the agreement. The term of the option is 37.5 months and it may be exercised within three defined 90-day exercise windows during its term.

c)	Distribution agreement

Pursuant to the distribution agreement, the Company received exclusive, global distribution rights for Chiaro's products, for a period of 37.5 months from closing.

Note 6 - Property, Plant and Equipment

Property, plant and equipment as of December 31, 2004 consists of the following:

	Freehold land and buildings	Machinery and equipment	Motor vehicles	Office furniture and Equipment	Leasehold improvements	Total
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Cost
Balance at
beginning of year	56,944	183,341	7,897	9,485	13,381	271,048
Additions	314	22,566	165	226	666	23,937
Disposals	—	29,498	2,278	2,929	962	35,667
Balance at end
of year	57,258	176,409	5,784	6,782	13,085	259,318

Accumulated
depreciation and
amortization
Balance at
beginning of year	7,653	121,871	5,121	7,067	10,279	151,991
Additions	1,094	18,368	1,009	474	1,767	22,712
Disposals	—	29,410	2,142	2,436	750	34,738
Balance at end
of year	8,747	110,829	3,988	5,105	11,296	139,965

Net book value at
December 31, 2004	48,511	65,580	1,796	1,677	1,789	119,353

Net book value at
December 31, 2003	49,291	61,470	2,776	2,418	3,102	119,057

Regarding pledge, see Note 14.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 7 - Software Development Costs, Net

Capitalization and amortization of software development costs during the years ended December 31, 2004, and 2003 is comprised as follows:
	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Balance at beginning of year	16,289	20,082
Capitalization of software development costs during the year	11,151	11,364
Amortization and write-offs during the year	(13,005)	(15,157)

	14,435	16,289

Note 8 - Goodwill

Consist of the following:
	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Goodwill (1)	1,039	1,039

(1) Original amount	139,137	139,137
Amortization and write down due to decline in value	(138,098)	(138,098)

	1,039	1,039

Note 9 - Long-Term Liabilities

A.	Loans

	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Long-term loans *	30,000	60,000
Less - current maturities	30,000	30,000

	—	30,000

*
The loans carry an annual interest rate of LIBOR plus 2% (the LIBOR interest rate at December 31, 2004 and 2003 is 2.56% and 1.2%, respectively), and are repayable quarterly.
According to the loan agreement, the Company repaid an amount of $ 30 million during the current period. See Note 14 (for assets pledged) and Note 22B.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 9 - Long-Term Liabilities (cont'd)

B.	Other liabilities

	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Provision for claim (see Note 11A(5))	—	6,000
Other liabilities	—	15

	—	6,015

Note 10 - Liability for Employee Severance Benefits, Net

A.	Employees of the Company and of its consolidated subsidiaries in Israel (Israeli companies)

Under Israeli law and labor agreements, the Israeli companies are required to make severance and pension payments to their retired or dismissed employees and to employees leaving employment in certain other circumstances.

1.
The liability in respect of most of its non-senior employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund. The liability deposited with the pension fund is based on salary components as prescribed in the existing labor agreement. The custody and management of the amounts so deposited are independent of the companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

2.	In respect of the liability to other employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

3.
As to the union employees of Tadiran Telecommunication Ltd. (TTL) who are covered by the labor agreements which were in force in TTL, the Company's liability for severance pay is in accordance with such labor agreements.

If the Company terminates the employment of these employees up to 2011, they are entitled to additional benefits. After that time, the employees will no longer be eligible for such benefits.

4.
The expenses in respect of severance and pension pay (not including expenses in restructuring) for the years ended December 31, 2004, 2003 and 2002 are $ 4,008, $ 5,593 thousand and $8,869 thousand respectively.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 10 - Liability for Employee Severance Benefits, Net (cont'd)

A.	Employees of the Company and of its consolidated subsidiaries in Israel (Israeli companies) (cont'd)

5.	Company's liability for termination of the employer-employee relationship is composed as follows:

	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Provision for severance pay	50,943	50,658
Amounts funded including accumulated income	25,182	24,431

	25,761	26,227

Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.

B.	Employees of U.S. consolidated subsidiaries (U.S. companies)

The subsidiaries sponsor a section 401(K) defined contribution plan or 401(A) plan which permits its employees to invest up to certain amounts of their compensation (subject to limitation by Internal Revenue Service Regulations) on a pretax basis in certain self-directed investment programs. The subsidiaries may, at the discretion of the Board of Directors, make contributions to the plan. Company contributions with respect to this plan were $ 244 thousand, $ 499 thousand and $ 588 thousand in 2004, 2003 and 2002, respectively.

C.	Employees in the rest of the world

The provision for severance pay includes amounts related to employees in countries other than Israel and the U.S. and are calculated in accordance with the rules of the country in which they operate.

Note 11 - Commitments and Contingencies

A.	Claims and potential claims

1.
Following the reduction in workforce (see Note 19), in accordance with the reorganization plan of the Company, claims and demands for higher amounts of severance pay were submitted by certain former employees. Management of the Company believes, based on the opinion of its legal advisors, that the effect, if any, of the results of such claims and demands on the financial position of the Company and the results of its operations, will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

2.
The Company conducts negotiations from time to time with international technology companies (“technology companies”) regarding allegations that it is using certain patents owned by the technology companies in its products. Although the Company cannot assess each negotiation for its merit, it estimates that any settlement, if needed, will not have a material adverse effect on the Company's financial position or results of operations.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 11 - Commitments and Contingencies (cont'd)

A.	Claims and potential claims (cont'd)

3.
In December 1999, an agreement was signed with SCI Systems ("SCI") for the sale of a plant which manufactures electronic components. SCI is one of the largest manufacturers of electronic components in the world. As part of the agreement, SCI will, for several years to come, be the subcontractor for part of the manufacturing activities of the Company, on a cost plus basis.

The Company is in dispute with SCI as to the interpretation of certain aspects of the agreement, such as volume commitments; discount terms for large orders; the minimum size of orders; timing; untimely payments etc.

The dispute was referred to an arbitrator in December 2002. In April 2003, SCI submitted claims in an aggregate amount of $ 30 million.

The Company rejected the allegations made against it and filed a claim against SCI in an amount of $ 50 million.

Since the arbitration began, the parties have appointed an independent mediator in an additional attempt to settle this dispute.

In the opinion of the Company's legal counsel, since the defense arguments of SCI have not yet been thoroughly studied and the inquiries regarding the facts relating to the allegations have not yet been completed, it is not possible, at this early stage of the proceedings, to evaluate the chances of the Company's claim as well as the chances of SCI's claim.

In the opinion of Management, the arbitrator's decision will not have a material adverse effect on the Company's financial position or results of its operation.

4.
Several claims have been submitted against the Company and against consolidated subsidiaries, resulting from ordinary business operations inter alia, for using patents owned by others. The Company's Management based mainly on opinions of its legal advisors, believes that the effect, if any, of the results of such claims on the financial position of the Company and the results of its operations will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 11 - Commitments and Contingencies (cont'd)

A.	Claims and potential claims (cont'd)

5.
In October 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices (“comptroller”) regarding alleged price fixing and non-competitive practices among Tadiran Telecommunications Ltd. (“TTL”), Tadiran Ltd (Tadiran was the parent company of TTL) and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor Industries Ltd. (a significant shareholder of the Company and Tadiran Ltd.).

In the 1999 merger agreement between the Company and TTL, Tadiran Ltd. had agreed to indemnify the Company for damages above $6 million.

In the third quarter of 2004, the Company was informed that the comptroller has ceased the investigation without taking any action against the Company. Accordingly, a provision in the amount of $6 million that was recorded at the time of the acquisition of TTL was reversed and recorded as other income.

6.
In September 2004, following the completion of the investigation by the comptroller mentioned above, a claim was filed against Bezeq (Israel's national telecommunications provider), Koor, TTL, Tadiran and Telrad in the District Court of Tel Aviv-Jaffa. Attached to the claim was a request for certification thereof as a class action, brought in the name of all Bezeq customers against the aforesaid companies, including the Company, in an amount of $ 396 million.

Management of the Company believes, in light of the advice of its legal counsel, that the allegations against the Company are without merit and therefore no provision was recorded in respect thereto in the financial statements.

B.	Lease commitments

The Company and its consolidated subsidiaries have entered into several operating lease agreements in Israel and abroad. The agreements expire on various dates from 2004 to 2011 (some of which have renewal options) and are in local currencies or linked to the dollar or to the Israeli Consumer Price Index.

Future minimum annual rent payments to which the Company and its subsidiaries are committed under the above leases, at rates in effect at December 31, 2004, are as follows:
Year ending December 31	$ in thousands
2005	6,770
2006	5,435
2007	4,750
2008	3,942
2009 and thereafter	4,821

As to rent expense under the Company’s leases, see Note 17N.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 11 - Commitments and Contingencies (cont'd)

C.	Royalty commitments

1.
The Company is committed to pay royalties to the Government of Israel on proceeds from sale of products in the Research and Development of which the government participated by way of grants. The royalties are computed mainly at the rates of 3.5% of the aggregated proceeds from sale of such products, up to the amount not exceeding 100% of such grants. As at December 31, 2004, the maximum possible future commitment of the Company is approximately $ 137 million (excluding interest).

2.
The Company is committed to pay royalties to certain parties whose products, patents or technology are incorporated in certain products of the Company. Such royalties are based on sales of systems or a family of products incorporating such products, patents or technology and are paid based either on a fixed rate, a price per unit sold or as a rate of the system or the family of products sale price.

D.	Financial instruments

(1)	Derivative financial instruments

The Company has significant international sales transactions in foreign currencies and has a policy of hedging forecasted and actual foreign currency risk with forward foreign exchange contracts and purchased and written options. The Company's forward foreign exchange contracts and purchased options are primarily denominated in Euro, Pounds Sterling and NIS and are for periods consistent with the terms of the underlying transactions, generally one year or less. Derivative instruments are employed to eliminate or minimize certain foreign currency exposures that can be identified and quantified. The Company was exposed to but realized no losses from non-performance by counter parties on these derivatives.

The Company uses foreign currency forward contracts designated as fair value hedges to protect against the foreign currency exchange rate risks related to the remeasurement of firm sales commitments and recognized assets such as accounts receivable. Changes in the fair value of these derivatives are recognized in operations as offsets to the changes in the fair value of the related assets or liabilities.

The Company uses a combination of forwards and purchased and written options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted revenue denominated in currencies other than the U.S. dollar. The Company's cash flows hedges mature generally within less than a year. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instruments are initially recorded in accumulated other comprehensive income (loss) as a separate component of shareholders' equity and subsequently reclassified into operations in the period during which the hedged transactions is recognized operations. The ineffective portion of the gain or loss is reported in financial income or expenses immediately. The effective portion of cash flow and foreign currency hedges is reported in the same financial statement line item as the changes in value of the hedged item. For foreign currency option and forward contracts designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 11 - Commitments and Contingencies (cont'd)

D.	Financial instruments (cont'd)

(1)	Derivative financial instruments (cont'd)

The Company uses variable-rate debt to finance its operations. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company receives variable interest rate payments and makes fixed interest rate payments thereby creating the equivalent of fixed-rate debt.

Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are reported in accumulated other comprehensive income (loss). These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged interest payments in the same period in which the related interest affects earnings.

Other derivatives not designated as hedging instruments under SFAS No. 133 consist primarily of purchase and written options used to hedge foreign currency cash flows. For derivative instruments not designated as hedging instruments under SFAS No. 133, changes in the fair values are recognized in operations in the period of change.

Fair value hedging transactions

As at December 31, 2004, the Company had entered into 42 currency forward contracts, as a hedge against sales contracts receivable and firm commitments, as follows:

Obligation to sell Euro 22.6 million for a total amount of US$ 27.2 million.
Obligation to sell Pounds Sterling 2.6 million for a total amount of US$ 4.6 million.
Obligation to sell NIS 5.7 million for a total amount of US$ 1.3 million.

Since the effect of the fluctuations in foreign currency exchange rates is set off against the effect on the hedged sales agreements, the Company does not have any exposure to exchange rate differentials in this connection.

As at December 31, 2004, the fair value of the fair value hedging transaction is credit US$ 5.4 million.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 11 - Commitments and Contingencies (cont'd)

D.	Financial instruments (cont'd)

Anticipated cash flow hedging transactions

As at December 31, 2004, the Company had entered into forward exchange contracts and also purchased and written options as hedges for currency exchange rates for various periods of time. These transactions constitute a future cash flow hedge for sales agreements and for the anticipated backlog of orders.

As at December 31, 2004, the Company had entered into 156 hedge transactions and strategies in respect of anticipated sales amounting to 218.9 million Euro, 16.7 million Pounds sterling and $ 1.3 million in other currencies.

The hedge transactions strategies are shown in the balance sheet at fair value. The fair value of future transactions is based on future exchange rates, as quoted at the balance sheet date.

As at December 31, 2004, the fair value of the cash flow hedging transaction is credit US$ 13.1 million.

Payroll expenses

As at December 31, 2004, the Company had entered into 11 future cash flow hedge transactions and strategies in respect of payroll expenses amounting to NIS 46.5 million.

As at December 31, 2004, the fair value of the cash flow hedging transaction is debit US$ 0.1 million.

The Company had net realized foreign currency exchange losses from all hedge transactions of $ 11.0 million, $ 6.9 million and $ 1.5 million in 2004, 2003 and 2002, respectively.

Comprehensive income (loss) for the year ended December 31, 2004 includes an unrealized loss of $ 8.3 million relating to the above hedge transactions. As of December 31, 2004 the net unrealized loss on financial instruments is $ 15.0 million. This amount is expected to appear in the statement of operations for the year ended December 31, 2005.

Interest rate cash flow risk

Interest expense for the years ended December 31, 2004, 2003 and 2002, includes net losses in the amount of $ 294 thousand, $ 502 thousand and $ 522 thousand, respectively, arising from the difference between the fixed interest rate in the interest rate swap agreements and the variable interest rate on the hedged debt obligation.

Non-hedging transactions

The financing expenses include a loss of $ 0.2 million, $ 2.0 million and $ 1.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. This amount reflects the change in the exercise rate of the foreign currency between the future exercise rate and the rate prevailing at the balance sheet date deriving from the time value factor, which is not considered as being for hedging purposes.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 11 - Commitments and Contingencies (cont'd)

D.	Financial instruments (cont'd)

(2)	Concentration of credit risks

Financial instruments which expose the Company to risks of credit concentration, include cash, deposits, currency hedging transactions, trade and other receivables.

The cash and deposits as well as the hedging transactions are deposited and/or executed through a number of established financial institutions. These financial institutions are located in Israel, the USA and Europe. The policy of the Company is to avoid the risk of making deposits with one financial institution. The Company frequently evaluates the amounts and volume of the transactions executed with each one of the said financial institutions. The exposure in respect of credit to customers is limited due to the large number of customers and their geographical spread as well as the provision for doubtful debts in the financial statements.

As to the long-term deposits and customer debts see Note 4. Management of the Company believes that the credit risk is limited since the customers are large suppliers of communications services operating in countries in which this sector is anticipated to grow.

(3)	Fair value of the financial instruments

Management estimates that the fair value of the financial instruments is not materially different from the amounts included in the financial statements. In its determination of fair value, management used certain estimates, as described below, which do not necessarily indicate amounts which are recoverable in current market trading.

	-	Cash and cash equivalents, short-term investments, trade receivables, other receivables, trade payables, other payables and advances from customers:

The book value is the same as the fair value due to the short realization period and/or repayment date of these instruments.

	-	Long-term receivables and liabilities:

The book value is not materially different from the fair value since the Company’s interest rates on its long-term liabilities or receivables are not materially different from those indicated in respect of the assets and liabilities as at the balance sheet date.

E.	Capital expenditure commitments

The Company in Israel incurs capital expenditures pursuant to “Approved Enterprise” programs. At December 31, 2004, the Company is not committed to invest pursuant to existing programs. However, the Company submitted a request to the Investment Center to approve new investment plans at the value of $ 15.5 million. Approval and completion of such investment programs will provide tax benefits in the future (see Note 15A2).

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 11 - Commitments and Contingencies (cont'd)

F.	Purchase commitments

At December 31, 2004, the Company has commitments, in the aggregate amount of $ 64.7 million, covering, primarily, the purchase of materials as well as, to a lesser extent, for the acquisition of equipment (December 31, 2003 - $ 68.9 million).

G.	Guarantees

1.
The Company maintains certain third-party guarantees (primarily with banks) to support its performance obligations under customer contracts and other contracts that can be demanded in case of material breach of contracts. As at December 31, 2004, these guarantees approximated $ 17,043 thousand.

2.	The Company also maintains other third-party guarantees (primarily with insurance companies). As at December 31, 2004, these guarantees approximated $ 9,671 thousand.

H.	Commitments

1.
In November 2001, the Company sold its information technology unit ("IT") to EDS and signed a five-year outsourcing contract with EDS. Under the agreement, EDS assumed all the IT operations and is required to supply maintenance, support and development services during the term of the agreement, for a sum of between $ 15 and $ 18 million, per year. In 2003 a new five-year agreement replacing the previous agreement was signed with effect through 2007. The Company undertook to pay EDS $ 11.8 million in 2003 and amounts between $ 7.8 million and $ 8.8 million in 2004-2007 (in 2004 the Company paid to EDS $ 8.8 million).

In addition, for the years ended December 31, 2004 and 2003, the Company paid EDS $ 3 million and $ 2.2 million, respectively, for additional services.

2.
The Company has an obligation to indemnify the purchasers of certain activities and/or the purchasers of subsidiaries at rates which are stipulated in the sales agreement, should the purchasers be forced to discharge former employees of TTL during a period up to 2011 (see Note 10A(3)) and, therefore, to pay increased severance benefits.

In the opinion of Company management, the provisions for future indemnification, as stated, which are included in the financial statements, are proper and adequate.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 11 - Commitments and Contingencies (cont'd)

H.	Commitments (cont'd)

3.
If the Company dismisses any of the remaining unionized employees who joined from TTL by 2011, it is committed to pay them increased severance benefits or early retirement pensions, depending on age and seniority (see Note 10A(3)). As at December 31, 2004, the maximum amount payable as a result of this commitment is $ 15.8 million. Management does not expect to dismiss the said employees and therefore no provision in respect thereof has been included in the financial statements.

4.	Commitments to indemnify directors and officers

In August 2001, the Board of Directors of ECI resolved to grant ECI's directors and officers at the level of vice president and above, who may serve from time to time, indemnification to the fullest extent permitted by law and approved the form of indemnification letter provided to each such director and officer. The Company has undertaken to indemnify its directors and officers for financial obligations and reasonable litigation costs imposed on them in connection with their duties. The undertaking is limited to categories of events set forth in the indemnification letter and to an amount of $ 15 million per director and officer, per case.

The prospective indemnification and form of indemnification letter were approved by the shareholders of ECI.

In July 2002, the audit committee and the Board of Directors of ECI resolved, subject to shareholders approval, to raise the amount of the aforesaid undertaking to a limit of $ 30 million per director per case, but not more than a commitment of $ 225 million in the aggregate for all persons to be indemnified. The aforesaid changes were approved by ECI's shareholders.

Note 12 - Shareholders’ Equity

A.	Authorized, issued and outstanding shares
	Authorized
	December 31 2004	December 31 2003
	Number of shares
NIS 0.12 par value per share	200,000,000	200,000,000

1.	The Company’s shares (NIS 0.12 par value each) are traded in the United States on the over the counter market and are listed on the Nasdaq Stock Market.

2.	For details of the issued share capital and treasury stock, see Statement of Changes in Shareholders’ Equity.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 12 - Shareholders’ Equity (cont'd)

A.	Authorized, issued and outstanding shares (cont'd)

3.
On December 6, 2001, a private placement agreement was signed with a group of investors in respect of 12.5% of the issued share capital of the Company. The investors paid an amount of $ 50 million to the Company for the shares received. Part of the shares allotted to the investors were the balance of the Company's shares held as Treasury stock.

4.	Pursuant to a service agreement with one of the Company's directors, the Company issued to him in 2004, 2003 and 2002, 1,653, 5,650 and 3,940 Ordinary shares, respectively.

B.	Dividends

According to the Israeli corporate laws, dividends may be paid by the Company only out of accumulated earnings, or out of net income, in two consecutive years. See Note 15A(2).

C.	Share incentive and stock option plans

1.	ECI Plan

a.
The Company’s current stock option plans are the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991 and the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (together the "ECI Plans"), which were adopted by the shareholders at the Annual General Meetings held respectively on August 29, 1991 and November 19, 2002. The ECI Plans will expire on December 31, 2012.

The ECI Plans provide that options may be granted to any employee, director, consultant or contractor of the Company pursuant to (a) one or more sub-plans designed to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

Under the terms of the ECI Plans, as of December 31, 2004, the Company is authorized to grant options for a total of 29,760,700 shares, subject to anti-dilution adjustment. The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability or as otherwise approved by the Board of Directors or its Remuneration Committee).

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 12 - Shareholders’ Equity (cont'd)

C.	Share incentive and stock option plans (cont'd)

1.	ECI Plan (cont'd)

Grants during the reporting period

The Company granted options to its employees and managers, as follows:

On March 4, 2004, the Company granted 70,896 share options at an exercise price of $ 6.80 per share.

On April 21, 2004, the Company granted 2,439,500 share options at an exercise price of $ 5.90 per share.

On May 10, 2004, the Company granted 400,000 share options at an exercise price of $ 5.42 per share.

On July 1, 2004, the Company granted 400,000 share options at an exercise price of $ 6.91 per share. The share options vest as follows: 200,000 options vest over 4 years, 6.25% on the last day of each quarter during 16 quarters. Additional 200,000 options vest over 5 years, 5% on the last day of 20 quarters.

On August 23, 2004, the Company granted 82,000 share options at an exercise price of $ 6.56 per share.

In September 2004, the Company's shareholders approved the grant by the Company of an aggregate of 79,452 share options to two directors. One grant was of 52,452 share options at an exercise price $2.89 per share of which one-third vested in September 2004 and remaining two thirds vest in July 2005 and July 2006, respectively. The other grant was of 27,000 share options at an exercise price $6.56 per share, of which fifty percent vest in March 2005 and March 2006, respectively.

On November 16, 2004, the Company granted 125,000 share options at an exercise price of $ 7.95 per share.

On December 9, 2004, the Company granted 60,000, share options at an exercise price of $ 8.13 per share.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 12 - Shareholders’ Equity (cont'd)

C.	Share incentive and stock option plans (cont'd)

1.	ECI Plan (cont'd)

Unless otherwise stated, the majority of the share options mentioned above vest as follows: 12.5% after six months and 6.25% on the last day of each following quarter over a period of 14 quarters.

None of the above share options were granted at exercise prices below the market price on the date of the grant.

Following approval by the board of directors and audit committee, the Company’s shareholders approved adjustments to the terms of outstanding stock option awards, in order to preserve the aggregate intrinsic value of such stock options in light of the distribution to shareholders of 7.6 million of the Company's shares in ECtel Ltd. (See Note 21B). On April 30, 2004, immediately prior to the ex-dividend date for the distribution of the ECtel shares, the closing market price of the Company's shares on Nasdaq was $5.60 per share. As a result of the proposed distribution, the opening market price on the business day immediately following, May 3, 2004, was adjusted to $5.36 per share, a reduction of $0.24 per share, or 4.305%. The main provisions of the adjustments are set forth below and applied to stock options granted prior to May 3, 2004:

	•	The exercise price of outstanding stock options granted at an exercise price of less than $5.60 per share, was reduced by 4.305% and rounded upwards to a whole cent.

	•	The exercise price of outstanding stock options granted at an exercise price of, or in excess of, $5.60 per share, was reduced by $0.24 per share.

•
Additional 462,939 stock options were granted to employees, directors or consultants of the Company who, on May 3, 2004, held stock options with an exercise price of less than $5.60 per share. The number of additional stock options equated to approximately 4.5% of the said stock options held by such grantees at May 3, 2004. The additional stock options are exercisable at a price per share equivalent to the new, reduced exercise price of the original stock options, and in the same proportions and will expire on the same dates as the original stock options.

There was no accounting consequence for the above changes made to the exercise price and the number of shares, since the above adjustments meet the criteria set forth in FIN 44, "Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB Opinion No. 25)" as follows:

	a.	The aggregate intrinsic value of the award immediately after the change was not greater than the aggregate intrinsic value of the award immediately before the change.

	b.	The ratio of the exercise price per share to the market value per share was not reduced.

During the reporting period, 1,353,765 options were exercised.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 12 - Shareholders’ Equity (cont'd)

C.	Share incentive and stock option plans (cont'd)

1.	ECI Plan (cont'd)

b.	Stock options under the ECI Plans are as follows:

	2004	2003	2002
	Number of shares	Number of shares	Number of shares
Total number authorized at beginning of year	29,760,700	26,760,700	14,760,700
Increase in number authorized during year	—	3,000,000	12,000,000
Options unexercised at beginning of year	(19,067,545)	(12,349,747)	(12,087,850)
Exercised till beginning of year	(2,129,800)	(2,028,982)	(2,028,982)
Granted during year (*)	(4,154,481)	(10,523,271)	(780,000)
Cancelled during year	2,429,077	3,704,655	518,103

Authorized for future grant at end of year	6,837,951	8,563,355	12,381,971

Exercised during the year **	1,353,765	100,818	—
** Average price of options exercised
during year (in US$)	1.83	2.62	—
Options unexercised at end of year	19,439,184	19,067,545	12,349,747

Options may be exercised as follows (1):
First year or thereafter	16,840,697	16,540,199	11,997,247
Second year or thereafter	1,328,180	1,911,858	147,500
Third year or thereafter	1,270,307	615,488	205,000

	19,439,184	19,067,545	12,349,747
(*) Including grants as a result of distribution of ECtel's shares (see C1 and Note 21B).

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 12 - Shareholders’ Equity (cont’d)

C.	Share incentive and stock option plans (cont’d)

1.	ECI Plan (cont'd)

b.	Stock options under the ECI Plans (cont'd)

(1) To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

	2004	2003	2002
Dollars per Share (*)(**)	Number of shares	Number of shares	Number of shares
Zero	2,518,982	2,942,728	—
1.26 - 3.04	2,213,569	2,587,619	650,000
3.11	4,673,266	5,124,326	—
3.12 - 8.13	4,102,460	598,334	798,600
13.76 - 20.76	748,991	1,134,842	1,443,016
23.76 - 26.14	176,500	183,500	269,000
26.42	3,075,356	3,985,054	5,630,531
27.27 - 29.29	1,295,610	1,792,292	2,705,950
29.76 - 39.76	634,450	718,850	852,650

	19,439,184	19,067,545	12,349,747

	(*)	The dollars per share exercise range figures were adjusted as a result of distribution of ECtel's shares (see C1 and Note 21B).
	(**)	As of December 31, 2004, the weighted average exercise price was $ 10.34 and the weighted average remaining contractual life of outstanding options was 7.1 years.

2.	Fair value method

a.
In October 1995 the Financial Accounting Standards Board (FASB) issued SFAS 123 “Accounting for Stock-based Compensation” which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

As required by SFAS 123, the Company has determined the weighted average fair value per option of stock-based arrangements grants during 2004, 2003 and 2002 to be $ 3.4, $ 1.7 and $ 2.2, respectively. The fair values of stock based compensation awards granted were estimated using the “Black - Scholes” option pricing model with the following assumptions.

Year of grant	Option Term	Expected volatility	Risk free interest rate
2004	5	72	2.00%
2003	5	70	1.00%
2002	5	105	1.50%

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 12 - Shareholders’ Equity (cont’d)

C.	Share incentive and stock option plans (cont’d)

2.	Fair value method (cont'd)

b.
Had the compensation expenses for stock options granted under the Company’s stock option plans been determined based on fair value at the grant dates consistent with the method of SFAS 123, the Company’s net income (loss) and net income (loss) per share would have been as follows:

	For the year ended December 31
	2004	2003	2002
	$ in thousands, except per share amounts

Net income (loss), as reported	10,153	(71,040)	(162,468)
Add: Stock-based employee compensation
expenses included in reported net
income (loss), net of related tax effects	1,650	3,568	286
Deduct: Total stock-based employee compensation
expense determined under the fair value
based method for all awards, net of
related tax effects	(10,072)	(23,450)	(59,930)

Pro Forma net income (loss)	1,731	(90,922)	(222,112)

Basic earnings (loss) per share ($):
- as reported	0.09	(0.65)	(1.54)
- pro forma	0.02	(0.84)	(2.10)
Diluted earnings (loss) per share($):
- as reported	0.09	(0.65)	(1.54)
- pro forma	0.01	(0.84)	(2.10)

3.	Employee Stock Purchase Plans ("ESPP")

In July 2000, the ECI Telecom Ltd. 2000 Employee Stock Purchase Plans were approved. Under the ESPP plan all employees were permitted to purchase shares at a price equal to 85% of the lower of the fair market value at the beginning or end of each offering period.

Under the ESPP, the Company sold to its employees during 2003 and 2002 418,983 and 775,123 ordinary shares of the Company (which, in 2001 were previously treasury stock), respectively. The ESPP plan is no longer in effect.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 13 - Balances in Currencies Other Than the Dollar

	December 31, 2004				December 31, 2003
	Israeli currency				Israeli currency
		Foreign currency				Foreign currency
		Euro	Pounds Sterling	Others		Euro	Pounds Sterling	Others
Assets	$ in thousands
Trade receivables	18,838	35,161	5,285	1,346	11,613	48,343	997	1,390
Other current assets (include
discontinued operations)	23,460	10,630	1,162	2,068	26,262	5,123	5,945	4,253
Long-term deposits and marketable
securities	14,870	—	—	—	18,282	—	—	—
Asses held for severance benefits	25,182	—	—	—	24,431	—	—	—

	82,350	45,791	6,447	3,414	80,588	53,466	6,942	5,643

Liabilities
Trade payables	32,471	8,305	186	1,269	27,985	3,909	195	2,462
Other current liabilities (include
discontinued operations)	23,297	17,111	3,775	1,403	36,621	6,571	3,057	4,553
Liabilities for employee severance
benefits	50,514	—	—	190	50,024	—	—	65

	106,282	25,416	3,961	2,862	114,630	10,480	3,252	7,080

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 14 - Charges (Assets Pledged)

The existing and future liabilities of the Company towards Israeli banks are collateralized by certain pledges on assets (real estate in Israel), on certain rights (shares in companies held by the Company ) and by an unlimited "negative pledge" on the Company's assets. As a condition to the continued granting of credit by the banks, the Company is to maintain certain financial ratios, inter alia, tangible equity to total liabilities, current ratio and certain ratios of operating income. See Note 22B.

See Note 4A for pledges on deposits.
See Note 17B for restricted deposits.

Note 15 - Taxes on Income

A.	Tax programs under various Israeli tax laws:

1.	Israel tax reform

During 2003, tax reform legislation was enacted, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date an Israel resident taxpayer will be taxed on income produced and derived both in and out of Israel.

The main provisions of the tax that are relevant to the Company are as follows:

	a)	Transfer pricing of international transactions with related parties.

The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad. The Company considers that the transfer pricing policy adopted with foreign affiliates and subsidiaries is economically fair and that it complies with the said regulations.

	b)	Employee stock incentive plans

The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 49% or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25% after ending of a "trustee period" (2-3 years from the date of grant). Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the Company. There are detailed provisions for implementing these tracks. The Company chose to waive the tax expense and the employees will pay a reduced tax rate of 25%.

	c)	Controlled foreign company (CFC)

The amendment to the law introduced Controlled Foreign Company (CFC) provisions, which, in certain circumstances, will lead to the Israeli company being charged to tax on passive income of foreign affiliates as if it had received a dividend from such companies.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 15 - Taxes on Income (cont'd)

A.	Tax programs under various Israeli tax laws: (cont'd)

d)
Capital gain tax is reduced to 25% from 36%, (except with respect to capital gains from marketable securities which consist to be 36%), with transitional provisions for assets acquired prior to January 1, 2003.

	e)	The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

2.	In June 2004, the Knesset (the Israeli Parliament) approved the Income Tax Ordinance Amendment (No. 140 and Temporary Order), 2004 ("the Amendment").

The Amendment prescribes a gradual reduction in the corporate tax rate, from 36% (in 2001 to 2003) to 30%, in the following manner: in the 2004 tax year, a tax rate of 35% will be imposed, in 2005 a tax rate of 34% will be imposed, in 2006 a tax rate of 32% will be imposed, and from the 2007 tax year and thereafter, the tax rate will be 30%. The Israeli tax rate change had zero current impact on the Company due to its loss carryforwards and the associated valuation allowance.

The current taxes for 2004 (other than an "Approved Enterprise" related income) and the deferred tax balances at December 31, 2004 are calculated based on the new tax rates, as prescribed in the Amendment.

In the event of distribution of cash dividends from income taxed at zero rate, a reduced tax rate in respect of the amount distributed would have to be paid. As of December 31, 2004, the Company has an accumulated loss and therefore it cannot distribute a cash dividend - see Note 12B. Effectively such dividend distribution would be reduced by the amount of the tax. Benefits are attributed to an “Approved Enterprise” based on the growth in turnover upon implementation of each plan.

3.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959.

Pursuant to the above Law, the Company and its Israeli subsidiaries are entitled to tax benefits relating to investments in “Approved Enterprises” in accordance with letters of approval received.

A major part of the production facilities of the Company and its Israeli subsidiaries has been granted the status of an “Approved Enterprise” under the above Law. According to the Law, a company is entitled to an investment grant (up to 24% of investment cost) and also to a tax benefit, which grants the company a reduced tax rate of 25% for a specific period (Alternative A). The Company’s “Approved Enterprise” is subject to zero tax rates under the “Alternative Benefit Method” and reduced tax rates (25% subject to examination of the level of foreign ownership), for specified periods (alternative B). All of the approved enterprises, which currently entitle the Company to benefits, are under alternative B.

The period of benefits in respect of most of the Company’s production facilities will terminate in the years 2005-2011. Some of the Company’s current investments are made under new approvals, or under a request of a new approval.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 15 - Taxes on Income (cont'd)

A.	Tax programs under various Israeli tax laws: (cont'd)

4.	Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985.

Under this law, operating results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar - for a “Foreign Investors’ Company”, as defined by the Law for the Encouragement of Capital Investments, 1959. The Company and its Israeli subsidiaries elected to measure their operating results on the basis of the changes in the Israeli CPI. As a result the Company and its subsidiaries are entitled to deduct from their taxable income an “equity preservation deduction” (which partially compensates for the decrease in the value of shareholders’ equity resulting from the annual rise in the Israel CPI).

5.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969.

The Company is an “Industrial Company” as defined by this Law, and as such is entitled, among other benefits, to claim accelerated depreciation of machinery and equipment as prescribed by regulations issued under the inflationary adjustments tax law.

6.	The rate of company tax on income received in Israel from sources other than an Approved Enterprise is mainly 35%.

7.
In 2002 the Company came to an arrangement with the income tax authorities concerning tax returns filed by TTL through 1998. Among other terms of the arrangement, the Company undertook to pay a further $ 1.4 million in taxes if it does not produce certain confirmations from government agencies in future periods as defined in the arrangement. In the opinion of Management, the provisions included in the balance sheet are adequate and sufficient.

B.	Non-Israeli subsidiaries

Non Israeli subsidiaries are taxed based upon tax laws in their countries of residence.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 15 - Taxes on Income (cont'd)

C.	Taxes on income from continuing operations

Taxes on income included in the consolidated statements of operations are comprised as follows:
	Year ended December 31
	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands
Current taxes relating to -
The Company and its Israeli subsidiaries	1,436	1,402	1,792
Foreign subsidiaries*	693	(6,704)	211
	2,129	(5,302)	2,003

Deferred taxes relating to -
The Company and its Israeli subsidiaries	—	559	6,179
Foreign subsidiaries	(205)	6,884	274
	(205)	7,443	6,453

	1,924	2,141	8,456

(*)	In 2002 - Including tax benefits of $ 1,136 thousand with respect to previous years.
In 2004 - including tax benefits of $ 758 thousand - with respect to previous years.

D.	Loss from continuing operations before taxes on income

	Year ended December 31
	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands
The Company and its Israeli subsidiaries	22,677	(31,395)	(86,066)
Foreign subsidiaries	(3,005)	(6,929)	1,800

	19,672	(38,324)	(84,266)

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 15 - Taxes on Income (cont’d)

E.	Reconciliation of the statutory tax expense (benefit) to actual tax expense

A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate (see A2 above) applicable to the income of companies in Israel, and the actual tax expense is as follows:

	Year ended December 31
	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands
Income from continuing operations as reported in
the consolidated statements of operations	19,672	(38,324)	(84,266)

Tax rate	35%	36%	36%

Statutory income tax on the above amount	6,885	(13,796)	(30,335)

Foreign tax rate differential	(7)	(1,519)	2,403

Current income/ (losses) for which no deferred
tax expense (benefit) has been recorded	(3,851)	10,160	5,661

Tax benefits with respect to previous years	(758)	-	(1,136)

Effect of lower tax rates arising from
"Approved Enterprise Status"	(1,805)	2,652	15,357

Increase (decrease) in taxes resulting from
permanent differences and non deductible
expenses	2,693	7,154	15,963

Other*	(1,233)	(2,510)	543

Taxes on income for the reported year	1,924	2,141	8,456

(*)
Resulting from the difference between the changes in the Israeli CPI, which forms the basis for computation of taxable income of the Company and its Israeli subsidiaries - (see A4 above) and the exchange rate of Israeli currency relative to the dollar.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 15 - Taxes on Income (cont’d)

F.	Components of deferred income tax

(1)	As at December 31, 2004 and December 31, 2003, deferred income tax consists of future tax assets (liabilities) attributable to the following:

	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Deferred tax assets:
Capital loss carryforward	52,281	40,815
Operating loss carryforward (a)	119,471	60,584
Vacation pay accruals, severance pay fund, net, and
other accruals	13,785	3,770
Property, plant and equipment	3,138	4,526
Other	4,577	3,887

Gross total deferred tax assets	193,252	113,582
Valuation allowance for deferred tax assets (a)	(181,218)	(100,984)
Net deferred tax assets (a)	12,034	12,598

Deferred tax liabilities:
Software development costs	(2,887)	(1,629)
Property, plant and equipment	-	(2,027)

Net deferred tax liabilities	(2,887)	(3,656)
Deferred income taxes, net (b)	9,147	8,942

(a)
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carryforwards are available. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. Based on this assessment, as of December 31, 2004, the Company determined that it is more likely than not that $ 9.1 million of such assets will be realized, therefore resulting in a valuation allowance of $ 181.2 million.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 15 - Taxes on Income (cont’d)

F.	Components of deferred income tax (cont'd)

(1)	(a) (cont'd)

The valuation allowance for deferred tax assets as of January 1, 2004, 2003 and 2002 was $ 101 million, $ 94 million and $ 70 million, respectively. The net change in the total valuation allowance for the year ended December 31, 2004, 2003 and 2002 was an increase of $ 80 million, $ 7 million and $ 24 million, respectively.

If changes occur in the assumptions underlying the Company's tax planning strategies or in the schedulings of the reversal of the Company's deferred tax liabilities, the valuation allowance may need to be adjusted in the future.

The Company has not recognized a deferred tax liability of approximately $ 901 thousand for the undistributed earnings of its foreign operations that arose in 2004 and prior years because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings. As of December 31, 2004, the undistributed earnings of these subsidiaries were approximately $ 7,301 thousand.

(b)
Long-term deferred taxes in the amount of $ 9,033 thousand are included in the other assets item of the balance sheet, short-term deferred taxes in the amount of $ 114 thousands are included in other receivables.

(2)
As at December 31, 2004, the Company and its subsidiaries had, for tax purposes, operating loss carryforwards, capital loss carryforwards and general business credit carryforward of $ 504.9 million, $ 147.1 million and $ 1.0 million, respectively.

The Company had no minimum tax credit carryover. A portion of the federal net operating loss carryforwards will begin to expire over the period of 2019 through 2023. The general business credits will expire as follows: $ 302 thousand, $ 495 thousand and $ 208 thousand in through 2005, 2007 and 2008, respectively. Substantially, all of the capital losses have an unlimited carryforward period.

G.	Tax assessment

Final tax assessments have been received by some of the Israeli companies through the 1999 tax year.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 16 - Related Party Transactions

Related parties are comprised of principal shareholders (10% and up of the Company’s share capital) and their subsidiaries and affiliates as well as affiliates of the Company. All related party transactions were at market rates.

Transactions with related parties are mainly as follows:

a.	Sales of certain of the Company’s products and expenses related to such sales;

b.	Financing expenses owing to the issue of capital notes convertible into shares and working capital balances;

A.	Balances due to or from related parties:
	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Assets:
Trade receivables	18,362	3,530
Other receivables	236	317
Long-term receivables, net	81,112	85,538
Investments	—	5,600

Liabilities:
Trade payables	1,383	3,635
Other payables	59	10,064

B.	Income from, and expenses to, related parties:
	Year ended December 31
	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands
Sales	25,610	28,473	4,945
Cost of revenues	3,287	8,751	2,264
Selling and marketing expenses	1,028	2,779	2,043
General and administrative expenses	955	8,098	39,338
Financial expenses	68	15	108
Financial income	47	46	9,974
Other expenses	—	3,400	18,000

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information

Balance sheet:

A.	Cash and cash equivalents

Including deposits of $55,039 thousand at December 31, 2004 (December 31,2003 - $ 109,319 thousand).

B.	Short-term investments

Including restricted balances of $1,035 thousand at December 31, 2004 (December 31, 2003 - $ 1,035 thousand).

C.	Trade receivables

Net of provision for doubtful accounts of $ 25,387 thousand at December 31, 2004 (December 31, 2003 - $ 29,775 thousand).

The activity in the allowance for doubtful accounts for impaired notes receivable for the years ended December 31, 2004 and 2003 follows:
	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Allowance for doubtful accounts at beginning of year	29,775	34,764
Additions charged to bad debt expense	3,798	10,378
Write-down charged against the allowance	(5,258)	(1,200)
Recoveries of amounts previously charged off	(2,928)	(1,038)
Reclassified to discontinued operations	—	(13,129)

Allowance for doubtful accounts at end of year	25,387	29,775

As to sales of certain trade receivables, see Note 17P.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information (cont'd)

D.	Other receivables

	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Employees	918	1,147
Chief Scientist	3,031	2,033
Deferred income tax	114	101
Accrued income and interest	2,341	976
Advances to suppliers	4,228	708
Related parties	18	317
Others	12,791	8,893

	23,441	14,175

E.	Short-term loans and current maturities of long-term debts

Consist of the following:

	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Short term loans	—	—
Current maturities of long term debts	30,000	30,000

	30,000	30,000

F.	Other payables and accrued liabilities

Consist of the following:

	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Employees and social benefits	28,023	25,640
Chief Scientist	2,919	—
Tax authorities	11,913	4,741
Commissions payable	12,234	13,670
Advances from customers	37,202	7,761
Warranty accrual (*)	6,007	6,328
Accrued expenses	35,182	28,384
Fair value of derivatives	13,174	5,944
Other payables and accrued liabilities	2,994	7,971

	149,648	100,439

(*) Balance at the beginning of the year	6,328	9,546
Warranty expenses	(3,123)	(5,104)
Change in accrual	2,802	2,866
Reclassified to discontinued operations	—	(980)
Balance at the end of the year	6,007	6,328

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information (cont'd)

G.	Disclosures about segments and related information

1.	Segment Activities Disclosure:

Segment information is presented in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to management. The Company's internal financial reporting systems present various data for management to run the business, including statement of operations (P&L).

In 2003, following the sale of NGTS and the merger of Enavis and Lightscape, there was a change in the segments of the Company. Accordingly, in prior years the results of Enavis and NGTS were classified under Optical Networks and Others, respectively.

Hereunder the Company's segments:

Broadband Access Division (formerly - Inovia)

The broadband access systems division focuses on the development and production of access products for communications systems, including broadband solutions which make it possible to transfer multi-media content, as well as certain narrowband solutions. These products are designed to allow telecom operators to offer their retail customers broadband access for data applications over telephone (copper) lines, primarily using DSL technology.

Optical Network Division (formerly - Lightscape and Enavis)

The division is a supplier of intelligent optical networking solutions for the metro and regional optical markets. It provides fully managed and scalable optical networks allowing "just on time" seamless coupling of network growth to the changing service needs of the operator, while delivering a variety of services including data, voice and video by means of optic DWDM, SDH/Sonet or Gigabit, Ethernet or other data transmission interfaces.

The products are based on advanced synchronic digital hierarchy and optical technologies. Its lead product is the XDM, an optical dubbing system based on a new technique of band flattening which makes extensive use of state-of-the-art technology. The XDM enables the user to choose the initial platform for simple, low-speed, applications and, at a later stage, to expand them as required, simply, efficiently and at low cost

In addition, the division develops, markets and supplies modular solutions for broadband management on digital cross connect platforms for long haul applications, enabling operators to provide services in a variety of protocols and technologies, thus profiting from the width of the band laid in the optical infrastructure.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information (cont'd)

G.	Disclosures about segments and related information (cont'd)

1.	Segment Activities Disclosure: (cont'd)

Other

The Other segment contains mainly the Company’s manufacturing and service units; head office and management services; general and project management services to outside customers and others; and other activities which are not identified with any of the operational segments.

The Company’s manufacturing and service units serve as manufacturing and service sub-contractors and carry out activities primarily for the above divisions and for Veraz. The cost of manufacturing is included in the cost of sales of each of the divisions, as applicable.

Included in the Other segment until December 2002, were the activities of the Company’s NGTS (Next Generation Telephony System) division, whose principal operations were transferred to Veraz. (See Note 5A.) This division developed and manufactured solutions for the transmission of telephony over internet protocol (IP) networks at carrier grade levels of quality, reliability and density. It specialized in supplying media gateways connecting IP networks to traditional communication networks and offered combined solutions for the transmittal of telephony over IP networks.

2.	Operational segments statement operation disclosure:

The following financial information is the information that management uses for analyzing the results. The figures are presented in consolidated method as presented to management.

	Year ended December 31, 2004
	Optical Network	Broadband Access	Other	Consolidated
	$ thousands	$ thousands	$ thousands	$ thousands
Revenues	254,058	212,939	29,715	496,712

Operating expenses (*)	250,964	188,336	40,455	479,755
Restructuring expenses	—	—	2,585	2,585

Operating income (loss)	3,094	24,603	(13,325)	14,372

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information (cont'd)

G.	Disclosures about segments and related information (cont'd)

2.	Operational segments statement operation disclosure: (cont'd)
Year ended December 31, 2003
Optical Network	Broadband Access	Other	Consolidated
$ thousands	$ thousands	$ thousands	$ thousands
Revenues	177,706	182,290	32,571	392,567

Operating expenses (*)	207,659	165,862	42,190	415,711
Impairment of assets	—	—	667	667
Restructuring expenses	7,243	478	673	8,394

Operating income (loss)	(37,196)	15,950	(10,959)	(32,205)

Year ended December 31, 2002
Optical Network	Broadband Access	Other	Consolidated
$ thousands	$ thousands	$ thousands	$ thousands
Revenues	233,218	241,807	75,409	550,434

Operating expenses (*)	262,754	237,154	118,908	618,816
Impairment of assets	—	—	3,725	3,725
Loss from exchange of assets	—	—	6,783	6,783

Operating income (loss)	(29,536)	4,653	(54,007)	(78,890)

(*)	Includes cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses and amortization of acquisition - related intangible assets.

3.	The following financial information identifies the assets to segments:

Year ended December 31, 2004
Optical Network	Broadband Access	Other	Consolidated
$ thousands	$ thousands	$ thousands	$ thousands
Assets *	241,291	131,597	170,018	542,906
Unallocated assets				311,903
Total consolidated assets				854,809

Depreciation and amortization**	20,684	10,658	6,021	37,363
Capital investments	15,271	6,392	13,720	35,383

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information (cont’d)

G.	Disclosures about segments and related information (cont'd)

3.	The following financial information identifies the assets to segments: (cont'd)

Year ended December 31, 2003
Optical Network	Broadband Access	Other	Consolidated
$ thousands	$ thousands	$ thousands	$ thousands
Assets*	189,235	108,288	199,280	496,803
Unallocated assets				405,193
Total consolidated assets				901,996

Depreciation and amortization**	18,332	11,208	14,458	43,998
Capital investments	11,322	4,130	5,751	21,203

(*)	The assets include: trade receivables (short and long-term), inventories, property, plant and equipment, software development costs, goodwill and other intangibles.
(**)	Including impairment of assets.

4.	Sales to significant customers

The following table summarizes the percentage of sales to significant customers group (when they exceed 10 percent of total revenue for the year):

	Year ended December
	2004	2003	2002
Customer 1	13%	19%	23%
Customer 2	14%	11%	11%

5.	Information on sales by geographic distribution

	Year ended December 31
	2004	2003	2002
	$ in thousands	$ in thousands	$ in thousands
North America	21,894	21,627	40,665
Europe	291,460	232,136	344,590
Asia Pacific and Australia	99,436	64,731	111,327
Israel	68,742	61,818	31,522
Others	15,180	12,255	22,330

	496,712	392,567	550,434

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information (cont’d)

H.	Cost of revenues

Year ended December 31
2004	2003	2002
$ in thousands	$ in thousands	$ in thousands
Finished products consumed	267,981	197,906	288,867
Other manufacturing and other service costs	25,972	43,024	51,486

Cost of revenues	293,953	240,930	340,353

Provision for inventory write off
(see also Note 20)	—	—	7,446
Royalties to the government (see Note 11(C)(1))	7,018	*(1,632)	9,317

	300,971	239,298	357,116

(*)
In 2003, the Company reached an arrangement with the Chief Scientist according to which it would be credited with the amounts of the excess royalties that were paid in respect of the sale of certain products in prior years. Such credits amount to $ 6.3 million.

I.	Research and Development costs, net

Year ended December 31
2004	2003	2002
$ in thousands	$ in thousands	$ in thousands
Expenses incurred	72,893	76,557	102,022
Less - grant participations (see Note 11C)	8,023	14,516	21,843

	64,870	62,041	80,179

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information (cont’d)

J.	Selling and marketing expenses

Year ended December 31
2004	2003	2002
$ in thousands	$ in thousands	$ in thousands
Salaries and employee benefits	37,387	35,033	42,858
Agents’ commissions	13,457	10,903	17,969
Advertising and exhibitions	2,699	2,195	1,978
Foreign travel	5,047	4,469	5,986
Other	19,833	21,043	28,518
	78,423	73,643	97,309

K.	General and administrative expenses

Year ended December 31
2004	2003	2002
$ in thousands	$ in thousands	$ in thousands
Salaries and employee benefits	19,225	16,949	21,628
Rent and maintenance of premises	1,065	1,817	3,210
Bad and doubtful debt expenses	1,200	(1)9,108	(1)44,623
Other	14,001	11,082	12,991
	35,491	38,956	82,452
(1) See also Note 4C(2).

L.	Financial income/expenses, net

Year ended December 31
2004	2003	2002
$ in thousands	$ in thousands	$ in thousands
Financial expenses:
Interest on loans from banks	1,518	2,449	10,036
Bank charges	2,117	1,529	2,837
Exchange rate differences (see Note 1A(6))	2,927	4,556	4,359
Loss from marketable securities	—	—	661
	6,562	8,534	17,893
Financial income:
Interest mainly on bank deposits and receivables	3,038	6,397	19,935
Exchange rate differences (see Note 1A(6))	2,772	624	3,656
Gain from marketable securities	3,359	770	—
	9,169	7,791	23,591

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information (cont’d)

M.	Other income (expenses), net

Year ended December 31
2004	2003	2002
$ in thousands	$ in thousands	$ in thousands
Gain from sale of shares and issuance of new shares
in a consolidated subsidiary (1)	—	—	11,397
Gain (loss) from sale of property and equipment, net	735	(167)	(881)
Loss from realization of investments and allowance
for impairment of investments (2)	(2,469)	(1,587)	(3,139)
Realization of gain on available for sales securities	1,487	—	—
Decline in value of convertible notes (see Note 5B)	—	(3,400)	(18,000)
Gain from cancellation of a provision to the Israeli
Comptroller of Restrictive Trade Practices
(see Note 11A(5))	6,000	—	—
Loss from impairment of amounts funded for
severance pay	(1,000)	—	—
Provision for the payment of indirect duty	(1,600)	—	—
Other	(460)	(222)	(451)

Total other income (expenses), net	2,693	(5,376)	(11,074)

(1)
During 2002, the Company sold 8.5% of the share capital of ECtel. As a result, the Company recognized a pre-tax gain of $ 11.4 million. Following the sale and conversion of options, the Company's holding in ECtel decreased to 59%.

(2)
Arising from a permanent impairment in the value of an investment. The write down is based, among other factors, on stock exchange prices, the operations of the investee and a series of other relevant considerations.

N.	Supplementary Statement of Operations information

Year ended December 31
2004	2003	2002
$ in thousands	$ in thousands	$ in thousands
Expenses:
Maintenance and repairs	9,034	9,963	7,459
Depreciation of property, plant and equipment	22,712	23,830	32,009
Taxes (other than income taxes)	1,521	2,171	2,453
Rent	7,820	11,507	21,200
Advertising costs	3,259	1,980	2,558
Royalties	7,018	162	11,412
Amortization of capitalized software	13,005	15,157	19,939

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information (cont’d)

O.	Earnings (loss) per share (“EPS”)

Following are the details of the basic EPS:

	2004			2003			2002
	Net income	Number of shares	Earnings per share amount	Net loss	Number of shares	Loss per share amount	Net loss	Number of shares	Loss per share amount
	$ in thousands	in thousands	$	$ in thousands	in thousands	$	$ in thousands	in thousands	$
Income (loss) from continuing operations	14,056	108,575	0.13	(44,723)	107,831	(0.41)	(95,202)	105,512	(0.90)

Cumulative effect of accounting
change, net of taxes	—	—	—	—	—	—	(550)	105,512	(0.01)

Discontinued operations	(3,903)	108,575	(0.04)	(26,317)	107,831	(0.24)	(66,716)	105,512	(0.63)

Net income (loss) per share	10,153	108,575	0.09	(71,040)	107,831	(0.65)	(162,468)	105,512	(1.54)

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information (cont’d)

O.	Earnings (loss) per share (“EPS”) (cont'd)

Following are the details of diluted EPS:

2004			2003			2002
Net income	Number of shares	Earnings per share amount	Net loss	Number of shares	Loss per share amount	Net loss	Number of shares	Loss per share amount
$ in thousands	in thousands	$	$ in thousands	in thousands	$	$ in thousands	in thousands	$
Income (loss) from continuing operations	14,056	117,133	0.12	(44,723)	107,831	(0.41)	(95,202)	105,512	(0.90)

Cumulative effect of accounting
change, net of taxes	—	—	—	—	—	—	(550)	105,512	(0.01)

Discontinued operations	(3,903)	117,133	(0.03)	(26,317)	107,831	(0.24)	(66,716)	105,512	(0.63)

Net income (loss) per share	10,153	117,133	0.09	(71,040)	107,831	(0.65)	(162,468)	105,512	(1.54)

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 17 - Supplementary Financial Statement Information (cont’d)

P.	Factoring of financial assets

The Company entered into accounts receivable factoring agreements with a number of financial institutions ("banks"). Under the terms of the agreements, the Company has the option to factor receivables, with the banks on a non-recourse basis, provided that the banks approve the receivables in advance. In some cases, the Company continues to be obligated in the event of commercial disputes, (such as product defects) which are not covered under the credit insurance policy, unrelated to the credit worthiness of the customer. The Company accounts for the factoring of its financial assets in accordance with the provisions of SFAS No. 140.

The agreements call for factoring fees on invoices or promissory notes factored with the banks, as follows: USD and EUR transactions - in most cases, LIBOR for the relevant period on the basis of the semi-annual discount to yield plus a margin of 3.4% per annum on average. In the past, there were no cases in which the Company had to reimburse the banks for accounts receivables following business disputes. The Company does not expect any reimbursements to take place in the foreseeable future.

As at December 31, 2004, trade receivables amounting to $ 31,698 thousand (December 31, 2003 - $ 16,671 thousand) were factored.

Note 18 - Relevant Recently Enacted Accounting Standards

A.
In November 2003, the FASB ratified the consensus reached by the Task Force on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”) regarding disclosures for certain SFAS 115 investment securities and investments accounted for under SFAS 124. In March 2004, the FASB ratified other consensuses reached by the Task Force on EITF 03-1. The objective of EITF 03-1 is to provide guidance on determining when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In September 2004, the FASB issued FASB Staff Position (“FSP”) EITF Issue 03-1-1 which delays the effective date for the measurement and recognition guidance included in EITF 03-1. The FASB recently announced that it intends to reconsider in its entirety EITF 03-1 and all other guidance on disclosing, measuring, and recognizing other-than-temporary impairments of debt and equity securities. Until new guidance is issued, companies must continue to comply with the disclosure requirements of EITF 03-1 and all relevant measurement and recognition requirements in other accounting literature.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 18 - Relevant Recently Enacted Accounting Standards (cont'd)

B.
In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an amendment to ARB 43, Chapter 4 (SFAS 151). The amendment made by SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges, and also requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of SFAS 151 should be applied prospectively. Adoption of this statement is not expected to have a material impact on the financial statements of the Company.

C.
In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment.” This statement is a revision to SFAS No. 123, “Accounting for Stock-Based Compensation” and APB Opinion No. 25, “Accounting for Stock Issued to Employees.” This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In accordance with the standard, the Company will adopt SFAS No. 123R effective July 1, 2005.

Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of, the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. The Company has not yet determined which methodology it will adopt and, at this stage, cannot evaluate the potential impact of the adoption of SFAS No. 123R on its financial position or results of operation because this impact depends on the number of options that will be granted in the future.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 18 - Relevant Recently Enacted Accounting Standards (cont'd)

D.
In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment to APB No. 29." This Statement amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity expected to change significantly as a result of the exchange. Adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

Note 19 - Restructuring

A.	Consist of the following
	Year ended December 31 2004	Year ended December 31 2003
	$ thousands	$ thousands
Severance expenses	—	6,120
Rent contract expenses	2,585	2,274

	2,585	8,394

B.	Additional information

1.
Following the Company's Board of Directors' decision to focus on its two core activities, in the first quarter of 2004, the Company recorded $ 2,585 thousand in restructuring expenses associated with the completion of reorganization plan and the integration of Lightscape Optical Networks and Enavis Networks into the Optical Networks Division. The expenses were due to abandonment of several leased buildings.

2.
As part of the Company's Board of Directors' decision to focus on its two core activities, in 2003, the Company recorded $ 8,394 thousand in reorganization expenses associated largely with the integration of Lightscape Optical Networks and Enavis Networks into the Optical Networks Division, mainly termination benefits and rent contract expenses as follows:

C.	A reconciliation of the beginning and ending restructuring liability balances is as follows:

	Year ended December 31, 2004
	Severance pay	Rent contract	Total
	$ thousands	$ thousands	$ thousands
At the beginning of the year	707	5,450	6,157
Restructuring expenses	—	2,585	2,585
Paid	(707)	(3,461)	(4,168)

At the end of the year	—	4,574	4,574

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 19 - Restructuring

C.	A reconciliation of the beginning and ending restructuring liability balances is as follows:
(cont'd)
Year ended December 31, 2003
Severance pay	Rent contract	Total
$ thousands	$ thousands	$ thousands
At the beginning of the year	—	3,944	3,944
Restructuring expenses	6,120	2,274	8,394
Paid	(2,428)	(768)	(3,196)
Classified to pension liability	(2,985)	—	(2,985)
At the end of the year	707	5,450	6,157

Note 20 - Impairment of Assets and Loss from Exchange of Assets

A.	For the year ended December 31, 2003

During 2003, the Company recorded $0.7 million impairment charges associated with NGTS.

In addition, the Company recorded in the loss on discontinued operations, $6.0 million impairment charges associated with ECtel, arising from the write-down by ECtel of goodwill from the acquisition of Net-Eye in October 2001.

In June 2003, due to significant reduction in ECtel's revenues, it was determined that goodwill has been impaired.

This determination was based upon the guidance set forth in paragraphs 19-22 of SFAS 142, which requires a two-step analysis. The first step used the Discounted Cash Flow approach to measure the fair value of the Telecommunication Systems reporting unit of ECtel Ltd., the result of which indicated that the carrying amount of such reporting unit, including goodwill, exceeded its fair value. The second step was then conducted in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill. In the second step, the fair value of the Telecommunication Systems reporting unit of ECtel, as determined in the first step, was assigned to the reporting unit's individual assets and liabilities. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of the goodwill. The excess of the carrying amount of goodwill over the implied fair value of goodwill was identified as the amount of the impairment loss.

See also Note 21.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 20 - Impairment of Assets and Loss from Exchange of Assets (cont'd)

B.	For the year ended December 31, 2002

1.	Impairment of assets

During 2002, the Company made a provision of $ 3.7 million for a decline in value of assets relating to land and building including in property, plant and equipment and also, wrote off $ 7.4 million of inventory relating to discontinued production and marketing of certain products.

2.	Loss from exchange of assets

In December 2002, the Company closed a transaction pursuant to which it transferred the VoIP and other activities, including certain related net assets with book value of $ 19.6 million, of the business NGTS, plus $10 million in cash, to NexVerse Networks, in exchange for approximately 43% (fully diluted 36%) of the shares of NexVerse. The name of the company resulting from this transaction was changed to Veraz Networks.

A third party valuation commissioned by Veraz, which evaluated among other things, the fair value of the shares transferred to ECI as at December 31, 2002, indicated that the fair market value as at December 31, 2002 of the Veraz shares held by ECI to be $ 22.8 million. Due to the fact that the value of the shares received by ECI was less than the value of the assets transferred, ECI recorded a loss from exchange of assets of $ 6.8 million.

Note 21 - Discontinuance of Operations

A.
During the third quarter of 2002, the Company's Board of Directors decided on a plan to sell the operations of the InnoWave segment, which specializes in development of solutions for broadband wireless access to communications networks.

In April 2003, the Company signed an agreement with Alvarion to sell the InnoWave operation.

The total value of the transaction was approximately $ 20 million, consisting of a cash consideration paid by Alvarion and the cash balances withdrawn by ECI at closing. In addition, Alvarion granted warrants to purchase 200,000 Alvarion shares over a period of five years at an exercise price of $ 3 per share (of which, warrants to purchase 50,000 transferred to certain key InnoWave employees transferred to Alvarion).

In the first quarter of 2004, the Company sold all the shares it had obtained from exercising the aforementioned warrants. The gain from the sale of the shares amounted to $ 1.5 million and was recorded in other income.

B.
During 2003, ECtel's Board of Directors decided on a plan to sell the operations of the Government Surveillance business of ECtel, which provided telecommunication monitoring needs to government agencies.

In February 2004, ECtel signed a definitive agreement to sell the Government Surveillance business to Verint Systems Inc. for $35 million in cash. According to the terms of the transaction, ECtel transferred to Verint various assets and liabilities relating to its Government Surveillance business and undertook certain commitments to Verint. ECtel recorded during the first quarter of 2004 in respect of this transaction a gain of $24.2 million.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 21 - Discontinuance of Operations (cont'd)

B.	(cont'd)

On March 9, 2004, the Board of Directors of ECI decided, in principle, that ECI would distribute 7.6 million of its shares in ECtel Ltd. to ECI's shareholders.

On April 28, 2004, after the Company obtained court approval and the consent of its banks, the Board of Directors declared a distribution of 7.6 million shares of ECtel to the Company's shareholders of record on May 5, 2004. The shares were distributed on May 10, 2004. Before distribution, ECI held approximately 10.5 million, or 58%, of ECtel's shares. After distribution of the shares, ECI holds approximately 16% of ECtel's outstanding shares.

Accordingly, the results of ECtel for all periods reported were reclassified to one line in the statement of operations following the loss from continuing operations.

The assets and liabilities of ECtel as at December 31, 2003 were reclassified in the Company's balance sheets as assets from discontinued operations and liabilities from discontinued operations, respectively.

Note 21 - Discontinuance of Operations (cont'd)

C.	Assets and liabilities of the discontinued segments
	December 31 2004	December 31 2003
	$ in thousands	$ in thousands
Assets relating to discontinued segments*
Cash and cash equivalents	—	18,964
Short-term investments	—	11,006
Trade and other receivables	—	32,862
Prepaid expenses	—	456
Work in progress	—	7,175
Inventory	—	6,442
Long-term deposits and marketable securities	—	6,604
Property, plant and equipment	—	5,589
Other assets	—	589
Goodwill and other intangible assets, net	—	11,056
	—	100,743

December 31 2004	December 31 2003
$ in thousands	$ in thousands
Liabilities relating to discontinued segments*
Trade payables	—	5,681
Other payables and accrued liabilities	—	18,128
Liability for employee severance benefits, net	—	567

Minority interests	—	36,218
	—	60,594

(*)	The assets and liabilities as of December 31, 2003 relate to the discontinued ECtel segment.

ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 21 - Discontinuance of Operations (cont'd)

D.	Results of operations of the discontinued segments

Year ended December 31
2004	2003	2002
$ in thousands	$ in thousands	$ in thousands
Revenues	3,948	44,697	142,414
Expenses (1)	(7,851)	(71,014)	(172,484)
Cumulative effect of an accounting change, net
(Note 1T)	—	—	36,646
Net results	(3,903)	(26,317)	(66,716)

(1)
Including, loss from disposition for the year ended December 31, 2004 in the amount of $ 3,681 thousand, impairment of goodwill for the year ended December 31, 2003 in the amount of $ 6,017 thousand and impairment of long-lived assets for the year ended December 31, 2002 in the amount of $ 22,678 thousand (*).

(*)
As a result of the decline in the first quarter of 2002 in the demand for products of InnoWave, Management updated its forecast of anticipated sales. In accordance with the provisions of SFAS 144 (see Note 1T), a loss was recorded from the decline in value of intangible assets in InnoWave in the amount of $ 15,835 thousand. Also as a result of the expected disposal proceeds, the Company wrote down property, plant and equipment in the amount of $ 6,843 thousand.

Note 22 - Subsequent Events

A.
In January 2005, the Company was named as a defendant in a purported class action complaint filed in the United States against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleges violations of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel’s financial results between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff have not yet been quantified.

ECI believes that the allegations made in the complaint with respect to it are without merit.

B.	On February 9, 2005, the Company repaid to its Israeli banks the balance of its long-term loans of $ 30 million. See Notes 9A and 14.

C.
In February 2005, the Company has entered into a preliminary agreement to sell the long-term receivables from GVT to ABN Amro Bank for the sum of $96 million in cash, plus potentially a further amount of approximately $3.3 million based on certain contingencies. The sale is subject to certain conditions and corporate approvals, including that of the Company’s shareholders, and is anticipated to close in April 2005. It is expected to result in a gain for the Company of approximately $11 million, excluding the contingent amount. See Note 4.

ECI TELECOM LTD.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2005

Consolidated Balance Sheets as of

	March 31		March 31			December 31
	2005		(*)2004			2004
	(Unaudited)		(Unaudited	)		(Audited	)
$	in thousands	$	in thousands		$	in thousands

Assets

Current assets
Cash and cash equivalents	45,910	97,411	74,182
Short-term investments	27,832	15,935	24,714
Receivables:
Trade, net	230,189	126,301	142,928
Other	15,960	15,258	23,441
Prepaid expenses	5,726	6,735	5,982
Work in progress	3,267	3,777	3,244
Inventories	169,312	140,597	175,065
Assets - discontinued operations	-	111,584	-

Total current assets	498,196	517,598	449,556

Long-term receivables and related deposits, net	10,467	102,808	89,975

Long-term deposit and marketable securities	119,073	102,177	119,359

Assets held for severance benefits	24,718	23,627	25,182

Investments	25,881	28,330	26,766

Property, plant and equipment
Cost	252,267	276,611	259,318
Less - Accumulated depreciation	135,097	157,552	139,965

	117,170	119,059	119,353

Software development costs, net	14,627	16,102	14,435

Goodwill	1,039	1,039	1,039

Other assets	8,927	8,902	9,144

Total assets	820,098	919,642	854,809

/s/ Doron Inbar	President, Chief Executive Officer
Doron Inbar

/s/ Giora Bitan	Executive Vice President,
Giora Bitan	Chief Financial Officer

May 22, 2005

ECI Telecom Ltd.

March 31		March 31			December 31
	2005		(*)2004			2004
	(Unaudited)		(Unaudited	)		(Audited	)
$	in thousands	$	in thousands		$	in thousands

Liabilities and shareholders' equity

Current liabilities
Current maturities of long-term debts	-	30,000	30,000
Trade payables	58,964	63,085	68,364
Other payables and accrued liabilities	132,636	102,585	149,648
Liabilities - discontinued operations	-	70,371	-

Total current liabilities	191,600	266,041	248,012

Long-term liabilities

Banks loans	-	22,500	-
Other liabilities	-	6,009	-
Liability for employee severance benefits	49,586	47,896	50,943

Total long-term liabilities	49,586	76,405	50,943

Total liabilities	241,186	342,446	298,955

Minority Interest	4,016	3,827	4,086

Shareholders' equity
Ordinary shares NIS 0.12 par value per share,
Authorized 200,000,000 shares; Issued and outstanding
109,761,246 shares as at March 31, 2005,
108,243,972 as at March 31, 2004
and 109,391,828 as at December 31, 2004	6,207	6,168	6,198
Capital surplus	642,770	664,676	642,222
Accumulated other comprehensive loss	(498)	(2,081)	(12,637)
Accumulated deficit	(73,583)	(95,394)	(84,015)

Total shareholders' equity	574,896	573,369	551,768

Total liabilities and shareholders' equity	820,098	919,642	854,809

(*) Reclassified as a result of discontinued operation - See Note 6

The accompanying notes are an integral part of these interim financial statements.

ECI Telecom Ltd.

Consolidated Statements of Operations

Three months ended					Year ended
	March 31		March 31			December 31
	2005		(*)2004			2004
	(Unaudited)		(Unaudited	)		(Audited	)
$	in thousands	$	in thousands		$	in thousands

Revenues	145,446	107,510	496,712
Cost of revenues	85,575	66,989	300,971

Gross profit	59,871	40,521	195,741
Research and development costs, net	17,799	16,090	64,870
Selling and marketing expenses	21,380	17,860	78,423
General and administrative expenses	10,163	8,047	35,491
Restructuring expenses	-	2,585	2,585

Operating income (loss)	10,529	(4,061)	14,372
Financial expenses	(800)	(2,894)	(6,562)
Financial income	1,680	2,802	9,169
Other income, net	704	1,995	2,693

Income (loss) from continuing operations
before taxes on income	12,113	(2,158)	19,672
Taxes on income	(940)	(269)	(1,924)

Income (loss) from continuing operations
after taxes on income	11,173	(2,427)	17,748
Company's equity in results of investee companies, net	(811)	(464)	(3,387)
Minority interest in results of subsidiary - net	70	(46)	(305)

Income (loss) from continuing operations	10,432	(2,937)	14,056
Income (loss) from discontinued operation, net	-	1,711	(3,903)

Income (loss) for the period	10,432	(1,226)	10,153

Loss per share in US$

Basic earnings (loss) per share:
Continuing operations	0.10	(0.03)	0.13
Discounted operations	-	0.02	(0.04)
Net earnings (loss) per share	0.10	(0.01)	0.09
Weighted average number of shares outstanding used to
compute basic earnings (loss) per share - in thousands	109,574	108,141	108,575

Diluted earnings (loss) per share:
Continued operations	0.09	(0.03)	0.12
Discontinued operations	-	0.02	(0.03)
Net earnings (loss) per share	0.09	(0.01)	0.09
Weighted average number of shares outstanding used to
compute basic earnings (loss) per share - in thousands	117,367	108,141	117,133

(*) Reclassified as a result of discontinued operation - See Note 6.

The accompanying notes are an integral part of these interim financial statements.

ECI Telecom Ltd.

Consolidated Statements of Comprehensive Income

Three months ended					Year ended
	March 31		March 31			December 31
	2005		2004			2004
	(Unaudited)		(Unaudited	)		(Audited	)
$	in thousands	$	in thousands		$	in thousands

Net income (loss) for the period	10,432	(1,226)	10,153

Other comprehensive income (loss):

Changes in the fair value of financial instruments	12,226	4,594	(8,303)
Realization of gain on available for sale securities	-	(1,282)	(1,282)
Unrealized holding gain (loss) on available for sale
securities arising during the period, net	(87)	-	2,341

Total other comprehensive income (loss)	12,139	3,312	(7,244)

Comprehensive income	22,571	2,086	2,909

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity

				Accumulated
	Number			other		Total
	of	Share	Capital	comprehensive	Accumulated	shareholders'
	shares	capital	surplus	income (loss)	deficit	equity
	$ in thousands except share amounts

Balance at January 1, 2005 (audited)	109,391,828	6,198	642,222	(12,637)	(84,015)	551,768
Unaudited

Net income for the three months ended March 31, 2005	-	-	-	-	10,432	10,432
Employee stock options exercised and paid, net	368,031	9	497	-	-	506
Share issuance	1,387	-	10	-	-	10
Amortization of deferred compensation expenses	-	-	41	-	-	41
Net unrealized loss on available for sale securities	-	-	-	(87)	-	(87)
Changes in the fair value of financial instruments	-	-	-	12,226	-	12,226

Balance at March 31, 2005 (unaudited)	109,761,246	6,207	642,770	(498)	(73,583)	574,896

Balance at January 1, 2004 (audited)	108,038,063	6,163	662,903	(5,393)	(94,168)	569,505
Unaudited

Net loss for the three months ended March 31, 2004	-	-	-	-	(1,226)	(1,226)
Employee stock options exercised and paid, net	205,909	5	565	-	-	570
Amortization of deferred compensation expenses	-	-	1,208	-	-	1,208
Realization of gain on available for sale securities	-	-	-	(1,282)	-	(1,282)
Changes in the fair value of financial instruments	-	-	-	4,594	-	4,594

Balance at March 31, 2004 (unaudited)	108,243,972	6,168	664,676	(2,081)	(95,394)	573,369

The accompanying notes are an integral part of these interim financial statements.

ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity (cont'd)

Accumulated
Number			other		Total
of	Share	Capital	comprehensive	Accumulated	shareholders'
shares	capital	surplus	income (loss)	deficit	equity
$ in thousands except share amounts

Balance at January 1, 2004 (audited)	108,038,063	6,163	662,903	(5,393)	(94,168)	569,505

Unaudited

Net income for the year ended December 31, 2004	-	-	-	-	10,153	10,153
Employee stock options exercised and paid, net	1,353,765	35	2,445	-	-	2,480
Amortization of deferred compensation expenses	-	-	1,650	-	-	1,650
Net unrealized gain on available for sale securities	-	-	-	2,341	-	2,341
Realization of gain on available for sale securities	-	-	-	(1,282)	-	(1,282)
Changes in the fair value of financial instruments	-	-	-	(8,303)	-	(8,303)
Distribution of shares of a subsidiary as dividend in kind	-	-	(24,776)	-	-	(24,776)

Balance at December 31, 2004 (unaudited)	109,391,828	6,198	642,222	(12,637)	(84,015)	551,768

ECI Telecom Ltd.

Consolidated Statement of Cash Flows

Three months ended					Year ended
	March 31		March 31			December 31
	2005		(*)2004			2004
	(Unaudited)		(Unaudited	)		(Audited	)
$	in thousands	$	in thousands		$	in thousands

Cash flows for operating activities
Income (loss) for the period	10,432	(1,226)	10,153

Adjustments to reconcile income (loss) to cash provided
by operating activities:
Depreciation and amortization	9,881	9,736	35,356
Amortization of deferred compensation	41	1,208	1,650
Gain on sale of property and equipment	(244)	(248)	(735)
Capital losses (gains), net	(2,276)	145	3,950
Other - net	776	325	(468)
Company’s equity in results of investee companies	811	464	3,387
Minority interest in net results of subsidiaries	(70)	46	305
Loss (gain) from marketable securities	428	(608)	987
Decrease (increase) in trade receivables (including non-current
maturities of bank deposits and trade receivables)	(7,752)	14,335	10,741
Decrease (increase) in other receivables	7,603	4,005	(8,806)
Decrease (increase) in prepaid expenses	256	(1,480)	(727)
Decrease (increase) in work in progress	(23)	(454)	79
Decrease (increase) in inventories	5,753	(23,714)	(58,182)
Changes in net balance of discontinued operations	-	(1,064)	870
Increase (decrease) in trade payable	(9,400)	12,081	17,360
Increase (decrease) in other payables and accrued liabilities	(4,786)	2,123	41,443
Decrease in other long-term liabilities	-	(6)	(5,015)
Decrease in liability for employee severance benefits	(1,357)	(2,762)	(715)
Net cash provided by operating activities	10,073	12,906	51,633

Cash flows for investing activities
Investments in deposits, net	(2,420)	636	2,681
Software development costs capitalized	(2,494)	(3,092)	(11,151)
Investment in property, plant and equipment	(5,543)	(6,666)	(23,937)
Proceeds from sale of property, plant and equipment	391	455	1,487
Proceeds from realization of an investee company	2,350	-	-
Acquisition of investee companies	-	-	(1,212)
Long-term loans granted	-	-	(6,000)
Investment in marketable securities, net	(1,202)	(26,778)	(43,075)
Changes in assets held for severance benefits	367	804	(751)
Repayment of convertible notes	-	-	5,400
Disposition of a consolidated subsidiary as dividend in kind (A)	-	-	-

Net cash used in investing activities	(8,551)	(34,641)	(76,558)

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Consolidated Statement of Cash Flows (cont'd)

Three months ended					Year ended
	March 31		March 31			December 31
	2005		(*)2004			2004
	(Unaudited)		(Unaudited	)		(Audited	)
$	in thousands	$	in thousands		$	in thousands

Cash flows from financing activities
Repayment of loans from banks	(30,000)	(22,500)	(30,000)
Exercise of stock options	506	570	2,480
Share issuance	10	-	-
Decrease in short-term credit, net	-	15,000	-

Net cash used in financing activities	(29,484)	(6,930)	(27,520)

Effect of change in exchange rate on cash	(310)	(335)	216

Changes in cash and cash equivalents	(28,272)	(29,000)	(52,229)
Cash and cash equivalents at beginning of period	74,182	126,411	126,411

Cash and cash equivalents at end of period	45,910	97,411	74,182

A. Disposition of a consolidated subsidiary as dividend in kind:

Assets - discontinued operations	-	-	96,454
Liabilities - discontinued operations	-	-	(57,175)
Investments in investee company	-	-	(10,822)
Capital surplus	-	-	(24,776)
Loss from disposition	-	-	(3,681)

	-	-	-

(*) Reclassified as a result of discontinued operation - See Note 6

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements

Note 1 - General
The interim financial statements are prepared in a condensed format, as of March 31, 2005 and for the three-month period then ended. The interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as of December 31, 2004 and the accompanying notes thereto.

Note 2 - Significant Accounting Policies

A.
The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements.

B.	The interim consolidated financial statements are prepared in accordance with accounting principles for preparation of financial statements for interim periods.

C.	Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

D.	The interim consolidated financial statements have been prepared in accordance with US GAAP on the basis of historical cost convention and denominated in U.S. dollars.

Note 3 - Inventory

Consist of the following:

	March 31	December 31
	2005	2004
	$ in thousands	$ in thousands
Raw materials and components	60,702	58,050
Work in process	11,805	13,706
Finished products	96,805	103,309

	169,312	175,065

ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements - (Continued)

Note 4 - Shareholders' Equity

1. Share incentive and stock option plan

A. Stock options under the ECI Plans are as follows:
Three months
ended	Year ended
March 31	December 31
2005	2004
Number of shares	Number of shares

Total number authorized at beginning of period	29,760,700	29,760,700
Options unexercised at beginning of period	(19,439,184)	(19,067,545)
Exercised till beginning of period	(3,483,565)	(2,129,800)
Granted during period	-	(4,154,481)
Cancelled during period	194,047	2,429,077

Authorized for future grant at end of period	7,031,998	6,837,951

Exercised during the period *	368,031	1,353,765

* Average price of options exercised during period (in US$)	1.37	1.83

Options unexercised at end of period	18,877,106	19,439,184

Options may be exercised as follows (1):
First year or thereafter	16,781,190	16,840,697
Second year or thereafter	1,174,729	1,328,180
Third year or thereafter	921,187	1,270,307

	18,877,106	19,439,184

ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements - (Continued)

Note 4 - Shareholders' Equity (cont'd)

1. Share incentive and stock option plan (cont'd)

B.	To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

	March 31	December 31
	2005	2004
Dollars per Share	Number of shares	Number of shares

Zero	2,319,376	2,518,982
1.26 - 3.04	2,138,808	2,213,569
3.11	4,599,841	4,673,266
3.12 - 8.13	3,938,141	4,102,460
13.76 - 20.76	748,624	748,991
23.76 - 26.14	176,500	176,500
26.42	3,029,856	3,075,356
27.27 - 29.29	1,291,510	1,295,610
29.76 - 39.76	634,450	634,450

	18,877,106	19,439,184

2. Fair value method

A.
In October 1995 the Financial Accounting Standards Board (FASB) issued SFAS 123 “Accounting for Stock-based Compensation” which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

As required by SFAS 123, the Company has determined the weighted average fair value per option of stock-based arrangements grants during the year 2004 and the first quarter of 2004 to be $ 3.4 and $ 2.96, respectively. The fair values of stock based compensation awards granted were estimated using the “Black - Scholes” option pricing model with the following assumptions.

	Option	Expected	Risk free
	term	volatility	interest rate
Period of grant	Term	Volatility	Interest rate

Three months ended March 31, 2005	-	-	-
Three months ended March 31, 2004	5	68.8	1.0%
Year ended December 31, 2004	5	72	2.0%

ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements - (Continued)

Note 4 - Shareholders' Equity (cont'd)

2. Fair value method (cont'd)

B.
Had the compensation expenses for stock options granted under the Company’s stock option plans been determined based on fair value at the grant dates consistent with the method of SFAS 123, the Company’s net income (loss) and net income (loss) per share would have been as follows:

Three months ended					Year ended
	March 31		March 31			December 31
	2005		2004			2004
	(Unaudited)		(Unaudited	)		(Audited	)
$	in thousands	$	in thousands		$	in thousands

Net income (loss) as reported	10,432	(1,226)	10,153
Add:
Stock based employee compensation
expenses included in reported net income
(loss), net of related tax effects	41	1,208	1,650

Deduct:
Total stock-based employee compensation
expenses determined under fair value-
based method for all awards, net of related
tax effects	(2,008)	(2,022)	(10,072)

Pro forma net income (loss)	7,665	(2,040)	1,731

Basic earnings (loss) per share ($)

As reported	0.10	(0.01)	0.09
Pro forma	0.08	(0.02)	0.02

Diluted earnings (loss) per share ($)

As reported	0.09	(0.01)	0.09
Pro forma	0.07	(0.02)	0.01

ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements - (Continued)

Note 5 - Material Events in the Current Period

A.
In January 2005, the Company was named as a defendant in a purported class action complaint filed in the United States against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleges violations of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel’s financial results between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff have not yet been quantified.

ECI believes that the allegations made in the complaint with respect to it are without merit.

B.
In February 2005, the Company has entered into a preliminary agreement to sell the long-term receivables from GVT to ABN Amro Bank for the sum of approximately $96 million in cash, plus potentially a further amount of approximately $3.3 million based on certain contingencies. The sale was subject to certain conditions and corporate approvals, including that of the Company’s shareholders.

In April 2005, the Company received the approvals for the sale and the conditions were met. As a result, the transaction closed in April 2005, resulting in a net gain of $10.4 million (excluding the contingent amount), which will be recognized during the second quarter of 2005. In addition, as of March 31, 2005, GVT's debt was reclassified to short-term trade receivables.

Note 6 - Discontinued Operations

During 2003, ECtel's Board of Directors decided on a plan to sell the operations of the Government Surveillance business of ECtel, which provided telecommunication monitoring needs to government agencies.

In February 2004, ECtel signed a definitive agreement to sell the Government Surveillance business to Verint Systems Inc. for $35 million in cash. According to the terms of the transaction, ECtel transferred to Verint various assets and liabilities relating to its Government Surveillance business and undertook certain commitments to Verint. ECtel recorded during the first quarter of 2004 in respect of this transaction a gain of $24.2 million.

On March 9, 2004, the Board of Directors of ECI decided, in principle, that ECI would distribute 7.6 million of its shares in ECtel Ltd. to ECI's shareholders.
On April 28, 2004, after the Company obtained court approval and the consent of its banks, the Board of Directors declared a distribution of 7.6 million shares of ECtel to the Company's shareholders of record on May 5, 2004. The shares were distributed on May 10, 2004. Before distribution, ECI held approximately 10.5 million, or 58%, of ECtel's shares. After distribution of the shares, ECI holds approximately 16% of ECtel's outstanding shares.

Accordingly, the results of ECtel for all periods reported were reclassified to one line in the statement of operations following the income (loss) from continuing operations.

The assets and liabilities of ECtel as at March 31, 2004 were reclassified in the Company's balance sheets as assets from discontinued operations and liabilities from discontinued operations, respectively.

ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements - (Continued)

Note 6 - Discontinued Operations (cont'd)

Set forth below is detail of the assets and liabilities of the discontinued activities on March 31, 2005:
March 31		March 31			December 31
	2005		2004			2004
	(Unaudited)		(Unaudited	)		(Audited	)
$	in thousands	$	in thousands		$	in thousands

Assets relating to discontinued segment
Cash and cash equivalents	-	47,982	-
Short-term investments	-	8,600	-
Trade and other receivables	-	28,374	-
Prepaid expenses	-	639	-
Inventory	-	5,210	-
Long-term deposits and marketable securities	-	5,559	-
Property, plant and equipment	-	4,230	-
Goodwill and other intangible assets, net	-	10,990	-

	-	111,584	-

March 31		March 31			December 31
	2005		2004			2004
	(Unaudited)		(Unaudited	)		(Audited	)
$	in thousands	$	in thousands		$	in thousands

Liabilities relating to discontinued segment
and discontinued operations

Trade payables	-	4,211	-
Other payables and accrued liabilities	-	28,002	-
Liabilities for employee severance benefit, net	-	277	-
Minority interests	-	37,881	-

	-	70,371	-

Set forth below are the results of operations of the discontinued segment

Three months ended					Year ended
March 31		March 31			December 31
	2005		2004		2004
	(Unaudited)		(Unaudited	)	(Audited	)
$	in thousands	$	thousands		$ thousands

Revenues	-	3,370	3,948
Expenses	-	(1,659)	* (7,851)

Net results	-	1,711	(3,903)

(*)	Including loss from disposition for the year ended December 31, 2004 in the amount of $ 3,681 thousand.

ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements - (Continued)

Note 7 - Segment Reports

1. Segment activities disclosure:

Segment information is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to the management. The Company's internal financial reporting systems present various data for management to run the business, including profit and loss statements (P&L).

2. Operational segment disclosure:

The following financial information is the information that management uses for analyzing the business results. The figures are presented on a consolidated basis and reflect the presentation to the management.

Three months ended March 31, 2005 (Unaudited)
Optical	Broadband
Networks	Access	Other		Consolidated
$ in thousands	$ in thousands	$	in thousands	$	in thousands

Revenues	76,507	62,631	6,308	145,446

Operating expenses (*)	71,585	54,106	9,226	134,917

Operating income (loss)	4,922	8,525	(2,918)	10,529

Three months ended March 31, 2004 (Unaudited)
Optical	Broadband
Networks	Access	Other		Consolidated
$ in thousands	$ in thousands	$	in thousands	$	in thousands

Revenues	52,206	47,705	7,599	107,510

Operating expenses (*)	55,224	44,380	9,382	108,986
Restructuring expenses	-	-	2,585	2,585

Operating income (loss)	(3,018)	3,325	(4,368)	(4,061)

Year ended December 31, 2004 (Audited)
Optical	Broadband
Networks	Access	Other		Consolidated
$ in thousands	$ in thousands	$	in thousands	$	in thousands

Revenues	254,058	212,939	29,715	496,712

Operating expenses (*)	250,964	188,336	40,455	479,755
Restructuring expenses	-	-	2,585	2,585

Operating income (loss)	3,094	24,603	(13,325)	14,372

(*)	Includes cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses.

ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements - (Continued)

Note 8 - Relevant Recently Enacted Accounting Standards

In December 2004, the FASB issued SFAS No. 123 (Revision 2004), "Share-Based Payment", (SFAS No. 123R), that addresses the accounting for share-based payment transactions in which employee services are received in exchange for either equity instruments of the Company, liabilities that are based on the fair value of the Company's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees". Instead, SFAS No. 123R requires that such transactions be accounted for using a fair-value-based method and that compensation expense be recognized in the statement of operations rather than disclosing the pro forma impact of the stock based compensation as the Company currently discloses in Note 4(2).

SFAS No. 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS No. 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS No. 123R in accordance with the original provisions of SFAS No. 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS No. 123. A company would not be permitted to make any changes to those amounts upon adoption of SFAS No. 123R unless those changes represent a correction of an error.

The provisions of SFAS No. 123R are effective for annual periods beginning after June 15, 2005. This Standard will be effective for the Company as of January 1, 2006. The Company has not yet determined which methodology it will adopt and, at this stage, cannot evaluate the potential impact of the adoption of SFAS No. 123R on its financial position or results of operation because this impact depends on the number of options that will be granted in the future.

Note 9 - Subsequent Events

On May 15, the Company signed a definitive agreement to acquire 100% of Laurel Networks Inc., an innovative provider of Next-Generation IP/MPLS Multi-Service Edge Routers. Under the terms of the agreement, ECI will pay $88 million in cash for Laurel. The transaction is subject to several standard closing conditions and is expected to close within a few weeks.
The results of Laurel Networks will be incorporated in the Company’s financial statements starting in the second quarter of 2005 as of the closing date.

2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ECI TELECOM LTD.

July 14, 2005

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE EXTERNAL DIRECTOR AND ALL OTHER DIRECTORS LISTED AND "FOR" PROPOSALS 3a. THROUGH 6.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. To re-elect Ms. Yocheved Dvir as an external director.	☐	☐	☐
2. To elect eight other directors			
i. Shlomo Dovrat	☐	☐	☐
ii. Danny Biran	☐	☐	☐
iii. Craig Ehrlich	☐	☐	☐
iv. Avraham Fischer	☐	☐	☐
v. Colin R. Green	☐	☐	☐
vi. Jonathan B. Kolber	☐	☐	☐
vii. Casimir Skrzypczak	☐	☐	☐
viii. Gerd Tenzer	☐	☐	☐
3a. To approve new terms of compensation for Mr. C. Skrzypczak.	☐	☐	☐
3b. To approve additional compensation for Mr. G. Tenzer.	☐	☐	☐
4. To approve the adoption of the ECI Telecom Ltd. Employee Restricted Share Incentive Plan 2005.	☐	☐	☐
5. To approve an increase in the number of shares reserved for the Company's share incentive plans.	☐	☐	☐
6. To reappoint independent auditors and approve the fixing of their remuneration by the audit committee.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

ECI TELECOM LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints DORON INBAR, GIORA BITAN, MARTIN OSSAD and EFRAT NAVEH and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of ECI Telecom Ltd. (the "Company"), held of record in the name of the undersigned at the close of business on June 8, 2005, at Annual General Meeting of Shareholders (the "Meeting") to be held at the offices of the Company, 30 Hasivim Street, Petah Tikva, Israel, on July 14, 2005 at 10:30 a.m. (local time), and at any and all adjournments thereof on the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

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